                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By:    /s/  Atsushi Inamura
                                          --------------------------------------
                                      Name:  Atsushi Inamura
                                      Title: Chief Manager, General Affairs
                                             Corporate Administration Division

                           Consolidated Summary Report
                              (under Japanese GAAP)
                    for the Fiscal Year Ended March 31, 2003

Date:                                                        May 26, 2003
Company name (code number):                                  Mitsubishi Tokyo Financial Group, Inc. (8306)
                                                             (URL http://www.mtfg.co.jp)
Stock exchange listings:                                     Tokyo, Osaka, New York, London
Headquarters:                                                Tokyo
Representative:                                              Shigemitsu Miki, President & CEO
For inquiry:                                                 Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
                                                             (Phone) +81-3-3240-8211
Date of resolution of Board of Directors with respect
to the consolidated financial statements:                    May 26, 2003
Trading accounts:                                            Established

1. Consolidated financial data for the year ended March 31, 2003

(1) Operating results

                                                                        (in millions of yen except per share data and percentages)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       For the year ended March 31,
                                                                                       ----------------------------
                                                                                          2003            2002
-------------------------------------------------------------------------------------------------------------------
Ordinary income                                                                          2,772,528        3,262,347
   Change from the previous year                                                             (15.0)%              -
-------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                                                    (360,262)        (289,345)
   Change from the previous year                                                                 -                -
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                         (161,495)        (152,316)
   Change from the previous year                                                                 -                -
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                                      (30,238.64)      (28,921.99)
-------------------------------------------------------------------------------------------------------------------
Net income per common and common equivalent share                                                -                -
-------------------------------------------------------------------------------------------------------------------
Net income (loss) as a percentage of shareholders' equity                                     (6.2)%           (5.1)%
-------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss) as a percentage of total liabilities,                                  (0.4)%           (0.3)%
   minority interest and shareholders' equity
-------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss) as a percentage of ordinary income                                    (13.0)%           (8.9)%
-------------------------------------------------------------------------------------------------------------------

Notes:

   1. Equity in earnings (loss) of affiliates
       for the year ended:
                                                          March 31, 2003:           (3,532) million of yen
                                                          March 31, 2002:          (10,612) million of yen

   2. Average number of shares outstanding for
       the year ended:
                             March 31, 2003:              (common stock)         5,616,357 shares
                                               (preferred stock-class 1)            81,021 shares
                                               (preferred stock-class 2)           100,000 shares
                             March 31, 2002:              (common stock)         5,554,666 shares
                                               (preferred stock-class 1)            81,400 shares
                                               (preferred stock-class 2)           100,000 shares

   3. Changes in accounting policy: No

(2) Balance sheet highlights

                                                                 (in millions of yen except per share data and percentages)
---------------------------------------------------------------------------------------------------------------------------
                                                                                     As of March 31,
                                                                       ----------------------------------------------------
                                                                            2003                2002
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                   99,175,319         99,496,829
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                            3,046,420          3,324,445
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as a percentage of total liabilities,
minority interest and shareholders' equity                                            3.1%               3.3%
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per common share                                          417,951.31         516,832.48
---------------------------------------------------------------------------------------------------------------------------
Risk-adjusted capital ratio (based on the standards of           (preliminary
the Bank for International Settlements, the "BIS")               basis)             10.84%             10.30 %
---------------------------------------------------------------------------------------------------------------------------

Note: Number of shares outstanding as of:
          March 31, 2003:                                               (common stock)            6,228,850 shares
                                                             (preferred stock-class 1)               81,021 shares
                                                             (preferred stock-class 2)              100,000 shares
          March 31, 2002:                                               (common stock)            5,572,880 shares
                                                             (preferred stock-class 1)               81,400 shares
                                                             (preferred stock-class 2)              100,000 shares

(3)  Cash flows

                                                                                   (in millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                              For the year ended March 31,
                                                                       ----------------------------------------
                                                                                  2003               2002
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                             4,636,714            (36,150)
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                            (2,124,823)           125,290
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                              (186,820)          (154,273)
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of fiscal year                                 4,049,530          1,741,798
---------------------------------------------------------------------------------------------------------------


(4) Scope of consolidation and application of the equity method

     Consolidated subsidiaries: 184      Affiliated companies accounted for by
                                         the equity method:  31

(5) Change in the scope of consolidation and application of the equity method

     Consolidated subsidiaries:              Newly included: 13   Excluded: 15
     Affiliated companies accounted for by
     the equity method:                      Newly included:  1   Excluded:  7

2. Earning projections for the fiscal year ending March 31, 2004

                                                                                           (in millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                  Ordinary income         Ordinary profit         Net income
---------------------------------------------------------------------------------------------------------------
For the six months ending September 30, 2003              1,395,000               150,000             70,000
---------------------------------------------------------------------------------------------------------------
For the year ending March 31, 2004                        2,880,000               370,000            190,000
---------------------------------------------------------------------------------------------------------------

Projected net income per common share for the year ending March 31, 2004 (yen):
29,165.01

(Reference)


Formulas for computing ratios for the fiscal year ended March 31, 2003 are as follows.

Net income per common share

        Net income attributable to common shareholders
  -----------------------------------------------------------
     Average number of common stock for the fiscal year *

Net income per common and common equivalent share

   Net income attributable to common shareholders + Adjustments in net income
--------------------------------------------------------------------------------
 Average number of common stock for the fiscal year * + Common equivalent share

Net income as a percentage of shareholders' equity

           Net income attributable to common shereholders
---------------------------------------------------------------------------x 100
  {[Shareholders' equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year x Issue price] + [Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end x Issue price]} / 2

Shareholders' equity per common share

 Shareholders' equity at fiscal year end - Deduction from shareholders' equity**
--------------------------------------------------------------------------------
                   Number of common stock at fiscal year end *


Note: Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.2 "Accounting Standard for Earnings Per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002 and Financial Accounting Standards Implementation Guidance No.4 "Implementation Guidance for Accounting Standard for Earnings Per Share" issued by the ASBJ on September 25, 2002.

Formula for computing projected earning ratio for the fiscal year ending March 31, 2004 is as follows.

Projected net income per common share

            Projected net income attributable to common shareholders
   -------------------------------------------------------------------------
                  Number of common stock at fiscal year end *


   * excluding treasury stock and parent's common stock owned by subsidiaries ** number of preferred stock at fiscal year end x issue price + total dividends on preferred stock


--------------------------------------------------------------------------------
This financial summary report and the accompanying financial highlights contain forward looking statements and other information relating to the Company (such statements and information are hereafter referred to as the "Forward-Looking Statements"). The Forward-Looking Statements are not historical facts and include, reflect or are otherwise based upon, among other things, the Company's current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of its operations, its financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that the Company's management will strive to achieve through the successful implementation of the Company's business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. The Company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Please see "3. Results of Operations and Financial Condition -
(1) Results of operations."

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. The Company is under no obligation - and expressly disclaim any obligation - to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.
--------------------------------------------------------------------------------

1.  Information on the Company

    The Company is engaged primarily in the banking business and also conducts trust business, securities business, asset management business and other related financial businesses.
    The Company's corporate governance structure and its major subsidiaries are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                  General Meeting of Shareholders
-------------------------------------------------------------------------------------------------------------------------
        Corporate Auditor
        ------------------
        Board of
        Corporate Auditors
-------------------------------------------------------------------------------------------------------------------------
                                                  Board of Directors            Compliance Advisory Committee
-------------------------------------------------------------------------------------------------------------------------
        Advisory Board                            Executive Committee           Other Committees
-------------------------------------------------------------------------------------------------------------------------
        Chief Planning Officer                    Chief Financial Officer       Chief Risk Management Officer
-------------------------------------------------------------------------------------------------------------------------
Corporate                  Corporate              Financial                Corporate Risk         Audit &
Administration             Policy                 Policy                   Management             Compliance
Division                   Division               Division                 Division               Division
-------------------------------------------------------------------------------------------------------------------------
Matters relating to the    Matters relating to    Matters relating to      Matters relating to    Matters relating to
General Meeting of         business strategy      raising capital,         risk management        the sound and
Shareholders,              and business           financial strategy and                          appropriate operation
executive secretaries,     planning               investment                                      of subsidiary
human resources and                               management                                      companies
general affairs
--------------------------------------------------------------------------------------------------------------------------



                                                  Major subsidiaries
--------------------------------------------------------------------------------------------------------------------------
        The Bank of Tokyo-Mitsubishi, Ltd.                                 The Mitsubishi Trust and Banking Corporation
--------------------------------------------------------------------------------------------------------------------------

2.  Management Policy

(1) Principal management policy

    The Company's management philosophy set forth below represents the core set of principles that forms the foundation for our strategies and decision-making process.

                         (Group Management Philosophy)
             Founded on the key principles of trust and reliability,
                        Mitsubishi Tokyo Financial Group
        contributes to the prosperity of its customers at home and abroad and of the communities it serves, and
                 continuously creates social and economic value,
                 by providing comprehensive financial services.

(2) Basic policy regarding profit distribution

     Given the public nature of a bank holding company, in order to strengthen the Company's corporate constitution and continue sound management, the Company endeavors to maintain stable dividends while maintaining the Company's overall strength.
     With respect to the annual dividends to be paid at the end of the period, the Company plans to reduce the dividends per common share by (Yen)2,000 to
     (Yen)4,000 in order to bolster the Company's capital structure and strengthen the financial condition.
     With respect to the preferred stock dividends to be paid for the end of the period, the Company plans on the following: With respect to Class 1 Preferred Stock, a dividend in the amount of (Yen)41,250 (which together with the interim dividend previously paid will total (Yen)82,500 per share for the fiscal year) and with respect to Class 2 Preferred Stock, a dividend in the amount of (Yen)8,100 (which together with the interim dividend previously paid will total (Yen)16,200 per share for the fiscal year).

(3) Basic policy relating to the possible lowering of the minimum investment amount

    With regard to the lowering of the minimum investment amount with respect to the Company's stock, we do not believe the Company needs to take action immediately. The Company, however, will continue to consider the possibility of lowering the minimum investment amount to meet investors' needs, taking into account the level of stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits of such an adjustment.

(4) Management targets/1/

    The Company has set the following management targets for the year ended March 31, 2006:

    1.  ROE

    The Company is aiming to increase its ROE/2/ with a target of over 13%.

    2.  BIS

    The Company is aiming to manage its assets and capital efficiently with a target BIS ratio of approximately 12%.

--------------------
1 The assumptions for these targets are that in the year ending March 31, 2006 the Euro-yen rate (3 months): 0.6% (period average); yen-dollar exchange rate:(Yen)120 (at the end of the period); actual GDP growth rate: 1.8%

2   ROE is calculated as follows:


                 Net income - Dividends on preferred stock                 x 100
--------------------------------------------------------------------------
{(Shareholders' equity at beginning of period - Number of preferred stocks at beginning of period x Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders' equity at end of period - Number of preferred stocks at end of period x Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

3. Consolidated Operating Profit (gyomu juneki) (adjusted to exclude write-down on trust accounts and additions to general reserve for loan losses):
    (Yen)1,140 billion.

4. Consolidated Net Income: The Company would like to achieve a consolidated net income of(Yen)460 billion.

(5)  Medium term management strategy

     Through a further reform of its profit structure, the Company seeks to build swiftly a business structure that can achieve stable growth.

     In order to strive to achieve this target, the Company aims to restructure the business model of the entire group by shifting to a more consolidated and integrated management of the group.

     In rebuilding the business model, Bank of Tokyo-Mitsubishi, Mitsubishi Trust and Banking and Mitsubishi Securities will seek to reallocate their resources, including personnel and facilities, to further enhance the expertise of each group company, and to create a structure that can provide customers with higher quality and more comprehensive financial services.

     1.  Retail business: Strengthening strategy and improving efficiency

         The Company plans to strengthen operations and raise efficiency in the growing retail business area. By developing strategies and through integrating operations group-wide, the Company aims to achieve rapid and customer-friendly delivery of the best products and services to each customer through efficient channels.

     2.  Standardizing and integrating operations and systems

         The Company further develops the standardization and integration of office operations and systems, and pursues reduction of total group costs while maintaining a high level of functionality, quality and dependability.

     3.  Increasing expertise and operational efficiency

         The Company plans to consolidate skills and functions within the group to further increase expertise and raise operational efficiency and productivity.

(6)  Issues facing the company

     The Japanese economy is in a deflationary state and the business environment could remain unstable. In this environment, the Company is striving to improve its business results by promptly addressing its non-performing loan and shareholdings issues and moving towards an "aggressive" business strategy.

     In accordance with the Financial Services Agency's policy of halving the non-performing loan ratio by the end of fiscal 2004, which is highlighted in their "Program for Financial Revival", the Company aims to promote the disposal of non-performing loans and the reduction of shareholdings in order to strengthen its balance sheet. The Company seeks to increase its profitability by increasing loan volume to creditworthy borrowers and improving the risk-adjusted returns on the lending business, by expanding the offerings of fee-generating value-added financial services in business areas such as commercial banking, asset management and investment banking, and by promoting cost efficiency through further streamlining the branch network and personnel structure while maintaining and improving customer convenience.

     In order to effectively carry out these business objectives, the Company intends to implement a consolidated, group management structure, while enhancing the relationship and cooperation with its subsidiaries. The Company will also review and modify functions and roles among the Company and its subsidiaries within its consolidated management framework.

(7) Corporate governance principles and status of implementation of corporate governance changes

     (Corporate Governance Principles)

     The "Group Management Philosophy" is the basic policy for forming management strategies and all activities relating to the business decisions the Company makes. The Company also established the "MTFG Code of Ethics" which is a set of common values and ethical principles to be shared by the employees of the Company. The Company is committed to improving the corporate governance structure through the implementation of the "Group Management Philosophy" and "MTFG Code of Ethics."

                              (MTFG Code of Ethics)

..   Establishment of Trust
    ----------------------
    Fully cognizant of the importance of the Group's social responsibilities and public role, we strive to maintain unwavering trust from society through the sound and proper management of our business activities, based on the principle of accountability.

..   Serving Our Clients First
    -------------------------
    We recognize that the satisfaction of our clients and their confidence in MTFG form the foundation of the Group's very existence. As such, we endeavor to always provide our clients with the highest quality products and services best suited to their needs.

..   Sound and Transparent Management
    --------------------------------
    We endeavor to manage our affairs in a sound and transparent manner by maintaining appropriate and balanced relationships with all stakeholders, including clients, shareholders and others, while assuring fair, adequate and timely disclosure of corporate information.

..   Strict Observance of Laws, Regulations, and Internal Rules
    ----------------------------------------------------------
    We are committed to strictly observing relevant laws, regulations, and internal rules and to acting with fairness and integrity in conformity with the common values of society at large. As a diversified global financial services group, we also make continuous efforts to operate in ways that reflect internationally accepted standards.

..   Respect for Human Rights and the Environment
    --------------------------------------------
    We respect human rights and the environment and seek to co-exist in harmony with society.

..   Disavowal of Anti-Social Elements
    ---------------------------------
    We stand firmly against supporting the activities of any group or individual that unlawfully threatens public order and safety.

(Status of Implementation of Corporate Governance Changes)

1. Corporate governance structures for decision making, administration and supervision

    The Board of Directors of the Company is comprised of ten directors, two of whom are outside directors. The Board of Directors decides the administration of affairs of the Company and supervises execution of duties of the officers. The Company has a Board of Corporate Auditors pursuant to the Japanese Commercial Code. The Board of Corporate Auditors of the Company is comprised of five corporate auditors, two of whom are from outside the Company. Pursuant to the audit policies and plans adopted by the Board of Corporate Auditors, each corporate auditor oversees the execution of duties by the officers by attending meetings, including the Board of Directors meetings, and by reviewing business performance and financial conditions of the Company.
    Corporate Administration Division provides staffing support to all directors and corporate auditors, including the outside directors and outside corporate auditors.
    Pursuant to the basic policies adopted by the Board of Directors, the Executive Committee comprised of the Chairman, President and three Senior Managing Directors, deliberates on and decides important management affairs of the Company.
    The Company has also set up various committees, including five committees that serve as advisory bodies to the Executive Committee, the Compliance Advisory Committee comprised of external lawyers and accountants and the Advisory Board comprised of outside experts.

..   Management Planning Committee: The Management Planning Committee
    ------------------------------
    deliberates on and follows up on overall group policies, capital policies and financial planning. The committee convenes on a quarterly basis.

..   Business Planning Committee: The Business Planning Committee deliberates on
    ---------------------------
    general management affairs and important issues related to business operations of the Company. The committee convenes as needed.

..   Corporate Risk Management Committee: The Corporate Risk Management Committee
    -----------------------------------
    deliberates on important matters relating to risk management of the Company. The committee convenes on a quarterly basis.

..   Audit & Compliance Committee: The Audit & Compliance Committee deliberates
    ----------------------------
    on important matters relating to internal audits and legal compliance. The committee convenes on a quarterly basis.

..   Disclosure Committee:  The Disclosure Committee deliberates on the accuracy
    --------------------
    of disclosure and internal disclosure standards of the Company. The committee convenes at least four times a year.

..   Compliance Advisory Committee: The Compliance Advisory Committee makes
    -----------------------------
    compliance related proposals and advice to the Board to improve the effectiveness of the Company's compliance activities from an independent standpoint. The committee convenes on a quarterly basis.

..   Advisory Board: The Advisory Board advises the Executive Committee on
    --------------
    all aspects of management from an independent standpoint. The committee convenes semi-annually.

The Company's framework of operation and audit and the framework of internal control are as follows:

--------------------------------------------------------------------------------
                                  Shareholders
                 (Overseas/Domestic, Institutional/Individual)
--------------------------------------------------------------------------------
                     Mitsubishi Tokyo Financial Group, Inc.
--------------------------------------------------------------------------------
                 Proposal/Advice
--------------------------------------------------------------------------------
Compliance Advisory------------   Board of                 Board of
Committee                         Directors                Corporate Auditors
                               -----------------           ------------------
                               Outside Directors           Outside Auditors
--------------------------------------------------------------------------------
Advisory Board-----------------   Executive   -------------Other Committees
                                  Committee
--------------------------------------------------------------------------------
                 Advice                         Advice
--------------------------------------------------------------------------------
   Corporate          Corporate   Financial     Corporate Risk   Audit &
   Administration     Policy      Policy        Management       Compliance
   Division           Division    Division      Division         Division
--------------------------------------------------------------------------------

The Company receives advice from external lawyers and accountants, if needed for execution of duties.

2. Summary of related party transactions between the company and outside corporate auditors and outside directors

    The outside directors and outside corporate auditors have no personal ties with other directors and corporate auditors, and do not have related party transactions which are material or that are unusual in their nature or conditions with the Company.

    Ryotaro Kaneko, an outside director, also serves as President of Meiji Life Insurance Company, with which the Company has a business relationship. Kunio Ishihara, an outside director, also serves as President of Tokio Marine & Fire Insurance Co., Ltd., with which the Company has a business relationship.

3. Implementation of measures to strengthen the corporate governance structure in the fiscal year ended March 2003

    During fiscal year 2002, the Board of Directors met 15 times to decide the administration of affairs, and the Executive Committee met 44 times to deliberate on and decide important management affairs. The Board of Corporate Auditors met 20 times and decided audit policies and plans for the fiscal year. Pursuant to the audit policies and plans, each corporate auditor oversaw the execution of duties by the officers by attending key meetings, including the Board of Directors meetings, and by reviewing the business performance and financial conditions of the Company.

    The Management Planning Committee and the Business Planning Committee each met three times during fiscal year 2002, and the Corporate Risk Management Committee and the Audit & Compliance Committee each met quarterly during fiscal year 2002, and all advised the Executive Committee. The Compliance Advisory Committee met quarterly during fiscal year 2002 and advised and made proposals to the Board. The Advisory Board met twice during fiscal year 2002 and advised the Executive Committee. The Disclosure Committee was established in May 2003, and has not met yet.

    During fiscal year 2002, the Company took active steps with respect to the disclosure of corporate information, including public disclosure of quarterly financial information starting July, 2002, issuance of "Mini-Disclosure" reports for individual customers and disclosure of corporate information of the Company on its website.

3.  Results of Operations and Financial Condition

(1) Results of operations

Although the European and United States economy began a recovery trend from the first half of the fiscal year, uncertainty about the future grew afterwards as international tensions heightened. During this period, steady economic growth continued in Asian countries, lead by China, supported by strong domestic demand in addition to strong exports. On the other hand, our economy in Japan showed signs of recovery lead by exports in the first half of the fiscal year but weakened in the latter half due to low levels of capital expenditures and individual consumption. Further, consumer prices continued to fall as deflation continued.
Regarding the financial environment during the fiscal year, the federal fund interest rate was reduced from 1.75% to 1.25% in the United States, and in Europe the interest rate was reduced twice. Furthermore, the Bank of Japan supplied more monetary liquidity and also began purchasing equity securities held by banks in September last year. During this time, short term interest rates remained near zero percent and long term interest rates markedly decreased. Moreover, stock prices were generally low throughout the fiscal year, and the yen appreciated against the U.S. dollar starting out at the beginning of the fiscal year in the (Yen)130 per U.S. dollar range and breaking below
(Yen)120 per U.S. dollar by the end of the fiscal year.
The Company's consolidated gross profits were (Yen)1,747.3 billion, an increase of (Yen)35.6 billion over the previous fiscal year. There was a reduction in net interest income as loan volume decreased and a decrease in trust fees that resulted from transferring asset management operations to The Master Trust Bank of Japan, Ltd., which was jointly established by life insurance companies and trust banks, which was more than off set by increases in net fees and commissions and profits from treasury operations.
General and administrative expenses were (Yen)991.2 billion, which appears on its face to be a (Yen)24.3 billion increase over the previous fiscal year but in fact was a result of our newly consolidating Mitsubishi Securities Co., Ltd. as a subsidiary during the fiscal year. If the impact of that transaction is excluded, the Company's general and administrative expenses decreased (Yen)31.4 billion from the previous fiscal year.
Provision for formula allowance for loan losses was (Yen)38.2 billion, remaining similar level to the previous fiscal year. Although the discounted cash flow method of determining reserves for claims under close observation was made mandatory from this fiscal year, since the Company had already implemented the method the Company unaffected by the change.
With respect to credit related costs, losses on loan charge-offs and provision for specific allowance for loan losses decreased (Yen)301.0 billion, and total credit costs including provision for formula allowance for loan losses were
(Yen)538.7 billion, fitting within the (Yen)764.2 billion of net business profits before credit related costs. On the other hand, since we maximized the acceleration of loan sales to the Resolution and Collection Corporation (the "RCC") seeking the final disposal of problem loans, and sold approximately
(Yen)650 billion of loans on a book value basis, losses on the Company's sales to the RCC amounted to (Yen)75.2 billion. As a result of such aggressive dispositions, our consolidated risk-monitored loans decreased by (Yen)1,477.1 billion, a 37% decrease from the previous fiscal year to (Yen)2,569.4 billion. As a result of the sharp decline in stock prices, net losses on equity securities increased by (Yen)263.1 billion from the previous fiscal year to
(Yen)488.0 billion primarily due to write-downs of equity securities of
(Yen)348.7 billion. The Company also continued aggressive sales to an exchange-traded fund and as a result, recorded (Yen)219.6 billion of losses on sales of equity securities.
As a result of the above, ordinary loss were (Yen)360.2 billion and net loss, after income tax benefit (including deferred income taxes) of (Yen)181.1 billion, was (Yen)161.4 billion.
                                      -9-

   In addition, ordinary loss by business segment is as follows: Banking segment was (Yen)156.3 billion, Trust Banking segment was (Yen)169.3 billion, and Securities segment was (Yen)34.1 billion. By geographic segment, whereas in North America, Europe/Middle East, Asia/Oceania excluding Japan, the Company recorded ordinary profit, in Japan and Latin America, the Company recorded ordinary loss.
   During the next fiscal year, the Company believes that there will be little recovery in the economy. Interest rates will continue to be at their low levels and financial demand will continue to be weak. The Company seeks to increase its volume as well as interest spread (under the "Revitalizing the Lending Business Project") and increase income from lending business as well as strive to strengthen the fee income business. The Company believes that its efforts to aggressively dispose of problem loans will continue to reap positive results and credit related costs are declining. As a result of reducing the Company's stock holdings and exposure to stock price fluctuations, the Company believes that it will be able to reduce its losses on equity securities.
   Taking into considerations these assumptions, we have the following projections for the year ending March 31, 2004.


   ------------------------------------------------------------------------------------------------
   Consolidated ordinary income      Consolidated ordinary profit       Consolidated net income
   ------------------------------------------------------------------------------------------------
         (Yen)2,880,000 million              (Yen)370,000 million          (Yen)190,000 million
   ------------------------------------------------------------------------------------------------

   (Reference)

   1. Projected net income per common share (consolidated)                               (Yen)29,165.01
   2. Projected net income per common share (non-consolidated)                            (Yen)5,082.17
   3. Projected dividend per share (non-consolidated)          Common stock               (Yen)4,000
                                                               Preferred stock-class 1   (Yen)82,500
                                                               Preferred stock-class 2   (Yen)16,200


   The Company's business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

..  Deterioration of economic conditions in Japan or elsewhere in the world
   (especially in Asian and Latin American countries);

..  Increase of problem loans and credit-related expenses;

..  Further decline in stock prices in Japan or elsewhere in the world;

.. Possible negative effects of other companies' efforts to reduce their shareholdings;

..  Inability to maintain BIS capital ratios above minimum levels;

..  Increase in competitive pressures;

.. Decline in the results of operations and financial conditions of the Company's subsidiaries;

..  Risks relating to trading and investment activities;

.. Downgrade of the Company's credit ratings and the negative effect on the Company's treasury operations;

..  Fluctuations in foreign currency exchange rates;

..  Changes in interest rates in Japan or elsewhere in the world;

..  Risks relating to the increase in corporate credibility issues;

.. Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money trusts;

.. Risks accompanying the expansion of the Company's operation and the range of products and services;

..  Ineffectiveness or failure of the Company's business strategies;

..  Risks relating to the increase of the Company's pension obligations;

..  Imposition of bank taxes or introduction of new taxes applicable to banks;

.. Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls; and

..  Risks inherent in the Company's holding company structure.

For a detailed discussion of these risks and other risks, please see the Company's public filings.

(2)  Financial condition

Loans and bills discounted decreased (Yen)2,112.4 billion from the previous fiscal year end due to decreased overseas loans reflecting the stronger yen and final disposal of problem loans. Of the total decrease, overseas branches and subsidiaries accounted for (Yen)1,292.6 billion, disposal of problem loans accounted for (Yen)486.9 billion and charge-offs during the fiscal year accounted for (Yen)292.5 billion. As a result of aggressively promoting housing loans with an interest rate of 1%, housing loans increased (Yen)565.1 billion. As a result of acceleration of final disposal of problem loans, the problem loan ratio decreased from 8.1% to 5.3% and the Company is now getting closer to its 4% objective, which, if achieved, would be a reduction by half of the Company's problem loans.
Investment securities, primarily Japanese Government Bonds and foreign bonds, increased as a whole, but domestic equity securities decreased by
(Yen)1,907.2 billion from the previous fiscal year end to (Yen)3,231.3 billion as a result of aggressive selling efforts and strict write downs relating to domestic equity securities.
Deferred tax assets increased by (Yen)330.5 billion from the previous fiscal year end, expecting an increase in tax savings in the future due to the adoption of consolidated corporate-tax system.
On the other hand, deposits increased by (Yen)2,716.9 billion from the previous fiscal year end mainly as a result of an increase in domestic individual deposits.
Total shareholders' equity decreased by (Yen)278.0 billion from the previous fiscal year end to (Yen)3,046,4 billion. Although we raised (Yen)223.1 billion through a public offering, total shareholders' equity decreased by (Yen)278.0 billion due to a net loss of (Yen)161.4 billion and a decrease in unrealized gains on securities available for sale of (Yen)307.4 billion.
Cash flows from operating activities recorded an increase of (Yen)4,636.7 billion primarily due to an increase in deposits, but cash flows from investing activities recorded a decrease of (Yen)2,124.8 billion primarily due to the purchases of investment securities. Cash flows from financing activities recorded a decrease of (Yen)186.8 billion primarily due to the redemption of subordinated bonds, which was partially off set by proceeds through public offering. As a result of the above, cash and cash equivalents at end of the fiscal year was (Yen)4,049.5 billion.
As a result of our efforts to bolster our capital and improve the risk-adjusted capital ratio by conducting a public offering of common stock as well as a secondary offering of common stock owned by the Company's subsidiary banks in March 2003, as of March 31, 2003 the Company's Tier I capital was (Yen)3,128.6 billion, an increase of (Yen)75.5 billion from September 30, 2002. Risk-adjusted assets declined by (Yen)2,140.6 billion from September 30, 2002 to (Yen)55,049.6 billion primarily due to removal of problem loans from balance sheet and disposal of stock holdings.
As a result, consolidated risk-adjusted capital ratio (based on the standards of the BIS) at March 31, 2003 was 10.84%, a 0.34% increase from September 30, 2002. The trend of consolidated risk-adjusted capital ratio for the fiscal year ended March 31, 2003 is as follows:

                                                                        (in billions of yen except percentages)
     ----------------------------------------------------------------------------------------------------------
                                                        March 31, 2002    September 30, 2002   March 31, 2003
     ----------------------------------------------------------------------------------------------------------

          Tier I capital                                       3,181.1            3,053.1             3,128.6
          -----------------------------------------------------------------------------------------------------
          Tier II capital (*)                                  3,145.3            2,942.8             2,847.6
          -----------------------------------------------------------------------------------------------------
          Tier III capital (*)                                       -               29.8                30.0
          -----------------------------------------------------------------------------------------------------
          Deductions from total qualifying capital               105.9               23.7                37.9
          -----------------------------------------------------------------------------------------------------
     Total qualifying capital                                  6,220.5            6,002.0             5,968.4
     ----------------------------------------------------------------------------------------------------------
     Risk-adjusted assets                                     60,335.8           57,190.3            55,049.6
     ----------------------------------------------------------------------------------------------------------
     Consolidated risk-adjusted capital ratio                    10.30%             10.49%              10.84%
     (based on the standards of the BIS)
     ----------------------------------------------------------------------------------------------------------

-------------
(*) Tier II capital and Tier III capital represent amounts includable as qualifying capital.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------
                                                                                  As of March 31,          Increase/
                                                                              2003(A)        2002(B)       (Decrease)
(in millions of yen)                                                                                       (A) - (B)
---------------------------------------------------------------------------------------------------------------------
Assets:
      Cash and due from banks                                                 8,235,754      6,421,747      1,814,007
      Call loans and bills bought                                               551,357      1,304,328       (752,971)
      Receivables under resale agreements                                       482,776      1,047,717       (564,940)
      Receivables under securities borrowing transactions                     2,475,841             --      2,475,841
      Commercial paper and other debt purchased                                 500,614        460,912         39,701
      Trading assets                                                          5,612,937      5,340,726        272,210
      Money held in trust                                                       415,558        304,060        111,497
      Investment securities                                                  24,158,330     23,109,720      1,048,610
      Allowance for losses on investment securities                              (2,067)        (1,500)          (566)
      Loans and bills discounted                                             46,950,363     49,062,795     (2,112,431)
      Foreign exchanges                                                         609,944        560,783         49,161
      Other assets                                                            3,213,143      5,651,987     (2,438,843)
      Premises and equipment                                                    988,407        981,982          6,424
      Deferred debenture discounts and other costs                                    9            158           (148)
      Deferred tax assets                                                     1,362,692      1,032,107        330,584
      Deferred tax assets on land revaluation loss                                1,593          4,985         (3,391)
      Customers' liabilities for acceptances and guarantees                   4,915,353      5,873,954       (958,600)
      Allowance for loan losses                                              (1,297,292)    (1,659,640)       362,348
---------------------------------------------------------------------------------------------------------------------
            Total assets                                                     99,175,319     99,496,829       (321,509)
---------------------------------------------------------------------------------------------------------------------
Liabilities:
      Deposits                                                               62,624,363     59,907,378      2,716,984
      Negotiable certificates of deposit                                      4,045,901      3,200,325        845,575
      Debentures                                                                636,060      2,275,570     (1,639,510)
      Call money and bills sold                                               3,740,653      3,977,859       (237,205)
      Payables under repurchase agreements                                    3,162,054      3,518,977       (356,922)
      Payables under securities lending transactions                          3,883,443             --      3,883,443
      Commercial paper                                                          763,208        799,367        (36,159)
      Trading liabilities                                                     1,567,512        667,926        899,586
      Borrowed money                                                          1,512,729      1,844,566       (331,836)
      Foreign exchanges                                                         532,947        513,899         19,047
      Short-term corporate bonds                                                 10,000             --         10,000
      Bonds and notes                                                         3,546,979      3,402,004        144,975
      Convertible bonds                                                              --        243,924       (243,924)
      Bonds with warrants                                                        50,528             --         50,528
      Due to trust account                                                    1,401,617      2,282,224       (880,607)
      Other liabilities                                                       3,163,552      7,241,446     (4,077,893)
      Reserve for employees' bonuses                                             17,028         14,304          2,724
      Reserve for employees' retirement benefits                                 36,976         27,023          9,953
      Reserve for losses on real estate-collateralized loans sold                    --          7,575         (7,575)
      Reserve for expenses related to EXPO 2005 Japan                                50             --             50
      Reserves under special laws                                                   799            436            363
      Deferred tax liabilities                                                   60,836         47,055         13,780
      Deferred tax liabilities on land revaluation excess                       133,649        128,439          5,210
      Acceptances and guarantees                                              4,915,353      5,873,954       (958,600)
---------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                95,806,248     95,974,260       (168,012)
---------------------------------------------------------------------------------------------------------------------
Minority interest                                                               322,650        198,122        124,527
---------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
      Capital stock                                                           1,258,052      1,146,500        111,552
      Capital surplus                                                           932,016        834,644         97,371
      Retained earnings                                                         962,347      1,189,718       (227,370)
      Land revaluation excess                                                   195,418        201,654         (6,236)
      Unrealized gains (losses) on securities available for sale               (223,432)        84,016       (307,448)
      Foreign currency translation adjustments                                  (73,499)       (26,699)       (46,800)
      Less treasury stock                                                        (4,482)      (105,389)       100,907
---------------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                        3,046,420      3,324,445       (278,024)
---------------------------------------------------------------------------------------------------------------------
            Total liabilities, minority interest and shareholders' equity    99,175,319     99,496,829       (321,509)
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               For the year ended        Increase/
                                                                                                    March 31,            (Decrease)
(in millions of yen)                                                                          2003(A)       2002(B)       (A) - (B)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income:
       Interest income:
             Interest on loans and discounts                                                  1,016,256     1,258,319      (242,063)
             Interest and dividends on securities                                               378,334       422,043       (43,709)
             Interest on call loans and bills bought                                              6,687         9,381        (2,694)
             Interest on receivables under resale agreements                                     17,376        52,069       (34,692)
             Interest on receivables under securities borrowing transactions                     26,327            --        26,327
             Interest on due from banks                                                          71,848       174,848      (102,999)
             Other interest income                                                              174,808       308,318      (133,510)
       ----------------------------------------------------------------------------------------------------------------------------
       Total interest income                                                                  1,691,639     2,224,981      (533,342)
       Trust fees                                                                               101,442       122,779       (21,337)
       Fees and commissions                                                                     428,014       401,483        26,530
       Trading profits                                                                           79,907        58,402        21,505
       Other business income                                                                    278,645       206,315        72,330
       Other ordinary income                                                                    192,878       248,384       (55,505)
-----------------------------------------------------------------------------------------------------------------------------------
Total ordinary income                                                                         2,772,528     3,262,347      (489,818)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
       Interest expense:
             Interest on deposits                                                               231,832       471,203      (239,371)
             Interest on debentures and amortization of debenture discounts                       8,504        20,573       (12,069)
             Interest on negotiable certificates of deposit                                       9,935        34,299       (24,364)
             Interest on call money and bills sold                                               12,787        19,110        (6,323)
             Interest on payables under repurchase agreements                                    43,064        64,465       (21,400)
             Interest on payables under securities lending transactions                          43,111            --        43,111
             Interest on commercial paper                                                         4,583        14,276        (9,693)
             Interest on borrowed money                                                          55,839        71,433       (15,593)
             Interest on short-term corporate bonds                                                   0            --             0
             Interest on bonds and notes                                                         75,967        96,158       (20,191)
             Amortization of bond discounts                                                          21            22            (0)
             Interest on convertible bonds                                                           --         7,549        (7,549)
             Interest on bonds with warrants                                                      4,969            --         4,969
             Other interest expense                                                             143,904       320,757      (176,853)
       ----------------------------------------------------------------------------------------------------------------------------
       Total interest expense                                                                   634,520     1,119,850      (485,329)
       Fees and commissions                                                                      73,296        63,085        10,211
       Trading losses                                                                                --         3,813        (3,813)
       Other business expenses                                                                  126,198       118,470         7,727
       General and administrative expenses                                                    1,048,806     1,009,848        38,957
       Other ordinary expenses:
             Provision for allowance for loan losses                                            146,052       388,333      (242,281)
             Other                                                                            1,103,916       848,291       255,625
       ----------------------------------------------------------------------------------------------------------------------------
       Total other ordinary expenses                                                          1,249,968     1,236,624        13,344
-----------------------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                                                       3,132,790     3,551,693      (418,902)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                                                  (360,262)     (289,345)      (70,916)
-----------------------------------------------------------------------------------------------------------------------------------
Special gains:
             Gains on sales of premises and equipment                                             3,862         6,479        (2,617)
             Gains on loans charged-off                                                          44,281        60,660       (16,379)
             Other special gains                                                                    408           160           247
-----------------------------------------------------------------------------------------------------------------------------------
Total special gains                                                                              48,552        67,300       (18,748)
-----------------------------------------------------------------------------------------------------------------------------------
Special losses:
             Losses on sales of premises and equipment                                           24,542        18,798         5,744
             Provision for reserve for contingent liabilities from brokering of
              securities transactions                                                               257            73           183
             Other special losses                                                                 4,232        56,167       (51,935)
-----------------------------------------------------------------------------------------------------------------------------------
Total special losses                                                                             29,031        75,039       (46,007)
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                                            (340,742)     (297,084)      (43,657)
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                                             55,919        34,818        21,101
Income taxes-deferred                                                                          (237,065)     (198,311)      (38,753)
Minority interest                                                                                 1,898        18,725       (16,826)
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                       (161,495)     (152,316)       (9,179)
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings
------------------------------------------------------------------------------------------------------------------------
                                                                                                For the year ended
(in millions of yen)                                                                               March 31,2003
------------------------------------------------------------------------------------------------------------------------
Balance of capital surplus at beginning of fiscal year                                                     834,644

Increase:                                                                                                  111,552
      Issuance of common stock due to capital increase                                                     111,552

Decrease:                                                                                                  (14,180)
      Losses on sales of treasury stock, net of income taxes                                               (14,180)
------------------------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of fiscal year                                                           932,016
------------------------------------------------------------------------------------------------------------------------

Balance of retained earnings at beginning of fiscal year                                                 1,189,718

Increase:                                                                                                    3,228
      Change in ownership percentage to a consolidated subsidiary
          due to stock repurchase by the subsidiary                                                          2,648
      Decrease in companies accounted for by the equity method                                                 580

Decrease:                                                                                                 (230,599)
      Net loss                                                                                            (161,495)
      Cash dividends                                                                                       (45,943)
      Bonuses to directors of consolidated subsidiaries                                                         (3)
      Reduction in land revaluation excess                                                                  (1,420)
      Change in ownership percentage to consolidated subsidiaries and
          a company accounted for by the equity method due to their merger                                 (17,725)
      Increase in consolidated subsidiaries and companies accounted for
          by the equity method                                                                              (4,011)
------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of fiscal year                                                         962,347
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statement of Retained Earnings
------------------------------------------------------------------------------------------------------------------------
                                                                                                For the year ended
(in millions of yen)                                                                               March 31,2002
------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of fiscal year                                                 1,367,927

Increase:                                                                                                    3,520
      Reduction in land revaluation excess                                                                   3,134
      Increase in companies accounted for by the equity method                                                 385

Decrease:                                                                                                  (29,412)
      Cash dividends                                                                                       (28,268)
      Bonuses to directors of consolidated subsidiaries                                                        (12)
      Change in ownership percentage to consolidated subsidiaries and
          companies accounted for by the equity method due to business combination                          (1,131)

Net loss                                                                                                  (152,316)
------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of fiscal year                                                       1,189,718
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

     (Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            For the year ended          Increase/
                                                                                                 March 31,             (Decrease)
(in millions of yen)                                                                      2003(A)        2002(B)       (A) - (B)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Loss before income taxes and others                                                   (340,742)      (297,084)       (43,657)
     Depreciation                                                                            86,242         60,633         25,608
     Goodwill amortization                                                                   (3,937)        29,297        (33,234)
     Equity in loss (earnings) of affiliates                                                  3,532         10,612         (7,079)
     Increase (decrease) in allowance for loan losses                                      (355,043)        68,758       (423,801)
     Increase (decrease) in allowance for losses on investment securities                       566          1,427           (860)
     Increase (decrease) in reserve for losses on real estate-collateralized
       loans sold                                                                            (7,575)       (29,480)        21,904
     Increase (decrease) in reserve for employees' bonuses                                      743         14,262        (13,519)
     Increase (decrease) in reserve for employees' retirement benefits                          228       (114,449)       114,677
     Increase (decrease) in reserve for expenses related to EXPO 2005 Japan                      50             --             50
     Interest income recognized on statement of operations                               (1,691,639)    (2,224,981)       533,342
     Interest expenses recognized on statement of operations                                634,520      1,119,850       (485,329)
     Investment securities losses (gains)                                                   400,864        202,823        198,040
     Losses (gains) on money held in trust                                                    7,421          4,823          2,597
     Foreign exchange losses (gains)                                                        (32,716)      (309,805)       277,089
     Losses (gains) on sales of premises and equipment                                       20,680         12,339          8,340
     Net decrease (increase) in trading assets                                              100,860        792,187       (691,326)
     Net increase (decrease) in trading liabilities                                         848,319     (2,581,880)     3,430,200
     Adjustment of unsettled trading accounts                                              (601,361)      (291,024)      (310,337)
     Net decrease (increase) in loans and bills discounted                                1,668,901       (491,866)     2,160,767
     Net increase (decrease) in deposits                                                  3,077,728      3,476,921       (399,192)
     Net increase (decrease) in negotiable certificates of deposit                          863,841       (617,471)     1,481,313
     Net increase (decrease) in debentures                                               (1,639,510)    (1,136,679)      (502,830)
     Net increase (decrease) in borrowed money (excluding subordinated
       borrowings)                                                                         (304,049)       357,121       (661,171)
     Net decrease (increase) in due from banks (excluding cash equivalents)                 477,598      1,621,264     (1,143,666)
     Net decrease (increase) in call loans and bills bought and others                    1,208,579      2,342,085     (1,133,506)
     Net decrease (increase) in receivables under securities borrowing
       transactions                                                                        (217,281)       425,635       (642,917)
     Net increase (decrease) in call money and bills sold and others                       (695,559)    (2,636,899)     1,941,340
     Net increase (decrease) in commercial paper                                            (75,419)       310,281       (385,700)
     Net increase (decrease) in payables under securities lending
       transactions                                                                         475,235     (1,411,961)     1,887,197
     Net decrease (increase) in foreign exchanges (assets)                                  (49,161)       252,186       (301,347)
     Net increase (decrease) in foreign exchanges (liabilities)                              19,047         80,976        (61,929)
     Net increase (decrease) in issuance and redemption of short-term corporate
       bonds                                                                                 10,000             --         10,000
     Net increase (decrease) in issuance and redemption of unsubordinated
       bonds and notes                                                                      401,567        263,009        138,557
     Net increase (decrease) in due to trust account                                       (880,607)    (1,364,626)       484,018
     Interest income (cash basis)                                                         1,772,695      2,369,236       (596,541)
     Interest expenses (cash basis)                                                        (718,006)    (1,323,986)       605,979
     Other                                                                                  215,211      1,068,957       (853,745)
                                                                                        -------------------------------------------
     Sub-total                                                                            4,681,824         52,494      4,629,330
     Income taxes                                                                           (45,110)       (88,644)        43,534
                                                                                        -------------------------------------------
     Net cash provided by (used in) operating activities                                  4,636,714        (36,150)     4,672,865

Cash flows from investing activities:
     Purchases of investment securities                                                 (44,807,196)   (36,929,340)    (7,877,855)
     Proceeds from sales of investment securities                                        27,103,131     28,556,435     (1,453,303)
     Proceeds from maturities of investment securities                                   15,702,239      8,448,217      7,254,022
     Increase in money held in trust                                                       (162,435)      (289,742)       127,306
     Decrease in money held in trust                                                         64,037        380,991       (316,953)
     Purchases of premises and equipment                                                    (42,775)       (62,489)        19,714
     Proceeds from sales of premises and equipment                                           19,099         21,219         (2,120)
     Purchases of equity of newly consolidated subsidiaries                                    (923)            --           (923)
                                                                                        -------------------------------------------
     Net cash provided by (used in) investing activities                                 (2,124,823)       125,290     (2,250,113)

Cash flows from financing activities:
     Increase in subordinated borrowings                                                    116,000         91,062         24,937
     Decrease in subordinated borrowings                                                   (137,842)      (182,562)        44,720
     Increase in subordinated bonds and notes and convertible bonds                              --        176,800       (176,800)
     Increase in subordinated bonds and notes and bonds with warrants                       189,757             --        189,757
     Decrease in subordinated bonds and notes and convertible bonds                              --       (243,649)       243,649
     Decrease in subordinated bonds and notes and bonds with warrants                      (625,897)            --       (625,897)
     Proceeds from issuance of common stock                                                 223,104             --        223,104
     Proceeds from issuance of common stock to minority shareholders                         16,195         12,218          3,976
     Dividend paid by the parent                                                            (46,702)       (28,272)       (18,429)
     Dividend paid by subsidiaries to minority shareholders                                  (3,414)        (5,071)         1,656
     Purchases of treasury stock                                                               (965)        (7,393)         6,428
     Proceeds from sales of treasury stock                                                   82,944         32,593         50,350
                                                                                        -------------------------------------------
     Net cash provided by (used in) financing activities                                   (186,820)      (154,273)       (32,546)
                                                                                        -------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                (48,536)        69,919       (118,455)
                                                                                        -------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      2,276,534          4,785      2,271,749
Cash and cash equivalents at beginning of fiscal year                                     1,741,798      1,734,069          7,729
Increase in cash and cash equivalents due to consolidation of new subsidiaries               34,811          2,943         31,867
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries                 (3,614)            --         (3,614)
                                                                                        -------------------------------------------
Cash and cash equivalents at end of fiscal year                                           4,049,530      1,741,798      2,307,731
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of March 31, 2003 are as follows:

1. Basis of Presentation

     The accompanying Consolidated Balance Sheet of Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. The Consolidated Balance Sheet is not intended to present the financial position in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities

     Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

     Trading securities and monetary claims purchased for trading purposes are stated at market value at fiscal year end. Trading-related financial derivatives such as swaps, futures or options are stated at the estimated amounts that would be received or paid for settlement if such transactions were terminated at fiscal year end.

3. Investment Securities

     Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders' equity, net of income taxes.

4. Securities in Money Held in Trust

     Securities included in Money held in trust are stated at the same method as described in notes 2. and 3.

5. Derivatives

     Derivatives for purposes other than trading are stated at market value.

6. Premises and Equipment

     Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.

     Principal estimated useful lives are as follows:

        Buildings                   15 years to 50 years
        Equipment and furniture      5 years to 20 years

     Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software

     Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.

8. Discounts of Debentures and Bonds, and Issuance Costs of Bonds and Stock

     Discounts of debentures and bonds are deferred and amortized using the straight-line method over the lives of the debentures and bonds. Issuance costs of bonds and stock are charged to expenses when incurred.

9. Translation of Foreign Currency Items

     Foreign currency assets and liabilities and overseas branches' accounts of MTFG's domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at fiscal year end, except equity securities of affiliated companies which are translated into yen equivalents at the exchange rates prevailing at the acquisition date for those securities.

     In the previous fiscal year, MTFG's domestic consolidated subsidiaries had adopted the Industry Audit Committee Report No.20, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry", issued by the Japanese Institute of Certified Public Accountants (the "JICPA") on November 14, 2000. Since the current fiscal year, however, MTFG's domestic consolidated subsidiaries have adopted the Industry Audit Committee Report No.25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry", issued by the JICPA on July 29, 2002.

     In the current fiscal year, as MTFG's domestic consolidated subsidiaries have adopted the transitional applications described in the Industry Audit Committee Report No.25, "fund swap transactions", "currency swap transactions" and "treatment of internal contract method and intercompany transactions" are accounted for in the same method as before. The translation difference of forward exchange transactions and other relevant transactions are presented with the net balance of the related asset or liability.

     For fund swap transactions of MTFG's domestic consolidated subsidiaries, the amounts on the balance sheet are net yen-conversions of the principal equivalents of assets and liabilities using the fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at fiscal year end.

     Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of funds lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding funds borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

     For currency swap transactions which are for the purpose of funds borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions which are that the principal amount of one counterparty is revised in order to reflect each exchange rate at interest payment dates and are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are recorded in interest income or expense on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at fiscal year end.

     Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at fiscal year end of each company.

10. Allowance for Loan Losses

     An allowance for loan losses of MTFG's primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and the internal rules for providing allowances for credit losses:

     For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

     For claims to debtors who are likely to become bankrupt for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

     For claims to debtors who are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

     For other claims, an allowance is provided based on historical loan loss experience.

     The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

     All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.

     For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged-off and the amount was (Yen)711,669 million.

     An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan losses experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities

     An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

12. Reserve for Employees' Bonuses

     A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

13. Reserve for Employees' Retirement Benefits

     A reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain
(loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence. The unrecognized net retirement benefit obligation at the adoption of new accounting standard is being amortized using the straight-line method over 5 years.

14. Equipment Used under Finance Lease Agreements

     Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

15. Method of Hedge Accounting

     The method of hedge accounting is a "Macro Hedge" in which MTFG's domestic banking subsidiary and trust banking subsidiary manage interest rate risks as a whole arising from various financial assets and liabilities with derivatives transactions in conformity with the transitional applications described in the Industry Audit Committee Report No.24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry", issued by the JICPA on February 13, 2002. They apply risk adjustment approaches based on the Industry Audit Committee Report No.15, "Temporary Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry", issued by the JICPA on February 15, 2000. The effectiveness of the macro hedge is reviewed for a reduction in interest rate risk exposure and for the actual risk amount of derivatives within the permitted risk amount under their risk control policies.

     They also apply deferral hedge accounting to the exchange risk of equity securities of affiliated companies in foreign currency and fair value hedge accounting to the exchange risk of securities available for sale in foreign currency (other than bonds) as "portfolio hedges" defined under "Accounting Standard for Financial Instruments" when the hedged foreign currency securities are specified prior to the inception of the transaction and spot and forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

     Other consolidated subsidiaries apply deferral hedge accounting, fair value hedge accounting or exceptional treatments permitted for interest rate swaps for certain assets and liabilities.

16. Consumption Taxes

     The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

17. Reserve for Expenses Related to EXPO 2005 Japan

     A reserve for expenses related to EXPO 2005 Japan is provided for the expenses related to the participation in the EXPO 2005 Japan to be held in Aichi Prefecture in 2005. The reserve is provided pursuant to Article 287-2 of the Commercial Code and includes the allowance provided pursuant to Article 68-52 of the Special Taxation Measures Law.

18. Reserves under Special Laws

     Pursuant to Article 82 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of
(Yen)58 million was provided.

     Pursuant to Article 51 of the Securities and Exchange Law, a reserve for contingent liabilities from brokering of securities transactions of (Yen)741 million was provided.

19. Consolidated Corporate-tax System

     Since the current fiscal year, MTFG and certain domestic consolidated subsidiaries have adopted consolidated corporate-tax system, with MTFG being a parent company under the system.

20. Due from Directors of MTFG

     Due from directors of MTFG was (Yen)86 million.

21. Accumulated Depreciation

     Accumulated depreciation on premises and equipment was (Yen)639,823 million.

22. Accumulated Deferred Gains on Sales of Real Estate

     Accumulated deferred gains on sales of real estate of (Yen)59,433 million were deducted from the acquisition cost of newly acquired premises and equipment.

23. Leased Equipment

     A portion of equipment, including computer equipment, used under lease agreements is not reflected on the Consolidated Balance Sheet.

24. Nonaccrual Loans

     Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were (Yen)96,530 million and
(Yen)1,208,106 million, respectively. The amount of past due loans included loans of (Yen)22,634 million entrusted through the managed trust method to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

     Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in
Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

25. Accruing Loans Contractually Past Due 3 Months or More

     Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and the amount was (Yen)20,399 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

26. Restructured Loans

     Restructured loans are included in Loans and bills discounted, and the amount was (Yen)1,244,431 million. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

27. Nonaccrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans

     Total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was (Yen)2,569,468 million. The amount of past due loans included loans of (Yen)22,634 million entrusted through the managed trust method to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

     The amounts reflected in notes 24. to 27. represent the gross receivable amounts prior to reduction for the allowance for loan losses.

28. Bills Discounted

     Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG's domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged and the total face value was (Yen)839,582 million.

29. Assets Pledged

        Assets pledged as collateral were as follows:

          Cash and due from banks               (Yen)3,443 million
          Trading assets                      (Yen)138,398 million
          Investment securities             (Yen)1,512,280 million
          Loans and bills discounted        (Yen)1,565,131 million
          Premises and equipment                (Yen)5,391 million

        Liabilities related to the pledged assets were as follows:

          Deposits                            (Yen)192,829 million
          Call money and bills sold         (Yen)1,449,700 million
          Borrowed money                      (Yen)277,403 million
          Other liabilities                        (Yen)60 million
          Acceptances and guarantees            (Yen)3,611 million

     In addition, Cash and due from banks of (Yen)217,213 million, Trading assets of (Yen)2,982 million, Investment securities of (Yen)2,596,994 million, Loans and bills discounted of (Yen)225,072 million and Other assets of
(Yen)50,129 million were pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.

     Trading assets of (Yen)1,998,660 million and Investment securities of
(Yen)3,771,579 million were sold under repurchase agreements or lent under secured lending transactions, and Payables under repurchase agreements of
(Yen)2,731,579 million and Payables under securities lending transactions of
(Yen)2,307,636 million were corresponding.

     Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG's domestic banking subsidiary and trust banking subsidiary was (Yen)22,841 million.

30. Land Revaluation Excess

     Pursuant to the Law concerning Revaluation of Land, promulgated on March 31,1998 and revised on March 31,2001, land used for business operations of domestic subsidiaries has been revalued as of the following dates. Land revaluation excess is included in Shareholders' equity, net of income taxes. The land revaluation excess includes MTFG's ownership percentage of affiliated companies' land revaluation excess.

        Date of the revaluation:
          Domestic banking subsidiary          March 31, 1998
          Domestic trust banking subsidiary    March 31, 2002
          Other domestic subsidiaries          December 31, 2001

        The method of the revaluation as set forth in Article 3, Paragraph 3 of the Law:

          Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Article 5 of the Law.

     Difference between total revalued carrying amount and total fair value of lands revalued pursuant to Article 10 of the law at fiscal year end was
(Yen)127,191 million.

     Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

31. Subordinated Borrowings

     Subordinated borrowings of (Yen)770,607 million were included in Borrowed money.

32. Subordinated Bonds

     Subordinated bonds of (Yen)1,552,437 million were included in Bonds and notes.

33. Guaranteed Trusts

     Principal amounts of Jointly operated designated money trusts and Loan trusts of MTFG's trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were (Yen)850,217 million and (Yen)1,560,989 million, respectively.

34. Net Assets per Common Share

    Net assets per common share were (Yen)417,951.31.

35. Write Down of Investment Securities

     Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at fiscal year end. A "substantial decline in the market value" is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:

        Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is lower than cost

        Issuers who are to be closely watched: Market value is 30% or more lower than cost

        Other issuers: Market value is 50% or more lower than cost

36. Market Value of Securities

     Market value and valuation differences of securities were as follows. Securities below include trading securities, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in notes 37. to 39.

     Trading securities
        Balance sheet amount                              (Yen)4,829,854 million
        Valuation gains included in Loss before
        income taxes and others                                 (Yen)981 million

Marketable debt securities being held to maturity

                                                                                    (in millions of yen)
                             Balance sheet amount  Market value     Differences        Gains       Losses
  Domestic bonds                   192,446           203,873          11,427          11,427            -
     Municipal bonds               122,238           129,778           7,539           7,539            -
     Corporate bonds                70,207            74,095           3,887           3,887            -
  Other securities                 273,535           278,068           4,533           4,534            1
     Foreign bonds                  65,886            70,419           4,533           4,534            1
     Other                         207,649           207,649               -               -            -
---------------------------------------------------------------------------------------------------------
  Total                            465,981           481,942          15,960          15,961            1

Marketable securities available for sale

                                                                                     (in millions of yen)
                                                  Balance sheet      Valuation
                                    Cost             amount        differences        Gains       Losses
  Domestic equity securities     3,517,001         3,089,757        (427,244)        191,051      618,296
  Domestic bonds                12,150,041        12,271,912         121,780         124,182        2,311
     Government bonds           10,490,464        10,592,432         101,968         103,523        1,554
     Municipal bonds               431,003           439,162           8,159           8,184           25
     Corporate bonds             1,228,573         1,240,316          11,742          12,474          731
  Other securities               8,191,174         8,253,913          62,738         191,220      128,481
     Foreign equity securities      19,813            34,455          14,642          15,072          430
     Foreign bonds               6,821,736         6,968,748         147,012         158,634       11,621
     Other                       1,349,624         1,250,708         (98,916)         17,513      116,429
---------------------------------------------------------------------------------------------------------
  Total                         23,858,217        23,615,582        (242,635)        506,454      749,089

     Valuation differences, net of (Yen)20,937 million of related deferred tax assets, were (Yen)(221,697) million. Net valuation differences, excluding minority interest of (Yen)2,200 million and adding MTFG's ownership percentage of affiliates' unrealized gains on securities available for sale of (Yen)465 million, were (Yen)(223,432) million and were included in Unrealized gains (losses) on securities available for sale.

37. Securities Available for Sale Sold

     Securities available for sale sold during the fiscal year were as follows:

                                                              (in millions)
             Proceeds from sales              Gains                  Losses
             (Yen)27,610,331           (Yen)252,510            (Yen)280,803

38. Securities Not Stated at Market Value

     The balance sheet amounts of principal securities not stated at market value were as follows:

                                                          Balance sheet amount
        Debt Securities being held to maturity
           Foreign bonds                                   (Yen)22,193 million
        Securities available for sale
           Domestic equity securities                     (Yen)121,170 million
           Domestic corporate bonds                       (Yen)310,530 million
           Foreign bonds                                   (Yen)43,877 million

39. Redemption Schedule of Bonds

     Redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:

                                                                                    (in millions of yen)
                                 Due within        Due after 1 year   Due after 5 years    Due after
                                  1 year            through 5 years    through 10 years     10 years
     Domestic bonds                3,186,171         6,736,050         2,568,077            290,641
        Government bonds           2,785,137         5,188,677         2,329,234            289,383
        Municipal bonds               63,063           378,861           125,528                  -
        Corporate bonds              337,970         1,168,511           113,314              1,258
     Other bonds                     836,527         4,948,255         1,169,706          1,230,573
        Foreign bonds                508,719         4,726,113         1,101,419            738,569
        Other                        327,808           222,141            68,287            492,003
---------------------------------------------------------------------------------------------------
     Total                         4,022,698        11,684,306         3,737,783          1,521,215

40. Money Held in Trust

        Classification of Money held in trust was as follows:
        Money held in trust for trading purposes
           Balance sheet amount                             (Yen)309,800 million
           Valuation losses included in Loss before
            income taxes and others                         (Yen)(9,024) million
        Other Money held in trust

                                                                                (in millions)
               Cost         Balance sheet amount      Valuation differences   Gains     Losses
            (Yen)105,757       (Yen)105,757                       -             -            -

41. Securities Lent/Borrowed

     Unsecured securities lent for which borrowers have rights of sale or pledge were included in Investment securities and the amount was (Yen)49,850 million. Securities lent for which borrowers have rights of pledge but no rights of sale were included in Investment securities and the amount were (Yen)43 million.

     With respect to borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged, (Yen)2,857,893 million were pledged, (Yen)733,461 million were lent and (Yen)3,210,568 million were held at hand at this fiscal year end.

42. Loan Commitments

     Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was (Yen)29,033,916 million.

     Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

43. Employees' Retirement Benefits

     The funded status and amounts recognized in the Consolidated Balance Sheet were as follows:

                                                          (in millions of yen)

           Projected benefit obligation                            (1,206,507)
           Fair value of plan assets                                  781,429
        ------------------------------------------------------------------------
           Projected benefit obligation in excess of plan assets     (425,078)
           Unrecognized net obligation at transition                   36,323
           Unrecognized net actuarial loss                            492,658
           Unrecognized prior service cost                            (50,179)
        ------------------------------------------------------------------------
           Net amount recognized in the Consolidated Balance Sheet     53,723
           Prepaid pension costs                                       90,700
           Reserve for employees' retirement benefits                 (36,976)


44. Reduction of Legal Capital Surplus

     Pursuant to Article 289, Paragraph 2 of the Commercial Code of Japan and
Article 18, Paragraph 2 of the Banking Law, MTFG reduced Legal capital surplus and transferred to Other capital surplus during the current fiscal year. There is no effect to total Capital surplus attributable to the reduction.

45. External Standards Taxation on Banks

     With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) (the "metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.

     On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)30,409 million. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal.

     It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of (Yen)19,593 million this fiscal year. As a result, there was a respective increase in Ordinary loss of the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Deferred tax assets of (Yen)102,488 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There were also a decrease in Deferred tax liabilities on land revaluation excess of (Yen)11,386 million, an increase in Land revaluation excess by the same amount and a decrease in Unrealized gains (losses) on securities available for sale of (Yen)12,994 million, respectively.

     With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.

     On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.77, 2002) ("the revised municipal ordinance 2002") on May 30, 2002, and the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.14, 2003) ("the revised municipal ordinance 2003") on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year beginning on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this fiscal year are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross business profit or income. MTFG's domestic banking subsidiary and trust banking subsidiary, therefore, filed and paid the enterprise taxes based on income. The fact that MTFG's domestic banking subsidiary and trust banking subsidiary filed and paid the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Deferred tax assets of (Yen)17,240 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There were also a decrease in Deferred tax liabilities on land revaluation excess of (Yen)1,919 million, an increase in Land revaluation excess by the same amount and a decrease in Unrealized gains (losses) on securities available for sale of (Yen)2,172 million, respectively.

46. Tax Basis of Enterprise Taxes

     With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "income and liquidation income" by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of "amount of added value", "amount of capital" and "income and liquidation income" from the fiscal year beginning on April 1, 2004. The enterprise taxes that have tax bases of the "amount of added value" and the "amount of capital" are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The "Revision of the Local Tax Law" also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year beginning on April 1, 2004.

     In connection with the "Revision of the Local Tax Law", the effective statutory tax rates of MTFG, domestic banking subsidiary and trust banking subsidiary used in the calculations of deferred tax assets and liabilities from the fiscal year beginning on April 1, 2004 changed from 42.05% to 40.49%, from 37.98% to 40.46% and from 38.50% to 40.49%, respectively. As a result, there were an increase in Deferred tax assets of (Yen)65,874 million, a decrease in Deferred tax liabilities of (Yen)23 million and a decrease in Income taxes-deferred of (Yen)56,623 million, respectively. There were also an increase in Deferred tax assets on land revaluation loss of (Yen)78 million, an increase in Deferred tax liabilities on land revaluation excess of (Yen)7,733 million, a decrease in Land revaluation excess of (Yen)7,657 million and an increase in Unrealized gains (losses) on securities available for sale of (Yen)9,266 million, respectively.

47. Adoption of Financial Accounting Standard No.1

     Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss decreased by (Yen)21,444 million.

48. Change of Presentation

     With the revision of the form prescribed by Ministerial Ordinance of the Banking Law, the presentations are changed as follows:

     (1) Receivables under securities borrowing transactions, included in Other assets in the previous fiscal year, are reported separately in the current fiscal year. Payables under securities lending transactions, included in Other liabilities in the previous fiscal year, are reported separately in the current fiscal year.

     (2) Paper-less commercial papers, issued pursuant to the "Law Concerning Transfers of Corporate Bonds" (Legislation No. 75, 2001) are reported separately as Short-term corporate bonds. Commercial papers issued as promissory notes are reported as Commercial paper.

     (3) Convertible bonds, reported separately in the previous fiscal year, are included in Bonds with warrants in the current fiscal year.

Notes related to the Consolidated Statement of Operations for the year ended March 31, 2003 are as follows:

1. Basis of Presentation

     The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Operations is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Loss per Common Share

     Net loss per common share was (Yen)30,238.63.

3. Trading Profits and Losses

     Profits and losses on trading transactions are shown as Trading profits or Trading losses on a trade date basis.

     The amounts of the above profits and losses presented are the sum of (1) the difference between the valuation gains or losses at the beginning and end of the current fiscal year in the case of securities and monetary claims purchased, and the difference between the amount of unrealized gains or losses at the beginning and end of current fiscal year in the case of trading-related financial derivatives, and (2) interest received or paid in cash during the fiscal year.

4. Other Ordinary Income

     Other ordinary income included gains on sales of equity securities of
(Yen)80,344 million and gains on sales of loans and other claims of (Yen)28,584 million.

5. Other Ordinary Expenses - Other

     Other ordinary expenses - Other included losses on write down of equity securities of (Yen)348,719 million, losses on sales of equity securities of
(Yen)219,654 million, losses on loan charge-offs of (Yen)211,059 million, and losses on sales of loans and other claims of (Yen)173,755 million.

6. Other Special Gains

     Other special gains were gains on reversal of reserve for losses on real estate-collateralized loans sold.

7. Other Special Losses

     Other special losses were valuation losses on premises and equipment.

8. Change of Presentation

     With the revision of the form prescribed by Ministerial Ordinance of the Banking Law, the presentations are changed as follows:

     (1) Interest on receivables under securities borrowing transactions, included in Other interest income in the previous fiscal year, are reported separately in the current fiscal year. Interest on payables under securities lending transactions, included in Other interest expenses in the previous fiscal year, are reported separately in the current fiscal year.

     (2) Interest on paper-less commercial papers, issued pursuant to the "Law Concerning Transfers of Corporate Bonds" (Legislation No. 75,
         2001) is reported separately as Interest on short-term corporate bonds. Interest on commercial papers issued as promissory notes is reported as Interest on commercial paper.

     (3) Interest on convertible bonds, reported separately in the previous fiscal year, is included in nterest on bonds with warrants in the current fiscal year.

     Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the year ended March 31, 2003 is as follows:

1. Basis of Presentation

     The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Capital Surplus and Retained Earnings is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash Flows for the year ended March 31, 2003 are as follows:

1. Basis of Presentation

     The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Cash Flows is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents

     For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents

     The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of fiscal year is as follows:

                                                              (in millions)
     Cash and due from banks                              (Yen) 8,235,754
     Time deposits and negotiable certificates of
     deposit in other banks                                    (4,186,224)
                                                           --------------
     Cash and cash equivalents at end of fiscal year      (Yen) 4,049,530
                                                           ==============

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Critical Policies in Preparation of Consolidated Financial Statements

1. Scope of Consolidation
 (1) Number of consolidated subsidiaries: 184
       Significant companies
        The Bank of Tokyo-Mitsubishi, Ltd.  The Mitsubishi Trust and Banking
                                                Corporation
 (2)  Number of non-consolidated subsidiaries: 3
      Non-consolidated subsidiaries are excluded from the scope of consolidation since their assets, ordinary income, and our ownership percentage of their net income or retained earnings do not have a material impact on our results of operations or financial condition.

2. Application of the Equity Method
 (1) Number of affiliated companies accounted for by the equity method: 31 Significant companies
      Diamond Lease Co., Ltd.               The Master Trust Bank of Japan, Ltd.
      Diamond Computer Service Co., Ltd.    MTBC Bank Deutschland GmbH
      BOT Lease Co., Ltd.
     KOKUSAI Securities Co., Ltd., formerly an affiliated company accounted for by the equity method, had been excluded from the scope of the equity method due to its merger with Tokyo-Mitsubishi Securities Co., Ltd. Tokyo-Mitsubishi Personal Securities Co., Ltd. and Issei Securities Co., Ltd. and became a consolidated subsidiary named Mitsubishi Securities Co., Ltd.
 (2) Number of non-consolidated subsidiaries and affiliated companies not accounted for by the equity method: 3
     Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings do not have a material impact on our consolidated financial statements.
 (3) Although we own 29.3% of voting rights for Sanwa Tatemono Co., Ltd., we do not regard it as an affiliated company since we do not have the ability to exercise significant influence over the company due to its commencement of corporate rehabilitation proceedings pursuant to the Corporate Rehabilitation Law in June 1994.

3. Fiscal Year of Consolidated Subsidiaries
 (1) Fiscal year ends of consolidated subsidiaries are as follows:
       October 31  :    2  subsidiaries    February 28 :    1     subsidiary
       December 31 :  110  subsidiaries    March 31    :   71     subsidiaries
 (2) Due to the change in fiscal year ends for 5 consolidated subsidiaries (Eiraku Jitsugyo Co., Ltd., Diamond Properties Management Co., Ltd., Mitsubishi TB Information System Co., Ltd., Mitsubishi TB Business Co., Ltd. and Ryoshin Data Co., Ltd.), we consolidated 15 months financial statements for the subsidiaries from January 2002 to March 2003. The treatment does not have a material impact on our consolidated financial statements, considering their assets, ordinary income, and our ownership percentage of their net income or retained earnings.
 (3) Subsidiaries whose fiscal year ends are October 31 are consolidated based on their financial statements ended on January 31. Other subsidiaries are consolidated based on financial statements for their respective fiscal year ends. Significant transactions occurred during the intervening periods are reflected in the consolidated financial statements.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries
         All assets and liabilities of consolidated subsidiaries are measured at fair value when they are included in the scope of consolidation.

5. Amortization of Goodwill
         Goodwill is charged to expenses when incurred.

6. Appropriation of Capital Surplus and Retained Earnings
         Consolidated Statements of Capital Surplus and Retained Earnings is prepared based on capital surplus and retained earnings appropriated during the fiscal year of consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1.   Business segment information

(For the year ended March 31, 2003)                                                                             (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Trust
                                               Banking     Banking   Securities    Other       Total     (Elimination) Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary income                               2,009,207     586,449     97,789     181,959    2,875,405    (102,877)     2,772,528
  Ordinary income from customers              1,975,522     569,401     86,953     140,650    2,772,528           -      2,772,528
  Internal ordinary income among segments        33,684      17,048     10,835      41,309      102,877    (102,877)             -
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses                             2,165,525     755,789    131,928     151,444    3,204,687     (71,896)     3,132,790
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                         (156,318)   (169,339)   (34,139)     30,515     (329,281)    (30,980)      (360,262)
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                       77,204,126  20,366,715  4,185,210   1,726,646  103,482,699  (4,307,379)    99,175,319
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation                                     61,738      14,207      8,331       1,964       86,242           -         86,242
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                             68,183      25,116     15,752       1,807      110,860           -        110,860
-----------------------------------------------------------------------------------------------------------------------------------

Notes:
   1. Amounts are rounded down to the nearest million yen.
   2. Other primarily includes credit card and leasing businesses.
   3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
      On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of
      (Yen)30,409 million. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal.
      It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of (Yen)19,593 million this fiscal year. As a result, there was a respective increase in Ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was
      (Yen)14,960 million and (Yen)4,633 million, respectively. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Yen)102,488 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits, and its effect in the Banking segment and the Trust Banking segment was
      (Yen)99,307 million and (Yen)3,180 million, respectively.
      With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
      On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.77, 2002) ("the revised municipal ordinance 2002") on May 30, 2002, and the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.14, 2003) ("the revised municipal ordinance 2003") on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year beginning on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this fiscal year are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross business profit or income. MTFG's domestic banking subsidiary and trust banking subsidiary, therefore, filed and paid the enterprise taxes based on income. The fact that MTFG's domestic banking subsidiary and trust banking subsidiary filed and paid the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Yen)17,240 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits, and its effect in the Banking segment and the Trust Banking segment was (Yen)16,722 million and (Yen)517 million.

   4. With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "income and liquidation income" by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of "amount of added value", "amount of capital" and "income and liquidation income" from the fiscal year beginning on April 1, 2004. The enterprise taxes that have tax bases of the "amount of added value" and the "amount of capital" are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The "Revision of the Local Tax Law" also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year beginning on April 1, 2004.
      In connection with the "Revision of the Local Tax Law", the effective statutory tax rates of MTFG, domestic banking subsidiary and trust banking subsidiary used in the calculations of deferred tax assets and liabilities from the fiscal year beginning on April 1, 2004 changed from 42.05% to 40.49%, from 37.98% to 40.46% and from 38.50% to 40.49%, respectively. As a result, there were an increase in Assets of (Yen)65,953 million and its effect in the Banking segment, Trust Banking segment, Securities segment and Other segment was an increase of (Yen)56,480 million, an increase of
      (Yen)9,491 million, a decrease of (Yen)18 million and a decrease of (Yen)0 million, respectively.
   5. Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss decreased by (Yen)21,444 million, and its effect in the Banking segment and the Trust Banking segment was an increase of (Yen)15,445 million and a decrease of
      (Yen)36,889 million, respectively.
   6. "Securities" segment is reported separately which had been included in "Other" segment in the previous fiscal year. Business segment information for the previous fiscal year whose Securities segment is reported separately is as follows:

   (For the year ended March 31, 2002)                                                                          (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                              Trust
                                                 Banking     Banking   Securities    Other     Total    (Elimination)  Consolidated
   ---------------------------------------------------------------------------------------------------------------------------------
   Ordinary income                              2,448,700     674,172      83,937   221,361    3,428,171     (165,824)    3,262,347
      Ordinary income from customers            2,406,894     647,836      74,151   133,465    3,262,347            -     3,262,347
      Internal ordinary income among segments      41,805      26,335       9,786    87,896      165,824     (165,824)            -
   ---------------------------------------------------------------------------------------------------------------------------------
   Ordinary expenses                            2,600,269     762,855     106,580   179,397    3,649,103      (97,410)    3,551,693
   ---------------------------------------------------------------------------------------------------------------------------------
   Ordinary profit (loss)                        (151,569)    (88,683)    (22,643)   41,964     (220,931)     (68,414)     (289,345)
   ---------------------------------------------------------------------------------------------------------------------------------
   Assets                                      79,359,749  20,198,569   3,481,608 1,759,291  104,799,219   (5,302,390)   99,496,829
   ---------------------------------------------------------------------------------------------------------------------------------
   Depreciation                                    41,829      17,271         602       929       60,633            -        60,633
   ---------------------------------------------------------------------------------------------------------------------------------
   Capital expenditures                            97,611      26,290       2,464     3,780      130,147            -       130,147
   ---------------------------------------------------------------------------------------------------------------------------------

(For the year ended March 31, 2002)                                                                            (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Trust
                                                         Banking     Banking      Other       Total     (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income                                        2,448,700      674,172     305,250    3,428,122     (165,775)      3,262,347
   Ordinary income from customers                      2,406,894      647,836     207,616    3,262,347            -       3,262,347
   Internal ordinary income among segments                41,805       26,335      97,633      165,775     (165,775)              -
------------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses                                      2,600,269      762,855     285,932    3,649,057      (97,364)      3,551,693
------------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                  (151,569)     (88,683)     19,318     (220,934)     (68,410)       (289,345)
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                79,359,749   20,198,569   5,240,633  104,798,953   (5,302,124)     99,496,829
------------------------------------------------------------------------------------------------------------------------------------
Depreciation                                              41,829       17,271       1,532       60,633            -          60,633
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                      97,611       26,290       6,245      130,147            -         130,147
------------------------------------------------------------------------------------------------------------------------------------

Notes:
   1. Amounts are rounded down to the nearest million yen.
   2. Other primarily includes securities and credit card businesses.
   3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".
      On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

      It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amounts of (Yen)18,637 million. As a result, there was an increase in Ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was (Yen)14,642 million and (Yen)3,994 million, respectively. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Assets of (Yen)89,359 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits, and its effect in the Banking segment and the Trust Banking segment was (Yen)69,534 million and (Yen)19,824 million, respectively. With the implementation of the "Municipal ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, June 9, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".
      On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.
      It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the municipal ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the treatment accounting for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo.
      This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the municipal ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in Other ordinary expenses in the amounts of (Yen)3,087 million. As a result, there was a increase in Ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was
      (Yen)2,438 million and (Yen)649 million, respectively. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Assets of (Yen)14,947 million as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits, and its effect in the Banking segment and the Trust Banking segment was
      (Yen)11,724 million and (Yen)3,222 million, respectively.

2. Geographic segment information

(For the year ended March 31, 2003)                                                                             (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                North      Latin      Europe/   Asia/Oceania
                                    Japan      America    America   Mid. East    excl. Japan     Total    (Elimination) Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income                   1,900,135     578,572     66,937    302,172     145,117      2,992,935     (220,406)    2,772,528
  Ordinary income from customers  1,811,995     558,864     36,366    244,205     121,097      2,772,528            -     2,772,528
  Internal ordinary income among
    segments                         88,140      19,708     30,571     57,966      24,020        220,406     (220,406)            -
------------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses                 2,285,305     575,764     67,687    301,134      98,344      3,328,236     (195,446)    3,132,790
------------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)             (385,169)      2,808       (750)     1,038      46,772       (335,301)     (24,960)     (360,262)
------------------------------------------------------------------------------------------------------------------------------------
Assets                           84,626,818  14,753,060  1,668,179  8,452,586   4,981,919    114,482,564  (15,307,244)   99,175,319
------------------------------------------------------------------------------------------------------------------------------------

Notes:
   1. Amounts are rounded down to the nearest million yen.
   2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
   3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
      On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002, the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002, the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary, also lodged an appeal. MTFG's domestic banking subsidiary and trust banking subsidiary won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of
      (Yen)30,409 million. On February 10, 2003, the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial, including MTFG's domestic banking subsidiary and trust banking subsidiary also lodged a final appeal.

      It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous fiscal year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amount of (Yen)19,593 million this fiscal year. As a result, there was a respective increase in Ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Yen)102,488 million in Japan as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits.
      With the implementation of the "Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on gross business profit.
      On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.77, 2002) ("the revised municipal ordinance 2002") on May 30, 2002, and the implementation of the "Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.14, 2003) ("the revised municipal ordinance 2003") on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year beginning on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this fiscal year are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross business profit or income. MTFG's domestic banking subsidiary and trust banking subsidiary, therefore, filed and paid the enterprise taxes based on income. The fact that MTFG's domestic banking subsidiary and trust banking subsidiary filed and paid the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in Assets of (Yen)17,240 million in Japan as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits.
   4. With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as "income and liquidation income" by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of "amount of added value", "amount of capital" and "income and liquidation income" from the fiscal year beginning on April 1, 2004. The enterprise taxes that have tax bases of the "amount of added value" and the "amount of capital" are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The "Revision of the Local Tax Law" also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year beginning on April 1, 2004.
      In connection with the "Revision of the Local Tax Law", the effective statutory tax rates of MTFG, domestic banking subsidiary and trust banking subsidiary used in the calculations of deferred tax assets and liabilities from the fiscal year beginning on April 1, 2004 changed from 42.05% to 40.49%, from 37.98% to 40.46% and from 38.50% to 40.49%, respectively. As a result, there was an increase in Assets of (Yen)65,953 million in Japan.
   5. Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. As a result, Ordinary loss in Japan decreased by
      (Yen)21,444 million.

(For the year ended March 31, 2002)                                                                             (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                North      Latin       Europe/   Asia/Oceania
                                    Japan       America    America    Mid. East  excl. Japan    Total    (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income                    2,012,226     816,347    112,344    439,060     246,285    3,626,265     (363,917)     3,262,347
  Ordinary income from customers   1,884,734     766,232     53,705    368,466     189,208    3,262,347            -      3,262,347
  Internal ordinary income among
     segments                        127,492      50,115     58,639     70,594      57,077      363,917     (363,917)             -
------------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses                  2,406,741     732,106     98,922    447,191     208,766    3,893,729     (342,036)     3,551,693
------------------------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)              (394,514)     84,240     13,421     (8,130)     37,519     (267,464)     (21,881)      (289,345)
------------------------------------------------------------------------------------------------------------------------------------
Assets                            85,115,503  16,093,151  2,544,614  9,403,348   6,042,131  119,198,749  (19,701,920)    99,496,829
------------------------------------------------------------------------------------------------------------------------------------

Notes:

     1.  Amounts are rounded down to the nearest million yen.
     2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
     3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".
         On October 18, 2000, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.
         It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in Other ordinary expenses in the amounts of (Yen)18,637 million. As a result, there was an increase in Ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Assets of (Yen)89,359 million in Japan as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits.
         With the implementation of the "Municipal ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, June 9, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".
         On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.
         It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the municipal ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the treatment accounting for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the municipal ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in Other ordinary expenses in the amounts of (Yen)3,087 million. As a result, there was a increase in Ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Assets of (Yen)14,947 million in Japan as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits.

3. Ordinary income from overseas operations

                                                                                                     (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Ordinary income from overseas
                                             Ordinary income from      Consolidated        operations as a percentage of
                                             overseas operations      ordinary income      consolidated ordinary income
---------------------------------------------------------------------------------------------------------------------------
            For the year ended                                                                              %
              March 31, 2003                         960,533             2,772,528                     34.6
---------------------------------------------------------------------------------------------------------------------------
            For the year ended                                                                              %
              March 31, 2002                       1,377,612             3,262,347                     42.2
---------------------------------------------------------------------------------------------------------------------------

Notes:
     1.  Amounts are rounded down to the nearest million yen.
     2. Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG's domestic banking subsidiary and trust banking subsidiary, and MTFG's overseas subsidiaries (excluding internal ordinary income among consolidated companies).
                                      -36-

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

  Following tables include:
     Investment securities
     Trading securities and negotiable certificates of deposits in "Trading assets"
     Negotiable certificates of deposits in "Cash and due from banks" Securities and beneficiary certificates of merchandise investment in "Commercial Paper and other debt purchased".

1.  Trading securities

                                        (in millions of yen)
  ----------------------------------------------------------
                     As of March 31, 2002
  ----------------------------------------------------------
   Balance sheet            Valuation losses recognized on
      amount                    statement of operations
  ----------------------------------------------------------
       5,092,795                                     (456)
  ----------------------------------------------------------

2. Marketable debt securities being held to maturity

                                                                                                 (in millions of yen)
  -------------------------------------------------------------------------------------------------------------------
                                                                   As of March 31, 2002
                                     --------------------------------------------------------------------------------
                                       Balance sheet      Market value   Differences
                                                                                         ----------------------------
                                          amount                                               Gains        Losses
  -------------------------------------------------------------------------------------------------------------------
  Domestic bonds                             216,074           224,947         8,872             8,956           83
     ----------------------------------------------------------------------------------------------------------------
     Government bonds                              0                 0             0                 0            -
     ----------------------------------------------------------------------------------------------------------------
     Municipal bonds                         127,660           132,349         4,688             4,772           83
     ----------------------------------------------------------------------------------------------------------------
     Corporate bonds                          88,414            92,597         4,183             4,183            -
  -------------------------------------------------------------------------------------------------------------------
  Foreign bonds                              142,140           146,795         4,655             4,843          188
  -------------------------------------------------------------------------------------------------------------------
  Other                                      254,746           254,746             -                 -            -
  -------------------------------------------------------------------------------------------------------------------
  Total                                      612,962           626,489        13,527            13,799          271
  -------------------------------------------------------------------------------------------------------------------

3. Marketable securities available for sale

                                                                                                 (in millions of yen)
  -------------------------------------------------------------------------------------------------------------------
                                                                   As of March 31, 2002
                                       ------------------------------------------------------------------------------
                                           Cost          Balance sheet         Valuation differences
                                                                                         ----------------------------
                                                            amount                             Gains        Losses
  -------------------------------------------------------------------------------------------------------------------
  Domestic equity securities               4,901,605         4,973,059        71,454           551,983      480,528
  -------------------------------------------------------------------------------------------------------------------
  Domestic bonds                          11,071,960        11,151,663        79,702            83,691        3,989
     ----------------------------------------------------------------------------------------------------------------
     Government bonds                      9,289,845         9,348,331        58,486            59,085          598
     ----------------------------------------------------------------------------------------------------------------
     Municipal bonds                         444,440           454,724        10,284            10,426          142
     ----------------------------------------------------------------------------------------------------------------
     Corporate bonds                       1,337,675         1,348,606        10,931            14,179        3,248
  -------------------------------------------------------------------------------------------------------------------
  Foreign equity securities                   28,559            54,553        25,994            26,725          731
  -------------------------------------------------------------------------------------------------------------------
  Foreign bonds                            4,838,160         4,839,041           880            67,404       66,524
  -------------------------------------------------------------------------------------------------------------------
  Other                                    1,357,507         1,318,317       (39,189)           14,119       53,309
  -------------------------------------------------------------------------------------------------------------------
  Total                                   22,197,793        22,336,635       138,842           743,925      605,083
  -------------------------------------------------------------------------------------------------------------------

4. Securities available for sale sold

                                      (in millions of yen)
  --------------------------------------------------------
              For the year ended March 31,2002
  --------------------------------------------------------
    Proceeds               Gains              Losses
   from sales             on sales           on sales
  --------------------------------------------------------
   28,137,984              255,369            300,345
  --------------------------------------------------------

5. Principal securities not stated at market value

                                                                          (in millions of yen)
  --------------------------------------------------------------------------------------------
                                                                      As of March 31, 2002
                                                                  ----------------------------
                                                                      Balance sheet amount
  --------------------------------------------------------------------------------------------
  Debt securities being held to maturity
     Foreign bonds                                                            11,392
  --------------------------------------------------------------------------------------------
  Securities available for sale
     Domestic equity securities                                               96,621
     Domestic municipal bonds                                                 45,287
     Domestic corporate bonds                                                253,946
     Foreign equity securities                                                11,918
     Foreign bonds                                                            25,984
  --------------------------------------------------------------------------------------------

6. Repayment schedules of securities

                                                                          (in millions of yen)
  --------------------------------------------------------------------------------------------
                                                    As of March 31, 2002
                              ----------------------------------------------------------------
                              Due within    Due after 1 year    Due after 5 years    Due after
                                1 year      through 5 years     through 10 years     10 years
  --------------------------------------------------------------------------------------------
  Domestic bonds               3,715,867        6,716,062          1,233,198             1,785
     -----------------------------------------------------------------------------------------
     Government bonds          3,505,091        4,941,208            902,032                 -
     -----------------------------------------------------------------------------------------
     Municipal bonds              16,034          406,601            205,036                 -
     -----------------------------------------------------------------------------------------
     Corporate bonds             194,742        1,368,252            126,128             1,785
  --------------------------------------------------------------------------------------------
  Foreign bonds                  709,418        2,819,025          1,084,232           403,764
  --------------------------------------------------------------------------------------------
  Other                          338,836          530,919            226,268           376,938
  --------------------------------------------------------------------------------------------
  Total                        4,764,122       10,066,007          2,543,700           782,487
  --------------------------------------------------------------------------------------------

                                      -37-

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

                                         (in millions of yen)
  -----------------------------------------------------------
                     As of March 31, 2002
  -----------------------------------------------------------
     Balance sheet          Valuation gains recognized on
        amount                 statement of operations
  -----------------------------------------------------------
           219,026                                    3,338
  -----------------------------------------------------------

2. Money held in trust other than trading purpose and being held to maturity

                                                         (in millions of yen)
  ---------------------------------------------------------------------------
                             As of March 31, 2002
  ---------------------------------------------------------------------------
         Cost        Balance sheet    Valuation differences
                                                       ----------------------
                        amount                          Gains      Losses
  ---------------------------------------------------------------------------
            85,033          85,033             -          -           -
  ---------------------------------------------------------------------------

Unrealized gains on securities available for sale

   The classification of unrealized gains on securities available for sale on the consolidated balance sheet is as follows:

                                                            (in millions of yen)
  ------------------------------------------------------------------------------
                                                          As of March 31, 2002
  ------------------------------------------------------------------------------
  Valuation differences                                                 138,842
      --------------------------------------------------------------------------
      Securities available for sale                                     138,842
  ------------------------------------------------------------------------------
  Deferred tax liabilities                                              (49,076)
  ------------------------------------------------------------------------------
  Net valuation differences                                              89,765
  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------
  Minority interest                                                      (4,145)
  ------------------------------------------------------------------------------
  MTFG's ownership percentage of affiliates' unrealized
     gains on securities available for sale                              (1,603)
  ------------------------------------------------------------------------------
  Unrealized gains on securities available for sale                      84,016
  ------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                                                                              (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  As of March 31, 2003
                                                  --------------------------------------------------------------------------------
                                                  Notional principal      with maturity                             Valuation
                                                  or contract amount      of over 1 year       Market value       gains (losses)
----------------------------------------------------------------------------------------------------------------------------------
Exchange-traded
----------------------------------------------------------------------------------------------------------------------------------
                             sell                      4,979,785              235,364             (37,589)             (37,589)
         Futures             -----------------------------------------------------------------------------------------------------
                             buy                       6,782,908              660,290              27,458               27,458
         -------------------------------------------------------------------------------------------------------------------------
                             sell                     16,690,400                    -             (17,299)             (10,658)
         Options             -----------------------------------------------------------------------------------------------------
                             buy                      22,234,614                8,124              35,101               21,088
----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter
         -------------------------------------------------------------------------------------------------------------------------
                             sell                        702,374                  452                 973                  973
         FRAs                -----------------------------------------------------------------------------------------------------
                             buy                         799,281               42,336              (2,649)              (2,649)
         -------------------------------------------------------------------------------------------------------------------------
                    receive-fix/pay-floater          105,883,942           81,131,283           4,109,124            4,109,124
                    --------------------------------------------------------------------------------------------------------------
                    receive-floater/pay-fix          104,900,874           79,166,025          (3,989,686)          (3,989,686)
         Swaps      --------------------------------------------------------------------------------------------------------------
                    receive-floater/pay-floater        5,791,662            4,209,716              (8,915)              (8,915)
                    --------------------------------------------------------------------------------------------------------------
                    receive-fix/pay-fix                  194,856              100,767              (4,233)              (4,233)
         -------------------------------------------------------------------------------------------------------------------------
                             sell                      7,270,211            4,439,813             (98,797)             (64,203)
         Others     --------------------------------------------------------------------------------------------------------------
                             buy                       5,831,717            3,499,145             102,466               68,460
----------------------------------------------------------------------------------------------------------------------------------
 Total                                                                                            115,954              109,168
----------------------------------------------------------------------------------------------------------------------------------

Notes:
 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

 2. Market values of exchange-traded transactions are based on closing prices on the Tokyo International Financial Future Exchange, etc.
    Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

b. Foreign exchange-related transactions

                                                                                               (in millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                                As of March 31, 2003
                                  ---------------------------------------------------------------------------------
                                  Notional principal    with maturity                                Valuation
                                  or contract amount    of over 1 year        Market value        gains (losses)
-------------------------------------------------------------------------------------------------------------------
Over-the-counter
-------------------------------------------------------------------------------------------------------------------
   Swaps                                   9,539,280         6,189,546             (109,996)             (109,996)
-------------------------------------------------------------------------------------------------------------------
   Forward            sell                    23,912                 -                 (523)                 (523)
                      ---------------------------------------------------------------------------------------------
   contracts          buy                     16,662                 -                  788                   788
-------------------------------------------------------------------------------------------------------------------
                      sell                       883                 -                   (6)                    6
   Options            ---------------------------------------------------------------------------------------------
                      buy                        883                 -                    6                    (3)
-------------------------------------------------------------------------------------------------------------------
 Total                                                                             (109,731)             (109,729)
-------------------------------------------------------------------------------------------------------------------

Notes:
    1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to note 3. are not included in the above table.

    2. Market values are based on discounted cash flow method, option pricing models, etc.

    3. Currency swaps which are accounted for by an accrual basis are not included in the above table. Notional principal amount, market value and valuation gains of currency swaps which are accounted for by an accrual basis are as follows:

                                                                    (in millions of yen)
                                             As of March 31, 2003
            -------------------------------------------------------------------------
                          Notional principal
                                amount            Market value     Valuation losses
            -------------------------------------------------------------------------
            Swaps             5,800,174             (47,725)            (47,725)
            -------------------------------------------------------------------------

     Other foreign exchange-related transactions such as forward exchange contracts and currency options, which valuation gains (losses) had been recognized in the consolidated statement of operations, are not included in the above table.

     Notional principal or contract amounts of those foreign exchange-related transactions are as follows:

                                                                     (in millions of yen)
             ----------------------------------------------------------------------------
                                                                     As of March 31, 2003
                                                                     ---------------------
                                                                       Notional principal
                                                                       or contract amount
             -----------------------------------------------------------------------------
             Exchange-traded
             ----------------------------------------------------------------------------
                                                           sell                       564
                                           Futures     ----------------------------------
                                                           buy                      2,985
             ----------------------------------------------------------------------------
             Over-the-counter
             ----------------------------------------------------------------------------
                                           Forward         sell                27,811,969
                                                       -----------------------------------
                                          contracts        buy                 30,148,731
                                         -------------------------------------------------
                                                           sell                 4,991,663
                                           Options     -----------------------------------
                                                           buy                  4,705,518
             -----------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c. Equity-related transactions

                                                                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                            As of March 31, 2003
                                              -------------------------------------------------------------------------------
                                              Notional principal    with maturity                               Valuation
                                              or contract amount    of over 1 year        Market value         gains (losses)
-----------------------------------------------------------------------------------------------------------------------------
Exchange-traded
           ------------------------------------------------------------------------------------------------------------------
                              sell                        96,698                 -               1,560                1,560
           Futures     ------------------------------------------------------------------------------------------------------
                              buy                             82                 -                  (0)                  (0)
           ------------------------------------------------------------------------------------------------------------------
                              sell                        19,693                 -                (247)                  38
           Options     ------------------------------------------------------------------------------------------------------
                              buy                         11,450                 -               1,508                   72
-----------------------------------------------------------------------------------------------------------------------------
Over-the-counter
           ------------------------------------------------------------------------------------------------------------------
                              sell                        49,054            25,657              (1,980)              (1,185)
           Options     ------------------------------------------------------------------------------------------------------
                              buy                         69,266            39,394               2,455                1,825
           ------------------------------------------------------------------------------------------------------------------
                       receive-index swaps                    38                38                   -                    -
           Swaps       ------------------------------------------------------------------------------------------------------
                           pay-index swaps                     -                 -                   -                    -
           ------------------------------------------------------------------------------------------------------------------
           Index              sell                           260                 -                   7                    7
                       ------------------------------------------------------------------------------------------------------
           forwards           buy                          1,007                 -                 (57)                 (57)
-----------------------------------------------------------------------------------------------------------------------------
 Total                                                                                           3,246                2,261
-----------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Valuation gains (losses) are recognized in the consolidated statement of operations.

    2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc.
       Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

d. Bond-related transactions

                                                                                                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                    As of March 31, 2003
                                   -------------------------------------------------------------------------------------
                                    Notional principal      with maturity         Market value          Valuation
                                    or contract amount      of over 1 year                            gains (losses)
------------------------------------------------------------------------------------------------------------------------
Exchange-traded
   ---------------------------------------------------------------------------------------------------------------------
                          sell                 539,459              27,604              (1,052)                 (1,052)
           Futures    --------------------------------------------------------------------------------------------------
                          buy                  551,546              22,762               1,025                   1,025
   ---------------------------------------------------------------------------------------------------------------------
                          sell                  88,630              37,431                (139)                    260
           Options    --------------------------------------------------------------------------------------------------
                          buy                  202,912              37,431                 276                    (300)

------------------------------------------------------------------------------------------------------------------------
Over-the-counter
   ---------------------------------------------------------------------------------------------------------------------
                          sell                 487,927                   -              (3,661)                 (1,187)
           Options    --------------------------------------------------------------------------------------------------
                          buy                  310,284                   -                 691                    (116)
------------------------------------------------------------------------------------------------------------------------
 Total                                                                                  (2,859)                 (1,370)
------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

    2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc.
       Market values of over-the-counter transactions are based on option pricing models, etc.

e. Commodity-related transactions

                                                                                                        (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                          As of March 31, 2003
                                           ---------------------------------------------------------------------------------
                                            Notional principal      with maturity                           Valuation
                                            or contract amount      of over 1 year    Market value        gains (losses)
----------------------------------------------------------------------------------------------------------------------------
Exchange-traded
   -------------------------------------------------------------------------------------------------------------------------
                              sell                       1,123                   -             (41)                 (41)
           Futures     -----------------------------------------------------------------------------------------------------
                              buy                        3,491               3,224             159                  159
----------------------------------------------------------------------------------------------------------------------------
Over-the-counter
   -------------------------------------------------------------------------------------------------------------------------
                           receive-index swaps         138,709              71,273         (14,903)             (14,903)
           Swaps       -----------------------------------------------------------------------------------------------------
                           pay-index swaps             123,008              45,895          14,654               14,654
   -------------------------------------------------------------------------------------------------------------------------
                              sell                      28,774               8,192          (1,881)                (505)
           Options     -----------------------------------------------------------------------------------------------------
                              buy                       33,528               7,546           3,903                1,999
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                        1,891                1,362
----------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Valuation gains (losses) are recognized in the consolidated statement of operations.

    2. Market values of exchange-traded transactions are based on closing prices on the International Petroleum Exchange, etc.
       Market values of over-the-counter transactions are based on the price of the commodities, contract terms, and other factors comprising the contract of transactions.

    3. Commodities are mainly related to petroleum.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

f. Credit derivatives

                                                                                                      (in millions of yen)
                                                                      As of March 31, 2003
                                      ------------------------------------------------------------------------------------
                                       Notional principal      with maturity         Market value           Valuation
                                       or contract amount      of over 1 year                                 gains
--------------------------------------------------------------------------------------------------------------------------
Over-the-counter
       -------------------------------------------------------------------------------------------------------------------
        Credit default       sell                 342,536             275,427              29,452            29,452
                        --------------------------------------------------------------------------------------------------
        options              buy                  489,391             334,624                 648               648
       -------------------------------------------------------------------------------------------------------------------
                             sell                   3,227                   -                 286               286
        Others          --------------------------------------------------------------------------------------------------
                             buy                        -                   -                   -                 -
--------------------------------------------------------------------------------------------------------------------------
Total                                                                                      30,386            30,386
--------------------------------------------------------------------------------------------------------------------------

Notes:
1.   Valuation gains are recognized in the consolidated statement of operations.

2. Market values are based on discounted cash flow method, option pricing models, etc.

3. In the above table, "sell" indicates credit risks assumed, and "buy" indicates credit risks transferred.

g. Others

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                               As of March 31, 2003
                                -------------------------------------------------------------------------------------
                                 Notional principal      with maturity
                                 or contract amount      of over 1 year        Market value       Valuation gains
---------------------------------------------------------------------------------------------------------------------
Over-the-counter
  -------------------------------------------------------------------------------------------------------------------
      Weather          sell                     215                   -                  (8)                   26
                    -------------------------------------------------------------------------------------------------
      derivatives      buy                        -                   -                   -                     -
---------------------------------------------------------------------------------------------------------------------
Total                                                                                    (8)                   26
---------------------------------------------------------------------------------------------------------------------

Notes:
1. Valuation gains are recognized in the consolidated statement of operations.

2. Market values are based on option pricing models, etc.

(Reference)

Derivatives qualified for hedge-accounting

                                                                                                               (in billions of yen)
                                 --------------------------------------------------------------------------------------------------
                                                                          As of March 31, 2003
                                 --------------------------------------------------------------------------------------------------
                                  Notional principal                        Deferred gains    Deferred losses   Net gains (losses)
                                  or contract amount      Market value          (A)                (B)               (A)-(B)
-----------------------------------------------------------------------------------------------------------------------------------
Interest rate futures                        1,625.4                 4.3              58.3               42.4                15.8
-----------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps                         42,409.9               206.0             669.6              570.6                98.9
-----------------------------------------------------------------------------------------------------------------------------------
Other interest rate-related
 transactions                                  291.7                (0.2)              0.7                0.6                 0.1
-----------------------------------------------------------------------------------------------------------------------------------
Other                                          662.2                (3.3)             24.8               31.1                (6.2)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                              206.8             753.5              644.9               108.6
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

  1. Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the above table.

  2. The transactions in the table above are reported on a mark-to-market basis on the consolidated balance sheet.

      The valuation differences which do not correspond to the income/expenses accruing on hedged items are deferred asstes/liabilities.

      Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                                                                     (in billions of yen)
      -------------------------------------------------------------------------------------------------------------------
                                                   As of March 31, 2003
      -------------------------------------------------------------------------------------------------------------------
                                      Due within 1 year     Due after 1 year     Due after 5 year                Total
                                                            through 5 years
      -------------------------------------------------------------------------------------------------------------------
      Receive-fix/pay-floater                    12,411.5             14,407.5              1,178.1             27,997.2
      -------------------------------------------------------------------------------------------------------------------
      Receive-floater/pay-fix                     5,624.2              7,180.3                833.0             13,637.6
      -------------------------------------------------------------------------------------------------------------------
      Receive-floater/pay-floater                   306.2                414.8                 53.8                774.9
      -------------------------------------------------------------------------------------------------------------------
      Total                                      18,342.0             22,002.8              2,065.0             42,409.9
      -------------------------------------------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                                                               (in millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                                      As of March 31, 2002
                                         --------------------------------------------------------------------------
                                         Notional principal     with maturity                           Valuation
                                         or contract amount    of over 1 year       Market value      gains (losses)
-------------------------------------------------------------------------------------------------------------------
Exchange-traded
     -------------------------------------------------------------------------------------------------------------
                     sell                      9,945,795           1,330,217          (78,510)             (78,510)
     Futures -----------------------------------------------------------------------------------------------------
                     buy                      11,588,263           1,593,247           70,874               70,874
     -------------------------------------------------------------------------------------------------------------
                     sell                      4,949,268               7,955           (5,837)               1,306
     Options -----------------------------------------------------------------------------------------------------
                     buy                       5,307,916              23,784            8,993               (2,794)
------------------------------------------------------------------------------------------------------------------
Over-the-counter
     -------------------------------------------------------------------------------------------------------------
                     sell                        201,257               1,333              (97)                 (97)
     FRAs    -----------------------------------------------------------------------------------------------------
                     buy                         190,629              42,136             (909)                (909)
     -------------------------------------------------------------------------------------------------------------
               receive-fix/pay-floater       112,006,008          74,856,804        3,319,807            3,319,807
             -----------------------------------------------------------------------------------------------------
               receive-floater/pay-fix       113,791,761          74,335,547       (3,220,413)          (3,220,413)
     Swaps   -----------------------------------------------------------------------------------------------------
             receive-floater/pay-floater       4,987,418           4,144,936           (3,115)              (3,115)
             -----------------------------------------------------------------------------------------------------
                 receive-fix/pay-fix             289,172             176,939             (580)                (580)
     -------------------------------------------------------------------------------------------------------------
                     sell                      7,329,000           4,488,747          (77,834)             (15,669)
     Others  -----------------------------------------------------------------------------------------------------
                     buy                       5,993,942           4,073,644           79,061               21,722
------------------------------------------------------------------------------------------------------------------
Total                                                                                  91,439               91,619
------------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

 2. Market values of exchange-traded transactions are based on closing prices on the Tokyo International Financial Future Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

b. Foreign exchange-related transactions

                                                                                               (in millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                                   As of March 31, 2002
                                    -------------------------------------------------------------------------------
                                    Notional principal      with maturity
                                          amount            of over 1 year     Market value       Valuation losses
-------------------------------------------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------------------------------------------
   Swaps                                  9,241,514            6,560,260          (69,519)           (69,519)
-------------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation losses are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to note 3. are not included in the table above.

 2.  Market values are based on the discounted cash flow method.

 3. Currency swaps which are accounted for on an accrual basis are not included in the table above. Notional principal amount, market value and valuation gains (losses) on currency swaps which are accounted for on an accrual basis are as follows:

                                                                         (in millions of yen)
        -------------------------------------------------------------------------------------
                                                   As of March 31, 2002
                    -------------------------------------------------------------------------
                     Notional principal
                          amount                 Market value       Valuation losses
          -----------------------------------------------------------------------------------
          Swaps              6,686,242             (99,647)             (99,647)
          -----------------------------------------------------------------------------------

               Other foreign exchange-related transactions such as forward exchange contracts and currency options, whose valuation gains (losses) have been recognized in the consolidated statement of operations, are not included in the table above.

               Notional principal or contract amounts of such foreign exchange-related transactions are as follows:

                                                            (in millions of yen)
             -------------------------------------------------------------------
                                                    As of March 31, 2002
                                           -------------------------------------
                                           Notional principal or contract amount
             -------------------------------------------------------------------
             Exchange-traded
                ----------------------------------------------------------------
                                   sell                    790
                Futures           ----------------------------------------------
                                   buy                   1,314
             -------------------------------------------------------------------
             Over-the-counter
                ----------------------------------------------------------------
                Forward            sell             33,994,202
                                  ----------------------------------------------
                contracts          buy              35,862,732
                ----------------------------------------------------------------
                                   sell              4,188,375
                Options           ----------------------------------------------
                                   buy               4,072,059
             -------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c.  Equity-related transactions

                                                                                         (in millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                             As of March 31, 2002
                                    ---------------------------------------------------------------------------
                                    Notional principal      with maturity                        Valuation
                                    or contract amount      of over 1 year      Market value   gains (losses)
---------------------------------------------------------------------------------------------------------------
Exchange-traded
   ------------------------------------------------------------------------------------------------------------
                        sell              166,279                 -                 2,112            2,112
   Futures        ---------------------------------------------------------------------------------------------
                        buy                 6,134                 -                    37               37
   ------------------------------------------------------------------------------------------------------------
                        sell                6,692                 -                   (37)              20
   Options        ---------------------------------------------------------------------------------------------
                        buy                 8,512                 -                   232               53
---------------------------------------------------------------------------------------------------------------
Over-the-counter
   ------------------------------------------------------------------------------------------------------------
                        sell              223,122           104,338               (42,827)         (15,309)
   Options        ---------------------------------------------------------------------------------------------
                        buy               231,491           102,129                39,008           10,718
   ------------------------------------------------------------------------------------------------------------
                  receive-index swaps       2,422                 -                   (95)             (95)
   Swaps          ---------------------------------------------------------------------------------------------
                    pay-index swaps        11,782             4,260                   379              379
---------------------------------------------------------------------------------------------------------------
Total                                                                              (1,190)          (2,084)
---------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations.

 2. Market values of exchange-traded transactions are based on closing prices on the Osaka Stock Exchange, etc.

     Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

d. Bond-related transactions

                                                                                              (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                   As of March 31, 2002
                                     -----------------------------------------------------------------------------
                                     Notional principal      with maturity                            Valuation
                                     or contract amount      of over 1 year      Market value       gains (losses)
------------------------------------------------------------------------------------------------------------------
Exchange-traded
   ---------------------------------------------------------------------------------------------------------------
                        sell                    460,102             20,390           (672)               (672)
   Futures          ----------------------------------------------------------------------------------------------
                        buy                     425,757             12,045            (18)                (18)
   ---------------------------------------------------------------------------------------------------------------
                        sell                    493,731                  -           (982)                 50
   Options          ----------------------------------------------------------------------------------------------
                        buy                     228,111             14,811            521                  (4)
------------------------------------------------------------------------------------------------------------------
Over-the-counter
   ---------------------------------------------------------------------------------------------------------------
                        sell                    105,600                  -           (733)                119
   Options          ----------------------------------------------------------------------------------------------
                        buy                      25,785                  -             78                  10
------------------------------------------------------------------------------------------------------------------
Total                                                                              (1,808)               (515)
------------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

 2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc.
     Market values of over-the-counter transactions are based on option pricing models, etc.

e. Commodity-related transactions

                                                                                              (in millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                                    As of March 31, 2002
                                         --------------------------------------------------------------------------
                                         Notional principal      with maturity                         Valuation
                                         or contract amount      of over 1 year      Market value    gains (losses)
-------------------------------------------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------------------------------------------
                        sell                    2,631                  326                 220              220
   Futures         ------------------------------------------------------------------------------------------------
                        buy                     5,193                2,415                (196)            (196)
   ----------------------------------------------------------------------------------------------------------------
                        sell                    2,883                    -                (296)               4
   Options         ------------------------------------------------------------------------------------------------
                        buy                     2,003                    -                  56              (56)
-------------------------------------------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------------------------------------------
                   receive-index swaps        166,734               58,269              (3,163)          (3,163)
   Swaps           ------------------------------------------------------------------------------------------------
                     pay-index swaps          154,168               42,168              (7,786)          (7,786)
   ----------------------------------------------------------------------------------------------------------------
                        sell                   64,758                6,506              (3,332)            (140)
   Options         ------------------------------------------------------------------------------------------------
                        buy                    77,370                9,992               4,681             (943)
-------------------------------------------------------------------------------------------------------------------
 Total                                                                                  (9,817)         (12,063)
-------------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations.

 2. Market values of exchange-traded transactions are based on closing prices on the International Petroleum Exchange, etc.

     Market values of over-the-counter transactions are based on the price of the commodities, contract terms, and other factors comprising the contract of transactions.

 3.  Commodities are mainly related to petroleum.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

f. Credit derivatives

                                                                                                        (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                          As of March 31, 2002
                                              ------------------------------------------------------------------------------
                                              Notional principal      with maturity                             Valuation
                                              or contract amount      of over 1 year        Market value      gains (losses)
----------------------------------------------------------------------------------------------------------------------------
Over-the-counter
     -----------------------------------------------------------------------------------------------------------------------
                                     sell             373,649             307,792               76,186            76,186
     Credit default options          ---------------------------------------------------------------------------------------
                                     buy              534,175             373,215                3,232             3,232
     -----------------------------------------------------------------------------------------------------------------------
                                     sell                   -                   -                    -                 -
     Others                          ---------------------------------------------------------------------------------------
                                     buy              130,297              16,837                 (938)             (938)
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                           78,480            78,480
----------------------------------------------------------------------------------------------------------------------------

Notes:

  1. Valuation gains (losses) are recognized in the consolidated statement of operations.

  2. Market values are based on discounted cash flow method, option pricing models, etc.

  3. In the table above, "sell" indicates credit risks assumed, and "buy" indicates credit risks transferred.

g. Others

                                                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                    As of March 31, 2002
                                    --------------------------------------------------------------------------------
                                     Notional principal      with maturity
                                     or contract amount      of over 1 year        Market value    Valuation gains
--------------------------------------------------------------------------------------------------------------------
Over-the-counter
     ---------------------------------------------------------------------------------------------------------------
     Weather              sell                146                   -                    8                12
                          ------------------------------------------------------------------------------------------
     derivatives          buy                   -                   -                    -                 -
--------------------------------------------------------------------------------------------------------------------
Total                                                                                    8                12
--------------------------------------------------------------------------------------------------------------------

Notes:

  1. Valuation gains are recognized in the consolidated statement of operations.

  2. Market values are based on discounted cash flow method, option pricing models, etc.

                         Non-Consolidated Summary Report
                              (under Japanese GAAP)
                    for the Fiscal Year Ended March 31, 2003

Date:                              May 26, 2003
Company name (code number):        Mitsubishi Tokyo Financial Group, Inc. (8306)
                                   (URL http://www.mtfg.co.jp)
Stock exchange listings:           Tokyo, Osaka, New York, London
Headquareters:                     Tokyo
Representative:                    Shigemitsu Miki, President & CEO
For inquiry:                       Katsuhiko Ishizuka, Chief Manager - Financial
                                   Policy Division
                                   (Phone) +81-3-3240-8211
Date of resolution of Board of
Directors with respect to the
non-consolidated financial
statements:                        May 26, 2003
Date of the Ordinary General
Meeting of Shareholders:           June 27, 2003
Interim dividends policy:          Yes
Unit share system:                 No

1. Non-consolidated financial data for the year ended March 31, 2003

(1) Operating results

                             (in millions of yen except per share data and percentages)
--------------------------------------------------------------------------------------
                                                          For the year ended March 31,
                                                          ----------------------------
                                                                2003            2002
--------------------------------------------------------------------------------------
Operating income                                               27,232           72,544
 Change from the previous year                                  (62.5)%             --
--------------------------------------------------------------------------------------
Operating profit                                               23,991           68,378
 Change from the previous year                                  (64.9)%             --
--------------------------------------------------------------------------------------
Ordinary profit                                                22,415           68,114
 Change from the previous year                                  (67.1)%             --
--------------------------------------------------------------------------------------
Net income                                                     23,389           67,871
 Change from the previous year                                  (65.5)%             --
--------------------------------------------------------------------------------------
Net income per common share                                  2,610.44        10,367.98
--------------------------------------------------------------------------------------
Net income per common and common equivalent share                  --               --
--------------------------------------------------------------------------------------
Net income as a percentage of shareholders' equity                0.4%             1.7%
--------------------------------------------------------------------------------------
Ordinary profit as a percentage of total liabilities and
 shareholders' equity                                             0.5%             1.6%
--------------------------------------------------------------------------------------
Ordinary profit as a percentage of operating income              82.3%            93.9%
--------------------------------------------------------------------------------------

Notes:
   1. Average number of shares outstanding for the year ended:
                March 31, 2003:                (common stock)       5,766,886 shares
                                    (preferred stock-class 1)          81,400 shares
                                    (preferred stock-class 2)         100,000 shares
                March 31, 2002:                (common stock)       5,742,295 shares
                                    (preferred stock-class 1)          81,400 shares
                                    (preferred stock-class 2)         100,000 shares

   2. Changes in accounting policy : No

(2) Payment of dividends

                                                      (in millions of yen except per share data and percentages)
----------------------------------------------------------------------------------------------------------------
                                                      For the year ended March 31,
                                                   -------------------------------------------------------------
                                                              2003                            2002
                                                   -------------------------------------------------------------
                                                           Preferred  Preferred            Preferred  Preferred
                                                   Common    stock-     stock-     Common    stock-     stock-
                                                    stock   class 1    class 2      stock   class 1    class 2
                                                   -------------------------------------------------------------
Interim dividends per share                             0     41,250      8,100         -          -          -
----------------------------------------------------------------------------------------------------------------
Term-end dividends per share                        4,000     41,250      8,100     6,000     82,500     16,200
----------------------------------------------------------------------------------------------------------------
Total dividends per share
   paid for the fiscal year                         4,000     82,500     16,200     6,000     82,500     16,200
----------------------------------------------------------------------------------------------------------------
Total dividends for the fiscal year                24,922      6,715      1,620    34,452      6,715      1,620
----------------------------------------------------------------------------------------------------------------
Total dividends for the fiscal year
   as a percentage of net income                                          165.5%                           57.9%
----------------------------------------------------------------------------------------------------------------
Total dividends for the fiscal year
   as a percentage of shareholders' equity                                  0.7%                            1.0%
----------------------------------------------------------------------------------------------------------------

(3) Balance sheet highlights

                  (in millions of yen except per share data and percentages)
----------------------------------------------------------------------------
                                                        As of March 31,
                                                   -------------------------
                                                      2003             2002
                                                   -------------------------
Total assets                                        4,264,085     4,301,963
----------------------------------------------------------------------------
Shareholders' equity                                4,251,306     4,052,733
----------------------------------------------------------------------------
Shareholders' equity as a percentage                     99.7%         94.2%
  of total liabilities and shareholders' equity
----------------------------------------------------------------------------
Shareholders' equity per common share              609,704.98    628,435.11
----------------------------------------------------------------------------

Notes:
   1. Number of shares outstanding as of:
        March 31, 2003:                         (common stock)                 6,230,506 shares
                                                (preferred stock-class 1)         81,400 shares
                                                (preferred stock-class 2)        100,000 shares
        March 31, 2002:                         (common stock)                 5,742,093 shares
                                                (preferred stock-class 1)         81,400 shares
                                                (preferred stock-class 2)        100,000 shares

2. Number of treasury stocks outstanding as of:
         March 31, 2003:                                                           1,655 shares
         March 31, 2002:                                                             374 shares

2. Earning projections for the fiscal year ending March 31, 2004

                                             (in millions of yen except per share data)
---------------------------------------------------------------------------------------
                                         For the six months ending  For the year ending
                                             September 30, 2003       March 31, 2004
---------------------------------------------------------------------------------------
Operating income                                   42,000                 44,000
---------------------------------------------------------------------------------------
Ordinary profit                                    40,000                 40,000
---------------------------------------------------------------------------------------
Net income                                         40,000                 40,000
---------------------------------------------------------------------------------------
Dividend per share: Common stock                        -                  4,000
---------------------------------------------------------------------------------------
                    Preferred stock-class 1        41,250                 82,500
                    Preferred stock-class 2         8,100                 16,200

Projected net income per common share for the year
   ending March 31, 2004 (yen):                                 5,082.17

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2003 are as follows.

Net income per common share

                Net income attributable to common shareholders
            --------------------------------------------------------
              Average number of common stock for the fiscal year*

Net income per common and common equivalent share

   Net income attributable to common shareholders + Adjustments in net income
--------------------------------------------------------------------------------
  Average number of common stock for the fiscal year* + Common equivalent share

Net income as a percentage of shareholders' equity

               Net income attributable to common shareholders
-------------------------------------------------------------------------- x 100
  {[Shareholders' equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year x Issue price]
 + [Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end x Issue price] } / 2

Total dividends for the fiscal year as a percentage of net income

               Total dividends for the fiscal year on common stock ------------------------------------------------------------------- x 100
       Net income - Total dividends for the fiscal year on preferred stock

Total dividends for the fiscal year as a percentage of shareholders' equity

               Total dividends for the fiscal year on common stock --------------------------------------------------------------------- x 100
     Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end x Issue price

Shareholders' equity per common share

 Shareholders' equity at fiscal year end - Deduction from shareholders' equity**
--------------------------------------------------------------------------------
               Number of common stock at fiscal year end*

Note: Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.2 "Accounting Standard for Earnings Per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002 and Financial Accounting Standards Implementation Guidance No.4 "Implementation Guidance for Accounting Standard for Earnings Per Share" issued by the ASBJ on September 25, 2002.

Formula for computing projected earning ratio for the fiscal year ending March 31, 2004 is as follows.

Projected net income per common share

            Projected net income attributable to common shareholders
         --------------------------------------------------------------
                   Number of common stock at fiscal year end*

    * excluding treasury stock

    **number of preferred stock at fiscal year end x issue price + total dividends on preferred stock

    This financial summary report and the accompanying financial highlights contain forward looking statements and other information relating to the Company (such statements and information are hereafter referred to as the "Forward-Looking Statements"). The Forward-Looking Statements are not historical facts and include, reflect or are otherwise based upon, among other things, the Company's current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of its operations, its financial condition, its management in general and other future events.

    Some Forward-Looking Statements represent targets that the Company's management will strive to achieve through the successful implementation of the Company's business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. The Company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Please see "3. Results of Operations and Financial Condition - (1) Results of operations."

    In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. The Company is under no obligation - and expressly disclaim any obligation - to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------
                                                                As of  March 31,                 As of March 31,
(in millions of yen)                                                   2002                            2003
------------------------------------------------------------------------------------------------------------------
Assets:
     Current assets:
          Cash and bank deposits with banks                     39,212                         34,360
          Deferred tax assets                                       50                            104
          Accounts receivable                                        -                         15,544
          Other                                                 16,037                          1,422
        Total current assets                                    55,300        1.3%             51,432       1.2%
     Fixed assets:
          Premises and equipment:
              Leasehold improvements                               261                            211
              Equipment and furniture                              177                            156
          Total premises and equipment                             439                            367
          Intangible assets:
              Trademarks                                            56                             55
              Computer software                                    357                            315
              Other                                                  2                              1
          Total intangible assets                                  415                            372
          Investments and other assets:
              Investments in subsidiaries                    4,000,070                      4,210,347
              Convertible bonds due from subsidiary            243,924                              -
              Deferred tax assets                                    -                             12
              Other                                                436                            521
          Total investments and other assets                 4,244,431                      4,210,881
        Total fixed assets                                   4,245,287       98.7%          4,211,622      98.8%
     Deferred charge:
          Organization cost                                      1,375                          1,031
     Total deferred charge                                       1,375        0.0%              1,031       0.0%
----------------------------------------------------------------------------------------------------------------
Total assets                                                 4,301,963      100.0%          4,264,085     100.0%
----------------------------------------------------------------------------------------------------------------
Liabilities:
     Current liabilities:
          Accounts payable                                         250                         12,241
          Accrued expenses                                       2,772                            112
          Accrued income taxes                                     109                            292
          Other                                                     59                             54
          Reserve for employees' bonuses                            75                             78
        Total current liabilities                                3,267        0.1%             12,779       0.3%
     Long-term liabilities:
          Convertible bonds                                    243,924                              -
          Deferred tax liabilities                               2,038                              -
       Total long-term liabilities                             245,962        5.7%                  -         -%
-----------------------------------------------------------------------------------------------------------------
Total liabilities                                              249,230        5.8%             12,779       0.3%
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Capital stock                                           1,146,500       26.6%          1,258,052      29.5%
     Capital surplus:
          Legal capital surplus                              2,838,692                      2,350,244
          Other capital surplus                                      -                        600,000
        Total capital surplus                                2,838,692       66.0%          2,950,244      69.2%
     Retained earnings:
          Unappropriated                                        67,871                         44,305
     Total retained earnings                                    67,871        1.6%             44,305       1.0%
-----------------------------------------------------------------------------------------------------------------
     Total                                                   4,053,064       94.2%          4,252,602      99.7%
     Less treasury stock                                          (331)      (0.0)%            (1,296)     (0.0)%
-----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                   4,052,733       94.2%          4,251,306      99.7%
-----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   4,301,963      100.0%          4,264,085     100.0%
=================================================================================================================

See Notes to Non-Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------
                                                                    For the year ended        For the year ended
 (in millions of yen)                                                 March 31, 2002            March 31, 2003
------------------------------------------------------------------------------------------------------------------
Operating income:
      Dividends on investments in subsidiaries                      67,577                     22,067
      Management fees from subsidiaries                              4,967                      5,165
------------------------------------------------------------------------------------------------------------------
         Total operating income                                     72,544        100.0%       27,232      100.0%
------------------------------------------------------------------------------------------------------------------
Operating expenses:
      General and administrative expenses                            4,166                      3,240
------------------------------------------------------------------------------------------------------------------
         Total operating expenses                                    4,166          5.7%        3,240       11.9%
------------------------------------------------------------------------------------------------------------------
Operating profit                                                    68,378         94.3%       23,991       88.1%
------------------------------------------------------------------------------------------------------------------
Non-operating income:
      Interest on deposits                                               7                          6
      Interest on securities                                         7,137                      4,729
      Other                                                            230                        125
------------------------------------------------------------------------------------------------------------------
         Total non-operating income                                  7,374         10.1%        4,861       17.8%
------------------------------------------------------------------------------------------------------------------
Non-operating expenses:
      Interest on borrowed money                                        27                          -
      Interest on convertible bonds                                  7,137                      4,729
      Amortization of organization cost                                343                        343
      Amortization of stock issuance costs                               -                      1,351
      Other                                                            129                         13
------------------------------------------------------------------------------------------------------------------
         Total non-operating expenses                                7,638         10.5%        6,437       23.6%
------------------------------------------------------------------------------------------------------------------
Ordinary profit                                                     68,114         93.9%       22,415       82.3%
------------------------------------------------------------------------------------------------------------------
Special losses:
      Losses on sales of fixed assets                                    -                          2
      Losses on disposition of fixed assets                              -                        269
------------------------------------------------------------------------------------------------------------------
         Total special losses                                            -            -%          272        1.0%
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                          68,114         93.9%       22,143       81.3%
------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                   306                        859
Income taxes-deferred                                                  (63)                    (2,105)
      Total income taxes                                               242          0.3%       (1,245)      (4.6)%
------------------------------------------------------------------------------------------------------------------
Net income                                                          67,871         93.6%       23,389       85.9%
------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward                         -                     25,083
Interim cash dividends                                                   -                      4,167
Unappropriated retained earnings at fiscal year end                 67,871                     44,305
------------------------------------------------------------------------------------------------------------------

See Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements

     The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. The Non-Consolidated Financial Statements are not intended to present the financial position and results of operation in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Critical accounting policies

1.   Investments
     Investments in subsidiaries are stated at cost determined by the moving-average method.

2.   Depreciation for fixed assets
     Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:

        Leasehold improvements              3 years to 50 years
        Equipment and furniture             3 years to 20 years

     Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.

3.   Deferred charge
     Organization cost is deferred and amortized using the straight-line method over 5 years pursuant to the Commercial Code of Japan.
     Stock issuance costs are charged to expenses when incurred.

4.   Reserve
     A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

5.   Consumption Taxes
     The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts.

6.   Consolidated Corporate-tax System
     Since the current fiscal year, MTFG has adopted consolidated corporate-tax system.

Change in accounting policies

     Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan (the "ASBJ") on February 21, 2002. There is no effect to profit (loss) during the current fiscal year or total shareholders' equity at fiscal year end attributable to this change.

Notes related to the Non-Consolidated Balance Sheet are as follows:

1.   Accumulated depreciation on premises and equipment         (Yen)144 million

2.   Aggregated number of shares authorized to be issued
       Common stock                                            22,000,000 shares
       Preferred stock                                            421,400 shares

     Aggregated number of shares issued
       Common stock                                          6,232,161.72 shares
       Preferred stock                                            181,400 shares
3.   Treasury stock
       Common stock                                              1,655.46 shares

Notes related to the Non-Consolidated Statement of Income are as follows:

1.   Operating income on transactions with subsidiaries
       Dividends on investments in subsidiaries              (Yen)22,067 million
       Management fees from subsidiaries                      (Yen)5,165 million

2.   Operating expenses on transactions with subsidiaries       (Yen)732 million

3.   Non-operating income on transactions with subsidiaries
       Interest on securities                                 (Yen)4,729 million

4.   Non-operating expenses on transactions with subsidiaries
       Interest on convertible bonds                          (Yen)4,729 million

5.   Principal items in general and administrative expenses are as follows:
       Salaries and employee benefits                         (Yen)1,224 million
       Depreciation expenses                                    (Yen)183 million
       Rental expenses                                          (Yen)302 million
       Outsourcing expenses                                     (Yen)528 million

A note related to securities is as follows:

  Fair value is not readily determinable for Investments in subsidiaries.

Notes related to income taxes are as follows:

1. The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

     Current assets:
       Deferred tax assets:
         Nondeductible expenses as Accrued enterprise taxes             (Yen)75 million
         Excess of deductible amount as Reserve for employees' bonuses  (Yen)27 million
         Other                                                           (Yen)2 million
                                                                       ----------------
              Total                                                    (Yen)104 million

       Fixed assets:
         Deferred tax assets:
           Other                                                        (Yen)12 million
                                                                       ----------------
              Total                                                     (Yen)12 million
       Total deferred tax assets                                       (Yen)117 million

2. A reconciliation between the normal effective statutory tax rate and the actual effective tax rate is as follows:
       Normal effective statutory tax rate                              42.05%
         Reconciliation:
           Dividends and others exempted for income tax purposes       (38.62%)
           Unrealized gains (losses) on investments in subsidiaries     (9.26%)
           Other                                                         0.21%
                                                                       --------
       Actual effective tax rate                                        (5.62%)

3. Change in Effective Statutory Tax Rate

     With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes is to be a combination of "amount of added value" and "amount of capital" from the fiscal year beginning on April 1, 2004. The tax bases are not pertinent to the enterprise taxes that have tax bases of income-related amounts.

     In connection with the "Revision of the Local Tax Law", the effective statutory tax rate used in the calculations of deferred tax assets and liabilities from the fiscal year beginning on April 1, 2004 decreased from 42.05% to 40.49%. The effect to Deferred tax assets and Deferred income taxes attributable to this change is immaterial.

Per share information:

    Shareholders' equity per common share                  (Yen)609,704.98
    Net income per common share                              (Yen)2,610.43
    Net income per common and common equivalent share                --

     Since the current fiscal year, MTFG has adopted Financial Accounting Standard No.2 "Accounting Standard for Earnings Per Share" issued by the ASBJ on September 25, 2002 and Accounting Standards Implementation Guidance No.4 "Implementation Guidance for Accounting Standard for Earnings Per Share" issued by the ASBJ on September 25, 2002.

     If MTFG had adopted the Accounting Standard and the Implementation Guidance set forth above for the previous fiscal year, per share information as of or for the year ended March 31, 2002 are as follows:

   Shareholders' equity per common share                   (Yen)626,983.46
   Net income per common share                              (Yen)10,367.98
   Net income per common and common equivalent share                    --

(Notes)

1. Net income per common and common equivalent share is not presented since no potential common stock was included in the computation of net income per common and common equivalent share due to their anti-dilutive effects.

2. Bases for computing Net income per common share:

     Net income per common share                    (Yen)2,610.43
     Net income                                       (Yen)23,389 million
     Net income attributable to common share          (Yen)15,054 million
     Total dividends on preferred stock                (Yen)8,335 million
     Average number of common shares outstanding
     for the fiscal year                                5,766,886 shares

     Common equivalent share not included in the computation of net income per common and common equivalent share due to their anti-dilutive effects.
                                  Preferred stock-class 2
                                  (Number of shares outstanding: 100,000 shares)

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Proposed Appropriations of Retained Earnings and Other Capital Surplus

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          For the year ended                    For the year ended
(in millions of yen)                                                          March 31, 2002                        March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Appropriations of Retained Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at fiscal year end                                  67,871                                44,305
-----------------------------------------------------------------------------------------------------------------------------------
Appropriations:
    Cash dividends on preferred stock-class 1              (82,500 yen per share)     6,715      (41,250 yen per share)     3,357
    Cash dividends on preferred stock-class 2              (16,200 yen per share)     1,620       (8,100 yen per share)       810
    Cash dividends on common stock                          (6,000 yen per share)    34,452       (4,000 yen per share)    24,922
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                42,788                                29,089
-----------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings to be carried forward                               25,083                                15,215
===================================================================================================================================

Appropriations of Other Capital Surplus
-----------------------------------------------------------------------------------------------------------------------------------
Other capital surplus at fiscal year end                                                  -                               600,000
-----------------------------------------------------------------------------------------------------------------------------------
Other capital surplus to be carried forward                                               -                               600,000
===================================================================================================================================

                   Changes of Directors and Corporate Auditors
                   -------------------------------------------

1. Changes of Representative Directors

   (1) Changes (As of May 26,2003)

       Hiroshi Watanabe
        New Position:        Senior Managing Director
        Former Position:     Senior Managing Director (Representative Director),
                             Chief Planning Officer

       Tatsunori Imagawa
        New Position:        Senior Managing Director (Representative Director),
                             Chief Planning Officer
        Former Position:     Director

   (2) Candidate of Director (As of June 27,2003)

       Asataro Miyake        Senior Managing Director (Representative Director),
                             Chief Risk Management Officer

   (3) Director who is scheduled to resign (As of June 27,2003)

       Setsuo Uno            Senior Managing Director (Representative Director),
                             Chief Risk Management Officer

2. Other Changes

   (1) Candidates of Directors (As of June 27,2003)

       Nobuo Kuroyanagi
       Haruya Uehara
       Tetsuo Iwata

   (2) Candidates of Corporate Auditors (As of June 27,2003)

       Setsuo Uno
       Takuo Oi

   (3) Director who is scheduled to resign (As of June 26,2003)

       Hiroshi Watanabe      Senior Managing Director

   (4) Corporate Auditors who are scheduled to resign (As of June 26,2003)

       Yoshikazu Takagaki    Corporate Auditor (full-time)
       Takashi Uno           Corporate Auditor

                                                                            MTFG

                  --------------------------------------------
                         Selected Financial Information

                               under Japanese GAAP

                    For the Fiscal Year Ended March 31, 2003
                  --------------------------------------------


                     Mitsubishi Tokyo Financial Group, Inc.

                                          Mitsubishi Tokyo Financial Group, Inc.

                                   [Contents]

    1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2003

       1. Financial Results                                                     [Consolidated]           ..............    1

       2. Valuation Differences on Securities                                   [Consolidated], [Trust]  ..............    2

       3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS         [Consolidated]           ..............    3

       4. Return on Equity                                                      [Consolidated]           ..............    3


    2. Loan Portfolio and Other

       1. Risk-Monitored Loans                                                  [Consolidated], [Trust]  ..............    4

                                                                                [Consolidated and Trust]

       2. Allowance for Loan Losses                                             [Consolidated], [Trust]  ..............    6

       3. Coverage Ratio against Risk-Monitored Loans                           [Consolidated]           ..............    6

       4. Disclosed Claims under the Financial Reconstruction Law (the "FRL")   [Total of the 2 Banks*]  ..............    7

       5. Status of Secured Coverage on Disclosed Claims under the FRL          [Total of the 2 Banks*]  ..............    7

       6. Progress in the Disposal of Problem Assets                            [Total of the 2 Banks*]  ..............    8

       7. Classification of Loans by Type of Industry                           [Total of the 2 Banks*]  ..............    11

                                                                                [Trust]

       8. Foreign Loans                                                         [Total of the 2 Banks*]  ..............    13

       9. Loans and Deposits                                                    [Total of the 2 Banks*]  ..............    14

       10. Domestic Deposits                                                    [Total of the 2 Banks*]  ..............    14

       11. Number of Employees                                                  [Total of the 2 Banks*]  ..............    14

       12. Number of Offices                                                    [Total of the 2 Banks*]  ..............    14

       13. Employees' Retirement Benefits                                       [Consolidated]           ..............    15

       14. Earning Projections for the Fiscal Year ending March 31, 2004        [Consolidated]           ..............    16

                                                                                [Non-Consolidated]

Note: * "Total of the 2 Banks" stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.

1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2003

1. Financial Results

                                                                                                            (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                                            For the year ended    Increase/    For the year ended
                                                                                 March 31,        (Decrease)        March 31,
                                                                                 2003 (A)         (A) - (B)         2002 (B)
----------------------------------------------------------------------------------------------------------------------------------
Gross profits                                                                     1,747,325          35,679         1,711,646
----------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                             1,058,810         (49,224)        1,108,034
----------------------------------------------------------------------------------------------------------------------------------
  Trust fees                                                                        101,442         (21,337)          122,779
----------------------------------------------------------------------------------------------------------------------------------
    Credit costs for trust accounts (1)                                              (8,136)         11,183           (19,319)
----------------------------------------------------------------------------------------------------------------------------------
  Net fees and commissions                                                          354,717          16,319           338,398
----------------------------------------------------------------------------------------------------------------------------------
  Net trading profits                                                                79,907          25,319            54,588
----------------------------------------------------------------------------------------------------------------------------------
  Net other business income                                                         152,447          64,602            87,845
----------------------------------------------------------------------------------------------------------------------------------
    Net gains on debt securities                                                     68,260          60,374             7,886
----------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                                 991,226          24,374           966,851
----------------------------------------------------------------------------------------------------------------------------------
Net business profits before credit costs for trust accounts                         764,235             120           764,114
    and provision for formula allowance for loan losses
----------------------------------------------------------------------------------------------------------------------------------
Provision for formula allowance for loan losses(2)                                   38,260           4,386            33,874
----------------------------------------------------------------------------------------------------------------------------------
Net business profits*                                                               717,838           6,918           710,920
----------------------------------------------------------------------------------------------------------------------------------
Net non-recurring losses                                                         (1,078,100)        (77,834)       (1,000,266)
----------------------------------------------------------------------------------------------------------------------------------
  Credit related costs (3)                                                         (492,380)        242,235          (721,245)
----------------------------------------------------------------------------------------------------------------------------------
    Losses on loan charge-offs                                                     (211,059)         72,638          (283,697)
----------------------------------------------------------------------------------------------------------------------------------
    Provision for specific allowance for loan losses                               (117,747)        228,399          (346,146)
----------------------------------------------------------------------------------------------------------------------------------
    Losses on sales of loans to the Resolution and Collection Corporation           (75,263)        (69,100)           (6,162)
----------------------------------------------------------------------------------------------------------------------------------
    Other credit related costs                                                      (88,310)         (3,072)          (85,238)
----------------------------------------------------------------------------------------------------------------------------------
  Net losses on equity securities                                                  (488,030)       (263,179)         (224,850)
----------------------------------------------------------------------------------------------------------------------------------
    Gains on sales of equity securities                                              80,344         (56,508)          136,852
----------------------------------------------------------------------------------------------------------------------------------
    Losses on sales of equity securities                                           (219,654)         (2,619)         (217,034)
----------------------------------------------------------------------------------------------------------------------------------
    Losses on write down of equity securities                                      (348,719)       (204,050)         (144,668)
----------------------------------------------------------------------------------------------------------------------------------
  Equity in loss of affiliates                                                       (3,532)          7,079           (10,612)
----------------------------------------------------------------------------------------------------------------------------------
  Other                                                                             (94,157)        (62,970)          (43,557)
----------------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                                      (360,262)        (70,916)         (289,345)
----------------------------------------------------------------------------------------------------------------------------------
Net special gains (losses)                                                           19,520          27,258            (7,738)
----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                                (340,742)        (43,657)         (297,084)
----------------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                                 55,919          21,101            34,818
----------------------------------------------------------------------------------------------------------------------------------
Income taxes-deferred                                                              (237,065)        (38,753)         (198,311)
----------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                     1,898         (16,826)           18,725
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                           (161,495)         (9,179)         (152,316)
----------------------------------------------------------------------------------------------------------------------------------
Note:

  *  Net business profits = The 2 Banks' non-consolidated net business profits +
     Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Intercompany transactions

   (Reference)
----------------------------------------------------------------------------------------------------------------------------------
  Total credit costs  (1)+(2)+(3)                                                   538,777        (235,661)          774,439
----------------------------------------------------------------------------------------------------------------------------------
  Number of consolidated subsidiaries                                                   184              (2)              186
----------------------------------------------------------------------------------------------------------------------------------
  Number of affiliated companies accounted for by the equity method                      31              (6)               37
----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

 2. Valuation Differences on Securities

 (1) Valuation method of securities

 -----------------------------------------------------------------------------------------------------------------------------------
 Trading securities                        Market value (valuation differences are recorded as profits or loses)
 -----------------------------------------------------------------------------------------------------------------------------------
 Debt securities being held to maturity    Amortized cost
 -----------------------------------------------------------------------------------------------------------------------------------
 Securities available for sale             Market value (valuation differences are included in shareholders' equity, net of income taxes)
 -----------------------------------------------------------------------------------------------------------------------------------

  (Reference) Securities in money held in trust
 -----------------------------------------------------------------------------------------------------------------------------------
 Trading purposes                          Market value (valuation differences are recorded as profits or loses)
 -----------------------------------------------------------------------------------------------------------------------------------
 Being held to maturity                    Amortized cost
 -----------------------------------------------------------------------------------------------------------------------------------
 Other                                     Market value (valuation differences are included in shareholders' equity, net of income taxes)
 -----------------------------------------------------------------------------------------------------------------------------------

 (2) Valuation differences

                                                                                                                (in millions of yen)
 -----------------------------------------------------------------------------------------------------------------------------------
                                        As of March 31, 2003                                         As of March 31, 2002
                                   -------------------------------------------------------------------------------------------------
                                    Valuation differences                              Valuation differences
                                                                ----------------------                        ----------------------
                                                                 Gains         Losses                         Gains          Losses
                                             ---------------
                                       (A)      (A) - (B)                                       (B)
 -----------------------------------------------------------------------------------------------------------------------------------
 Debt securities being held
  to maturity                        15,960        2,432        15,961               1         13,527         13,799            271
 -----------------------------------------------------------------------------------------------------------------------------------
 Securities available for sale     (242,635)    (381,477)      506,454         749,089        138,842        743,925        605,083
  ---------------------------------------------------------------------------------------------------------------------------------
  Domestic equity securities       (427,244)    (498,699)      191,051         618,296         71,454        551,983        480,528
  ---------------------------------------------------------------------------------------------------------------------------------
  Domestic bonds                    121,870       42,168       124,182           2,311         79,702         83,691          3,989
  ---------------------------------------------------------------------------------------------------------------------------------
  Other                              62,738       75,053       191,220         128,481        (12,314)       108,250        120,565
  ----------------------------------------------------------------------------------------------------------------------------------
 Total                             (226,675)    (379,045)      522,415         749,090        152,370        757,725        605,355
  ---------------------------------------------------------------------------------------------------------------------------------
  Domestic equity securities       (427,244)    (498,699)      191,051         618,296         71,454        551,983        480,528
  ---------------------------------------------------------------------------------------------------------------------------------
  Domestic bonds                    133,297       44,723       135,609           2,311         88,574         92,647          4,072
  ---------------------------------------------------------------------------------------------------------------------------------
  Other                              67,271       74,931       195,755         128,483         (7,659)       113,093        120,753
  ----------------------------------------------------------------------------------------------------------------------------------

 (3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

     Money Trusts (jointly operated designated money in trust)

     A. Market Value of Securities                                           (in millions of yen)
     ---------------------------------------------------------------------------------------------
                                 Trust Assets at period end    Market Value       Valuation Gains
     ---------------------------------------------------------------------------------------------
          March 31, 2003                            232,328         238,931                 6,602
     ---------------------------------------------------------------------------------------------

        Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

       B. Valuation Gains of Derivative Transaction : 1,637 millions of yen

Loan Trusts

       A. Market Value of Securities                                         (in millions of yen)
        ------------------------------------------------------------------------------------------
                                 Trust Assets at period end    Market Value       Valuation Gains
        ------------------------------------------------------------------------------------------
          March 31, 2003                            201,780         226,131                24,350
        ------------------------------------------------------------------------------------------

        Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

       B. Valuation Gains of Derivative Transaction : 12,648 millions of yen

                                          Mitsubishi Tokyo Financial Group, Inc.

   3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                                                               (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                           As of            Increase/     Increase/        As of          As of
                                                         March 31,         (Decrease)    (Decrease)      March 31,    September 30,
                                                         2003 (A)           (A) - (B)    (A) - (C)       2002 (B)       2002 (C)
                                                    (Preliminary basis)
-----------------------------------------------------------------------------------------------------------------------------------
 (1)  Risk-adjusted capital ratio                                 10.84%         0.53%         0.34%         10.30%         10.49%

 (2)  Tier I capital                                            3,128.6         (52.4)         75.5        3,181.1        3,053.1

 (3)  Tier II capital includable as
      qualifying capital                                        2,847.6        (297.7)        (95.2)       3,145.3        2,942.8

   i) The amount of unrealized gains on investment
      securities, includable as qualifying capital                    -         (61.2)            -           61.2              -

  ii) The amount of land revaluation excess
      includable as qualifying capital                            147.3           1.0           3.2          146.2          144.0

 iii) Subordinated debt                                         2,012.1        (281.8)        (98.0)       2,294.0        2,110.2

 (4)  Tier III capital includable as
      qualifying capital                                           30.0          30.0           0.2              -           29.8

 (5)  Deductions from total qualifying
      capital                                                      37.9         (68.0)         14.1          105.9           23.7

 (6)  Total qualifying capital (2)+(3)+(4)-(5)                  5,968.4        (252.1)        (33.6)       6,220.5        6,002.0

 (7)  Risk-adjusted assets                                     55,049.6      (5,286.2)     (2,140.6)      60,335.8       57,190.3
-----------------------------------------------------------------------------------------------------------------------------------

4. Return on Equity

                                                                             (%)
--------------------------------------------------------------------------------
                       For the year ended       Increase/     For the year ended
                            March 31,          (Decrease)          March 31,
                             2003 (A)           (A)- (B)           2002 (B)
--------------------------------------------------------------------------------
ROE *                             (5.97)         (0.43)               (5.54)
--------------------------------------------------------------------------------

Note: * ROE is computed as follows:

            (Net income - Dividends on preferred stocks)
-------------------------------------------------------------------------- x 100
{(Shareholders' equity at beginning of period - Number of preferred stocks at beginning of period x Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)
+ (Shareholders' equity at end of period - Number of preferred stocks at end of period x Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

                                          Mitsubishi Tokyo Financial Group, Inc.

2  Loan Portfolio and Other

   1.  Risk-Monitored Loans

       (Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans)

       [Consolidated]

                                                                                                    (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------
                                                  As of      Increase/      Increase/         As of            As of
                                                March 31,    (Decrease)     (Decrease)       March 31,     September 30,
                                                2003 (A)     (A) - (B)      (A) - (C)        2002 (B)         2002 (C)
       -----------------------------------------------------------------------------------------------------------------
       Loans to customers in bankruptcy           96,530       (51,425)       (14,430)        147,955           110,961
       -----------------------------------------------------------------------------------------------------------------
       Past due loans                          1,208,106      (789,404)      (341,496)      1,997,510         1,549,602
       -----------------------------------------------------------------------------------------------------------------
       Accruing loans contractually
       past due 3 months or more                  20,399        (2,640)         6,429          23,039            13,970
       -----------------------------------------------------------------------------------------------------------------
       Restructured loans                      1,244,431      (633,680)      (556,158)      1,878,111         1,800,590
       -----------------------------------------------------------------------------------------------------------------
       Total                                   2,569,468    (1,477,150)      (905,656)      4,046,618         3,475,124
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     Loans and bills discounted               46,950,363    (2,112,431)       (11,449)     49,062,795        46,961,813
     -------------------------------------------------------------------------------------------------------------------

     Percentage of total loans and bills discounted
       -----------------------------------------------------------------------------------------------------------------
       Loans to customers in bankruptcy             0.20%        (0.09)%        (0.03)%          0.30%             0.23%
       -----------------------------------------------------------------------------------------------------------------
       Past due loans                               2.57%        (1.49)%        (0.72)%          4.07%             3.29%
       -----------------------------------------------------------------------------------------------------------------
       Accruing loans contractually
       past due 3 months or more                    0.04%        (0.00)%        0.01%            0.04%             0.02%
       -----------------------------------------------------------------------------------------------------------------
       Restructured loans                           2.65%        (1.17)%        (1.18)%          3.82%             3.83%
       -----------------------------------------------------------------------------------------------------------------
       Total                                        5.47%        (2.77)%        (1.92)%          8.24%             7.39%
       -----------------------------------------------------------------------------------------------------------------

       [Trust accounts]

                                                                                                    (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------
                                                  As of      Increase/      Increase/         As of            As of
                                                March 31,    (Decrease)     (Decrease)       March 31,     September 30,
                                                2003 (A)     (A) - (B)      (A) - (C)        2002 (B)        2002 (C)
       -----------------------------------------------------------------------------------------------------------------
       Loans to customers in bankruptcy            4,369        (4,049)        (5,759)          8,419            10,129
       -----------------------------------------------------------------------------------------------------------------
       Past due loans                              2,220        (9,745)        (4,224)         12,016             6,445
       -----------------------------------------------------------------------------------------------------------------
       Accruing loans contractually
       past due 3 months or more                     919          (180)          (122)          1,100             1,041
       -----------------------------------------------------------------------------------------------------------------
       Restructured loans                         33,655       (10,582)        (7,378)         44,237            41,033
       -----------------------------------------------------------------------------------------------------------------
       Total                                      41,165       (24,607)       (17,485)         65,773            58,650
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     Loans and bills discounted                  883,501      (240,168)       (85,366)      1,123,669           968,867
     -------------------------------------------------------------------------------------------------------------------

       [Consolidated and Trust accounts]

                                                                                                    (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------
                                                  As of      Increase/      Increase/         As of            As of
                                                March 31,    (Decrease)     (Decrease)       March 31,     September 30,
                                                2003 (A)     (A) - (B)      (A) - (C)        2002 (B)         2002 (C)
       -----------------------------------------------------------------------------------------------------------------
       Loans to customers in bankruptcy          100,899       (55,475)       (20,190)        156,374           121,090
       -----------------------------------------------------------------------------------------------------------------
       Past due loans                          1,210,327      (799,199)      (345,721)      2,009,526         1,556,048
       -----------------------------------------------------------------------------------------------------------------
       Accruing loans contractually
       past due 3 months or more                  21,319        (2,820)         6,306          24,139            15,012
       -----------------------------------------------------------------------------------------------------------------
       Restructured loans                      1,278,087      (644,262)      (563,536)      1,922,349         1,841,623
       -----------------------------------------------------------------------------------------------------------------
       Total                                   2,610,633    (1,501,758)      (923,141)      4,112,391         3,533,775
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     Loans and bills discounted               47,833,865    (2,352,600)       (96,815)     50,186,465        47,930,681
     -------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

Classification of risk-monitored Loans

Classification by geographic area

[Consolidated]                                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of           Increase/        Increase/           As of             As of
                                                  March 31,        (Decrease)       (Decrease)         March 31,       September 30,
                                                  2003 (A)          (A) - (B)        (A) - (C)          2002 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic*                                        2,163,416        (1,540,573)         (950,020)        3,703,990         3,113,436
------------------------------------------------------------------------------------------------------------------------------------
Overseas*                                          406,051            63,423            44,364           342,628           361,687
      ------------------------------------------------------------------------------------------------------------------------------
      Asia                                          66,666           (59,886)          (16,894)          126,553            83,561
          --------------------------------------------------------------------------------------------------------------------------
          Indonesia                                 14,348           (27,181)          (17,218)           41,530            31,566
          Thailand                                  13,595           (26,869)          (16,021)           40,465            29,616
          Hong Kong                                 16,539             5,049            13,957            11,490             2,581
          Other                                     22,183           (10,883)            2,387            33,067            19,796
      ------------------------------------------------------------------------------------------------------------------------------
      United States of America                     212,778            61,323            60,765           151,454           152,012
      Other                                        126,606            61,987               493            64,619           126,113
------------------------------------------------------------------------------------------------------------------------------------
Total                                            2,569,468        (1,477,150)         (905,656)        4,046,618         3,475,124
------------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                  As of          Increase/         Increase/            As of            As of
                                                March 31,       (Decrease)        (Decrease)          March 31,      September 30,
                                                2003 (A)         (A) - (B)         (A) - (C)           2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic                                          41,165           (24,607)          (17,485)           65,773            58,650
------------------------------------------------------------------------------------------------------------------------------------

Classification by type of industry of borrowers

[Consolidated]                                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of          Increase/         Increase/            As of           As of
                                                  March 31,       (Decrease)        (Decrease)          March 31,      September 30,
                                                  2003 (A)         (A) - (B)         (A) - (C)          2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic*                                        2,163,416        (1,540,573)         (950,020)        3,703,990         3,113,436
      ------------------------------------------------------------------------------------------------------------------------------
      Manufacturing                                303,932          (142,579)         (111,041)          446,511           414,974
      Construction                                 257,374          (136,846)          (88,440)          394,220           345,815
      Wholesale and Retail                         475,371          (183,289)         (148,344)          658,660           623,715
      Banks and other financial institutions        24,942           (68,850)          (57,869)           93,792            82,811
      Real estate                                  515,712          (745,396)         (394,774)        1,261,108           910,487
      Services                                     249,824          (196,333)         (122,894)          446,157           372,719
      Other industries                             103,079           (24,572)           (6,885)          127,651           109,964
      Consumer                                     233,178           (42,706)          (19,770)          275,885           252,949
------------------------------------------------------------------------------------------------------------------------------------
Overseas*                                          406,051            63,423            44,364           342,628           361,687
      ------------------------------------------------------------------------------------------------------------------------------
      Banks and other financial institutions         6,122           (19,537)           (2,932)           25,660             9,055
      Commercial and industrial                    379,238            72,808            77,853           306,429           301,384
      Other                                         20,691            10,152           (30,556)           10,538            51,248
------------------------------------------------------------------------------------------------------------------------------------
Total                                            2,569,468        (1,477,150)         (905,656)        4,046,618         3,475,124
------------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of          Increase/         Increase/            As of            As of
                                                  March 31,       (Decrease)        (Decrease)          March 31,      September 30,
                                                  2003 (A)         (A) - (B)         (A) - (C)           2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic                                            41,165           (24,607)          (17,485)           65,773            58,650
      ------------------------------------------------------------------------------------------------------------------------------
      Manufacturing                                  4,005            (2,875)           (5,421)            6,880             9,426
      Construction                                   1,717            (1,380)           (1,281)            3,098             2,999
      Wholesale and Retail                           2,500            (3,925)           (1,414)            6,425             3,914
      Banks and other financial institutions            --               (25)               --                25                --
      Real estate                                    6,619            (7,264)           (4,083)           13,884            10,703
      Services                                       1,733            (9,941)           (7,224)           11,675             8,958
      Other industries                              18,210             2,586             2,693            15,623            15,516
      Consumer                                       6,377            (1,781)             (753)            8,159             7,131
------------------------------------------------------------------------------------------------------------------------------------
Total                                               41,165           (24,607)          (17,485)           65,773            58,650
------------------------------------------------------------------------------------------------------------------------------------

                                    Mitsubishi Tokyo Financial Group, Inc.

2. Allowance for Loan Losses

    [Consolidated]                                                                                              (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                  As of       Increase/     Increase/        As of         As of
                                                                March 31,    (Decrease)     (Decrease)     March 31,   September 30,
                                                                 2003 (A)     (A) - (B)     (A) - (C)      2002 (B)       2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Allowance for loan losses                                   1,297,292     (362,348)      (200,984)    1,659,640      1,498,277
        ----------------------------------------------------------------------------------------------------------------------------
        Formula allowance for loan losses                         806,015       31,464        (36,157)      774,550        842,172
        ----------------------------------------------------------------------------------------------------------------------------
        Specific allowance for loan losses                        477,898     (379,588)      (163,356)      857,487        641,255
        ----------------------------------------------------------------------------------------------------------------------------
        Allowance for loans to specific foreign borrowers          13,378      (14,224)        (1,471)       27,602         14,849
    --------------------------------------------------------------------------------------------------------------------------------
    --------------------------------------------------------------------------------------------------------------------------------
    Reserve for losses on real estate-
    collateralized loans sold                                         --        (7,575)        (2,039)        7,575          2,039
    --------------------------------------------------------------------------------------------------------------------------------


    [Trust accounts]                                                                                            (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                  As of       Increase/     Increase/        As of         As of
                                                                March 31,    (Decrease)     (Decrease)     March 31,   September 30,
                                                                 2003 (A)     (A) - (B)     (A) - (C)      2002 (B)       2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Special internal reserves                                       8,425       (4,678)        (2,725)       13,104         11,151
    --------------------------------------------------------------------------------------------------------------------------------
    Allowance for bad debts                                         1,002          109            (86)          893          1,089
    --------------------------------------------------------------------------------------------------------------------------------

3. Coverage Ratio against Risk-Monitored Loans

    [Consolidated]                                                                                              (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                  As of       Increase/      Increase/      As of          As of
                                                                March 31,    (Decrease)     (Decrease)    March 31,    September 30,
                                                                 2003 (A)     (A) - (B)      (A) - (C)     2002 (B)       2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Allowance for loan losses (I)                               1,297,292     (362,348)      (200,984)    1,659,640      1,498,277
    Risk-monitored loans (II)                                   2,569,468   (1,477,150)      (905,656)    4,046,618      3,475,124
    Coverage ratio (I)/(II)                                         50.48%        9.47%          7.37%        41.01%         43.11%
    --------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

4. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

     [Banking and Trust accounts: Total of the 2 Banks]                                                         (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/       As of        As of
                                                                   March 31,    (Decrease)    (Decrease)    March 31,  September 30,
                                                                    2003 (A)     (A) - (B)    (A) - (C)      2002 (B)    2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially
     bankrupt debtors                                                226,457     (192,623)     (175,655)      419,080     402,112
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                         1,031,373     (902,187)     (355,283)    1,933,561   1,386,657
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                                 1,357,445     (559,393)     (528,841)    1,916,838   1,886,287
    --------------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                      2,615,276   (1,654,204)   (1,059,780)    4,269,481   3,675,056
    --------------------------------------------------------------------------------------------------------------------------------
    --------------------------------------------------------------------------------------------------------------------------------
    Normal claims                                                 46,335,943   (1,795,990)      104,030    48,131,933  46,231,912
    --------------------------------------------------------------------------------------------------------------------------------

5. Status of Secured Coverage on Disclosed Claims under the FRL

     [Banking and Trust accounts: Total of the 2 Banks]                                                         (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                    As of       Increase/    Increase/       As of         As of
                                                                  March 31,    (Decrease)    (Decrease)    March 31,   September 30,
                                                                   2003 (A)     (A) - (B)    (A) - (C)      2002 (B)     2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Secured coverage amount (2)                                   1,971,278    (1,270,775)   (830,180)    3,242,054    2,801,459
      ------------------------------------------------------------------------------------------------------------------------------
      Allowance for loan losses                                     671,843      (387,397)   (205,935)    1,059,240      877,778
      ------------------------------------------------------------------------------------------------------------------------------
      Reserve for financial support to specific borrowers               531            93         281           437          250
      ------------------------------------------------------------------------------------------------------------------------------
      Collateral, guarantees, etc.                                1,298,903      (883,472)   (624,526)    2,182,375    1,923,429
    --------------------------------------------------------------------------------------------------------------------------------
    --------------------------------------------------------------------------------------------------------------------------------
    Secured coverage ratio (2)/(1)                                    75.37%        (0.56)%     (0.85)%       75.93%       76.22%
    --------------------------------------------------------------------------------------------------------------------------------

    Secured Coverage of Each Category of Disclosed Claims under the FRL

     [Banking and Trust accounts: Total of the 2 Banks]                                                         (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                       Reserve for    Collectable
                                                                       financial      amount by
                                                                       support to    collateralized  Coverage ratio  Coverage ratio
                                         Disclosed    Allowance for    specific      and guaranteed  [(B)+(C)] /     [(B)+(C)+(D)] /
      Category                           amount (A)   loan Losses(B)   borrowers (C) loans (D)       [(A)-(D)]       (A)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and
    substantially bankrupt debtors          226,457       19,961            -           206,495         100.00%         100.00%
                                           [419,080]     [66,821]           -          [352,254]        [99.99%]        [99.99%]
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                1,031,373      386,331            -           467,567          68.52%          82.79%
                                         [1,933,561]    [723,307]        [437]         [860,703]        [67.45%]        [81.94%]
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation        1,357,445      265,549          531           624,840          36.31%          65.63%
                                         [1,916,838]    [269,112]           -          [969,417]        [28.40%]        [64.61%]
    --------------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                         2,615,276      671,843          531         1,298,903          51.07%          75.37%
                                         [4,269,481]  [1,059,240]        [437]       [2,182,375]        [50.77%]        [75.93%]
    --------------------------------------------------------------------------------------------------------------------------------
    Normal claims                        46,335,943
                                        [48,131,933]
    --------------------------------------------------------------------------------------------------------------------------------
    Total (2)                            48,951,219
                                        [52,401,415]
    --------------------------------------------------------------------------------------------------------------------------------
    Sub total (1)/Total (2)                    5.34%
                                              [8.14%]
    --------------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of March 31, 2003. The lower figures with bracket are as of March 31, 2002.

                                          Mitsubishi Tokyo Financial Group, Inc.

6.  Progress in the Disposal of Problem Assets [Banking and Trust accounts:
    Total of the 2 Banks] (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                              (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                               As of         As of       As of        As of        As of         As of
                                                                                                                          ----------
                                            September 30,  March 31,  September 30,  March 31,  September 30,   March 31,  (b) - (a)
                                               2000          2001        2001         2002        2002 (a)      2003 (b)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially
    bankrupt debtors                             513.6         280.6       274.1        213.9        253.7          68.7     (184.9)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                     1,580.2       1,400.4     1,141.3        840.1        378.5          37.4     (341.0)
    --------------------------------------------------------------------------------------------------------------------------------
    Total                                      2,093.8       1,681.0     1,415.4      1,054.1        632.2         106.2     (526.0)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (A)        (B)

     Progress in the disposal of problem assets    (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Disposition by borrowers' liquidation                        142.7
     ------------------------------------------------------------------
     Re-constructive disposition                                   15.7
     ------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                    0.8
     ------------------------------------------------------------------
     Loan sales to secondary market                               121.4
     ------------------------------------------------------------------
     Charge-off                                                    42.2
     ------------------------------------------------------------------
     Other                                                        202.9
     ------------------------------------------------------------------
          Collection of claims                                     51.3
          -------------------------------------------------------------
          Improvements in financial status                        151.5
     ------------------------------------------------------------------
     Total                                                        526.0 (B)
     ------------------------------------------------------------------

     Above (A) includes the following figures which facilitates the final disposal of problem loans.
                                                   (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Legal liquidation                                             33.0
     ------------------------------------------------------------------
     Quasi-legal liquidation                                        0.6
     ------------------------------------------------------------------
     Split-off of problem loans                                    11.5
     ------------------------------------------------------------------
     Partial charge-off of smaller balance loans                   10.3
     ------------------------------------------------------------------
     Entrust through the managed trust method to
     the Resolution and Collection Corporation                     22.9
     ------------------------------------------------------------------
     Total                                                         78.5
     ------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL               (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                              As of          As of            As of           As of          As of
                                                                                                                        ------------
                                            March 31,     September 30,      March 31,     September 30,    March 31,     (b) - (a)
                                              2001           2001             2002            2002 (a)       2003 (b)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially
    bankrupt debtors                         117.9           103.8              99.2            46.9          34.8           (12.1)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                   769.0           693.0             538.9           346.0         134.6          (211.4)
    --------------------------------------------------------------------------------------------------------------------------------
    Total                                    887.0           796.8             638.1           393.0         169.5          (223.5)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (C)             (D)

     Progress in the disposal of problem assets    (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Disposition by borrowers' liquidation                         10.5
     ------------------------------------------------------------------
     Re-constructive disposition                                    6.4
     ------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                    9.1
     ------------------------------------------------------------------
     Loan sales to secondary market                                46.1
     ------------------------------------------------------------------
     Charge-off                                                    88.1
     ------------------------------------------------------------------
     Other                                                         63.0
     ------------------------------------------------------------------
          Collection of claims                                     48.8
          -------------------------------------------------------------
          Improvements in financial status                         14.1
     ------------------------------------------------------------------
     Total                                                        223.5 (D)
     ------------------------------------------------------------------

     Above (C) includes the following figures which facilitates the final disposal of problem loans.
                                                   (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Legal liquidation                                              4.5
     ------------------------------------------------------------------
     Quasi-legal liquidation                                          -
     ------------------------------------------------------------------
     Split-off of problem loans                                       -
     ------------------------------------------------------------------
     Partial charge-off of smaller balance loans                    7.3
     ------------------------------------------------------------------
     Entrust through the managed trust method to
     the Resolution and Collection Corporation                        -
     ------------------------------------------------------------------
     Total                                                         11.8
     ------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL                (in billions of yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                      As of            As of             As of            As of
                                                                                                                    ---------------
                                                  September 30,      March 31,       September 30,      March 31,      (b) - (a)
                                                      2001              2002            2002 (a)         2003 (b)
     ------------------------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                                30.2               42.1              27.9             17.0             (10.9)
     ------------------------------------------------------------------------------------------------------------------------------
     Claims under high risk                         337.1              170.3             101.6             37.8             (63.8)
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                          367.3              212.5             129.6             54.8             (74.7)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (E)               (F)

     Progress in the disposal of problem assets    (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Disposition by borrowers' liquidation                          0.7
     ------------------------------------------------------------------
     Re-constructive disposition                                   11.0
     ------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                    4.5
     ------------------------------------------------------------------
     Loan sales to secondary market                                21.5
     ------------------------------------------------------------------
     Charge-off                                                     8.8
     ------------------------------------------------------------------
     Other                                                         27.8
     ------------------------------------------------------------------
          Collection of claims                                     24.6
          -------------------------------------------------------------
          Improvements in financial status                          3.2
     ------------------------------------------------------------------
     Total                                                         74.7 (F)
     ------------------------------------------------------------------

     Above (E) includes the following figures which facilitates the final disposal of problem loans.
                                                   (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Legal liquidation                                              4.4
     ------------------------------------------------------------------
     Quasi-legal liquidation                                          -
     ------------------------------------------------------------------
     Split-off of problem loans                                       -
     ------------------------------------------------------------------
     Partial charge-off of smaller balance loans                   11.9
     ------------------------------------------------------------------
     Entrust through the managed trust method to
     the Resolution and Collection Corporation                        -
     ------------------------------------------------------------------
     Total                                                         16.4
     ------------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL
                                                                                    (in billions of yen)
     ---------------------------------------------------------------------------------------------------
                                                  As of          As of          As of
                                                                                          --------------
                                                March 31,    September 30,    March 31,      (b) - (a)
                                                  2002          2002 (a)       2003 (b)
     ---------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                              63.6           44.4           20.6             (23.7)
     ---------------------------------------------------------------------------------------------------
     Claims under high risk                       384.0          190.9          103.6             (87.3)
     ---------------------------------------------------------------------------------------------------
     Total                                        447.7          235.3          124.2            (111.0)
     ---------------------------------------------------------------------------------------------------
                                                                                 (G)               (H)

     Progress in the disposal of problem assets    (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Disposition by borrowers' liquidation                          1.3
     ------------------------------------------------------------------
     Re-constructive disposition                                   13.8
     ------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                      -
     ------------------------------------------------------------------
     Loan sales to secondary market                                34.3
     ------------------------------------------------------------------
     Charge-off                                                    21.3
     ------------------------------------------------------------------
     Other                                                         40.1
     ------------------------------------------------------------------
          Collection of claims                                     35.1
          -------------------------------------------------------------
          Improvements in financial status                          4.9
     ------------------------------------------------------------------
     Total                                                        111.0 (H)
     ------------------------------------------------------------------

     Above (G) includes the following figures which facilitates the final disposal of problem loans.
                                                   (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Legal liquidation                                              4.2
     ------------------------------------------------------------------
     Quasi-legal liquidation                                          -
     ------------------------------------------------------------------
     Split-off of problem loans                                       -
     ------------------------------------------------------------------
     Partial charge-off of smaller balance loans                   11.0
     ------------------------------------------------------------------
     Entrust through the managed trust method to
     the Resolution and Collection Corporation                        -
     ------------------------------------------------------------------
     Total                                                         15.3
     ------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.


(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                          (in billions of yen)
     -----------------------------------------------------------------------------------------
                                                    As of           As of
                                                                               ---------------
                                                September 30,     March 31,       (b) - (a)
                                                  2002 (a)         2003 (b)
     -----------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                               28.9              34.5                5.5
     -----------------------------------------------------------------------------------------
     Claims under high risk                        369.4             160.2             (209.2)
     -----------------------------------------------------------------------------------------
     Total                                         398.4             194.7             (203.7)
     -----------------------------------------------------------------------------------------
                                                                       (I)              (J)

     Progress in the disposal of problem assets    (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Disposition by borrowers' liquidation                          4.4
     ------------------------------------------------------------------
     Re-constructive disposition                                   13.4
     ------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                    9.7
     ------------------------------------------------------------------
     Loan sales to secondary market                                42.4
     ------------------------------------------------------------------
     Charge-off                                                    19.2
     ------------------------------------------------------------------
     Other                                                        114.4
     ------------------------------------------------------------------
          Collection of claims                                    101.3
          -------------------------------------------------------------
          Improvements in financial status                         13.0
     ------------------------------------------------------------------
     Total                                                        203.7 (J)
     ------------------------------------------------------------------

     Above (I) includes the following figures which facilitates the final disposal of problem loans.
                                                   (in billions of yen)
     ------------------------------------------------------------------
                                             Second half of fiscal 2002
     ------------------------------------------------------------------
     Legal liquidation                                             24.9
     ------------------------------------------------------------------
     Quasi-legal liquidation                                          -
     ------------------------------------------------------------------
     Split-off of problem loans                                       -
     ------------------------------------------------------------------
     Partial charge-off of smaller balance loans                    7.8
     ------------------------------------------------------------------
     Entrust through the managed trust method to
     the Resolution and Collection Corporation                        -
     ------------------------------------------------------------------
     Total                                                         32.7
     ------------------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
                                                   (in billions of yen)
     ------------------------------------------------------------------
                                                   As of March 31, 2003
     ------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                                              50.5
     ------------------------------------------------------------------
     Claims under high risk                                       557.6
     ------------------------------------------------------------------
     Total                                                        608.1
     ------------------------------------------------------------------

     Histrical trend of problem assets based on the FRL                                                         (in billions of yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                 As of        As of        As of        As of        As of        As of
                                                                                                                           ---------
                                             September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  (b) - (a)
                                                 2000         2001         2001         2002       2002 (a)     2003 (b)
     -------------------------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                            513.6        398.6         408.1        419.0        402.1        226.4     (175.6)
     -------------------------------------------------------------------------------------------------------------------------------
     Claims under high risk                    1,580.2      2,169.4       2,171.4      1,933.5      1,386.6      1,031.3     (355.2)
     -------------------------------------------------------------------------------------------------------------------------------
     Total                                     2,093.8      2,568.0       2,579.6      2,352.6      1,788.7      1,257.8     (530.9)
     -------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Toyko Financial Group, Inc.

7. Classification of Loans by Type of Industry

(1) Loans by type of industry  [Total of the 2 Banks]                                                           (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of           Increase/      Increase/            As of           As of
                                                   March 31,       (Decrease)     (Decrease)           March 31,     September 30,
                                                   2003 (A)         (A) - (B)      (A) - (C)           2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans booked
      at offshore markets)                       37,416,133         (665,900)       254,558          38,082,034      37,161,574
-----------------------------------------------------------------------------------------------------------------------------------
      Manufacturing                               5,472,979         (362,420)      (205,323)          5,835,399       5,678,302
      Agriculture                                    15,568           (3,022)          (990)             18,590          16,558
      Forestry                                        5,425             (330)            41               5,755           5,384
      Fishery                                        25,293            9,869          5,798              15,424          19,495
      Mining                                         39,493           (8,903)        (1,650)             48,396          41,143
      Construction                                1,228,250         (242,446)      (115,503)          1,470,696       1,343,753
      Utilities                                     417,297           29,326         44,336             387,971         372,961
      Media and Communication                     1,496,867         (340,500)      (481,541)          1,837,367       1,978,408
      Wholesale and Retail                        5,091,325         (527,536)      (394,076)          5,618,861       5,485,401
      Banks and other financial institutions      3,851,579         (334,040)      (362,216)          4,185,619       4,213,795
      Real estate                                 4,464,195         (485,262)      (189,092)          4,949,457       4,653,287
      Services                                    4,781,695          234,944        454,997           4,546,751       4,326,698
      Municipal government                          376,513          121,155         84,175             255,358         292,338
      Other industries                           10,149,646        1,243,264      1,415,600           8,906,381       8,734,045
------------------------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked at
      offshore markets                            5,570,426       (1,009,393)      (223,921)          6,579,819       5,794,347
------------------------------------------------------------------------------------------------------------------------------------
                     Total                       42,986,559       (1,675,294)        30,637          44,661,854      42,955,922
------------------------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Total of the 2 Banks]                                                              (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of           Increase/      Increase/            As of           As of
                                                   March 31,       (Decrease)     (Decrease)           March 31,     September 30,
                                                   2003 (A)         (A) - (B)      (A) - (C)           2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                     7,464,720          485,123        211,300           6,979,596       7,253,420
    --------------------------------------------------------------------------------------------------------------------------------
    Housing loans                                 6,941,192          565,187        243,559           6,376,005       6,697,632
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                          523,527          (80,063)       (32,259)            603,591         555,787
------------------------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Total of the 2 Banks]                                   (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of         Increase/       Increase/         As of            As of
                                                      March 31,      (Decrease)      (Decrease)       March 31,      September 30,
                                                      2003 (A)        (A) - (B)       (A) - (C)       2002 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies    19,920,352     (1,721,314)       (965,336)     21,641,666       20,885,689
------------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                         53.24%         (3.58)%         (2.96)%         56.82%           56.20%
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Toyko Financial Group, Inc.

(4) Loans by type of industry [Trust accounts]                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of         Increase/      Increase/         As of              As of
                                                      March 31,      (Decrease)     (Decrease)       March 31,        September 30,
                                                      2003 (A)        (A) - (B)      (A) - (C)       2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
  booked at offshore markets)                        1,107,555        (275,882)       (71,418)      1,383,437          1,178,974
--------------------------------------------------------------------------------------------------------------------------------
  Manufacturing                                         76,795         (26,700)        (2,681)        103,495             79,476
  Agriculture                                                -               -              -               -                  -
  Forestry                                                  30              (7)            (3)             37                 33
  Fishery                                                1,572             230            615           1,342                957
  Mining                                                   129            (192)           (94)            321                223
  Construction                                           7,872         (10,062)        (3,965)         17,934             11,837
  Utilities                                            135,204         (42,325)       (17,029)        177,529            152,233
  Media and Communication                              124,560         (47,833)       (35,524)        172,393            160,084
  Wholesale and Retail                                  17,190          (7,959)         1,921          25,149             15,269
  Banks and other financial institutions               197,722         135,747         48,835          61,975            148,887
  Real estate                                           77,800         (33,979)       (11,361)        111,779             89,161
  Services                                              52,767         (32,308)       (15,228)         85,075             67,995
  Municipal government                                  37,773          (3,571)        (2,680)         41,344             40,453
  Other industries                                     378,134        (206,922)       (34,225)        585,056            412,359
-----------------------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
  at offshore markets                                        -               -              -               -                  -
-----------------------------------------------------------------------------------------------------------------------------------
         Total                                       1,107,555        (275,882)       (71,418)      1,383,437          1,178,974
------------------------------------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                                                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of         Increase/      Increase/         As of              As of
                                                      March 31,      (Decrease)     (Decrease)       March 31,        September 30,
                                                      2003 (A)        (A) - (B)      (A) - (C)       2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                          268,405         (48,207)       (22,957)        316,612            291,362
  ----------------------------------------------------------------------------------------------------------------------------------
  Housing loans                                        265,050         (47,171)       (22,474)        312,222            287,524
  ----------------------------------------------------------------------------------------------------------------------------------
  Others                                                 3,354          (1,035)          (482)          4,390              3,837
------------------------------------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies [Trust accounts]                                         (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of         Increase/      Increase/         As of              As of
                                                      March 31,      (Decrease)     (Decrease)       March 31,        September 30,
                                                      2003 (A)        (A) - (B)      (A) - (C)       2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies     666,401        (117,204)        (3,601)        783,605            670,002
------------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                       60.16%           3.52%          3.33%          56.64%             56.82%
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Toyko Financial Group, Inc.

8. Foreign Loans

(1) Loans to specific foreign borrowers [Total of the 2 Banks]                       (in millions of yen except number of countries)
------------------------------------------------------------------------------------------------------------------------------------
                                                As of          Increase/        Increase/            As of               As of
                                              March 31,       (Decrease)        (Decrease)         March 31,          September 30,
                                               2003 (A)        (A) - (B)        (A) - (C)          2002 (B)              2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Loan to specific foreign borrowers              58,241         (73,803)          (17,746)          132,045                75,987
------------------------------------------------------------------------------------------------------------------------------------
Number of countries                                 10              (1)                -                11                    10
------------------------------------------------------------------------------------------------------------------------------------

(2) Loans to Asian countries [Total of the 2 Banks]                                                             (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                As of          Increase/        Increase/            As of               As of
                                              March 31,       (Decrease)        (Decrease)         March 31,          September 30,
                                               2003 (A)        (A) - (B)         (A) - (C)          2002 (B)             2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
  Thailand                                     213,245         (65,347)          (33,580)          278,592               246,826
  Indonesia                                    120,649         (63,181)          (24,892)          183,830               145,541
  Malaysia                                      99,975         (20,493)          (11,627)          120,469               111,603
  Philippines                                   62,195         (13,980)           (3,801)           76,176                65,997
  South Korea                                  158,900          66,375            51,531            92,524               107,368
  Singapore                                    243,173         (71,817)          (29,840)          314,991               273,014
  Hong Kong                                    417,910         (49,108)           25,344           467,018               392,566
  China                                        215,024         (31,304)           (6,715)          246,329               221,739
  Taiwan                                        39,491           2,945             3,333            36,545                36,157
  Others                                        44,611         (28,616)          (10,068)           73,227                54,679
------------------------------------------------------------------------------------------------------------------------------------
  Total                                      1,615,177        (274,527)          (40,316)        1,889,705             1,655,494
------------------------------------------------------------------------------------------------------------------------------------

(3) Loans to Latin American countries [Total of the 2 Banks]                                                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                As of          Increase/        Increase/            As of               As of
                                              March 31,        (Decrease)       (Decrease)         March 31,          September 30,
                                               2003 (A)        (A) - (B)         (A) - (C)          2002 (B)             2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
  Argentina                                     37,271         (47,293)          (28,852)           84,564                66,123
  Brazil                                        72,557         (12,914)          (12,019)           85,472                84,577
  Mexico                                       103,249          (5,558)           (5,721)          108,808               108,970
  Caribbean countries                          381,575         (83,261)          (44,793)          464,836               426,368
  Others                                       126,246         (25,612)            9,495           151,858               116,750
------------------------------------------------------------------------------------------------------------------------------------
  Total                                        720,900        (174,640)          (81,890)          895,540               802,790
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

9. Loans and Deposits [Total of the 2 Banks]

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              As of            Increase/          Increase/            As of               As of
                                            March 31,         (Decrease)         (Decrease)          March 31,         September 30,
                                            2003 (A)           (A) - (B)          (A) - (C)          2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
  Deposits (ending balance)                58,970,786          2,353,101          2,088,709         56,617,684          56,882,076
------------------------------------------------------------------------------------------------------------------------------------
  Deposits (average balance)               57,427,383          3,260,502            809,189         54,166,881          56,618,194
------------------------------------------------------------------------------------------------------------------------------------
  Loans (ending balance)                   42,986,559         (1,675,294)            30,637         44,661,854          42,955,922
------------------------------------------------------------------------------------------------------------------------------------
  Loans (average balance)                  43,677,521            245,484            290,905         43,432,037          43,386,616
------------------------------------------------------------------------------------------------------------------------------------

10. Domestic Deposits [Total of the 2 Banks]

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                              As of            Increase/          Increase/            As of               As of
                                            March 31,         (Decrease)         (Decrease)          March 31,         September 30,
                                            2003 (A)           (A) - (B)          (A) - (C)          2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
  Individuals                              32,164,441          2,654,552          1,275,997         29,509,889          30,888,443
------------------------------------------------------------------------------------------------------------------------------------
  Corporations and others                  19,903,820            578,541            763,960         19,325,278          19,139,860
------------------------------------------------------------------------------------------------------------------------------------
  Domestic deposits                        52,068,261          3,233,094          2,039,957         48,835,167          50,028,304
------------------------------------------------------------------------------------------------------------------------------------

  Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Total of the 2 Banks]

------------------------------------------------------------------------------------------------------------------------------------
                                              As of            Increase/          Increase/            As of               As of
                                            March 31,         (Decrease)         (Decrease)          March 31,         September 30,
                                            2003 (A)           (A) - (B)          (A) - (C)          2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
  Number of employees                          21,367               (894)              (936)            22,261              22,303
------------------------------------------------------------------------------------------------------------------------------------

12. Number of Offices [Total of the 2 Banks]

------------------------------------------------------------------------------------------------------------------------------------
                                              As of            Increase/          Increase/             As of              As of
                                            March 31,         (Decrease)         (Decrease)           March 31,        September 30,
                                            2003 (A)           (A) - (B)          (A) - (C)           2002 (B)           2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
  Domestic:                                       335                (16)                (7)               351                 342
      ------------------------------------------------------------------------------------------------------------------------------
      Head office and Branches                    309                (12)                (5)               321                 314

      Sub-branches & Agencies                      26                 (4)                (2)                30                  28
------------------------------------------------------------------------------------------------------------------------------------
  Overseas:                                        80                 (3)                (3)                83                  83
      ------------------------------------------------------------------------------------------------------------------------------
      Branches                                     47                 (2)                (2)                49                  49

      Sub-branches                                 13                 (1)                (1)                14                  14

      Representative offices                       20                  -                  -                 20                  20
------------------------------------------------------------------------------------------------------------------------------------
  Total                                           415                (19)               (10)               434                 425
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

13. Employees' Retirement Benefits

  (1) Benefit obligation

                                                                                    (in millions of yen)
  ------------------------------------------------------------------------------------------------------
                                                                                             As of
                                                                                         March 31, 2003
  ------------------------------------------------------------------------------------------------------
  Projected benefits obligation                                         (A)                   1,206,507
    Discount rate:
    Domestic subsidiaries 1.1%~1.9%, Overseas subsidiaries 5.5%~7.25%
    ----------------------------------------------------------------------------------------------------
    Fair value of plan assets                                           (B)                     781,429
    ----------------------------------------------------------------------------------------------------
    Prepaid pension cost                                                (C)                      90,700
    ----------------------------------------------------------------------------------------------------
    Reserve for employees' retirement benefits                          (D)                      36,976
    ----------------------------------------------------------------------------------------------------
    Total amount unrecognized                                           (A-B+C-D)               478,802
       -------------------------------------------------------------------------------------------------
       Unrecognized net obligation at transition                                                 36,323
       -------------------------------------------------------------------------------------------------
       Unrecognized prior service cost                                                          (50,179)
       -------------------------------------------------------------------------------------------------
       Unrecognized net actuarial loss                                                          492,658
  ------------------------------------------------------------------------------------------------------

Note: Discount rate of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi
      Trust and Banking Corporation is 1.9%.

(2) Net periodic pension cost

                                                                                    (in millions of yen)
  ------------------------------------------------------------------------------------------------------
                                                                                     For the year ended
                                                                                        March 31, 2003
  ------------------------------------------------------------------------------------------------------
  Net periodic cost of the employees' retirement benefits                                        83,779
  ------------------------------------------------------------------------------------------------------
    Service cost                                                                                 30,433
    ----------------------------------------------------------------------------------------------------
    Interest cost                                                                                30,413
    ----------------------------------------------------------------------------------------------------
    Expected return on plan assets                                                              (33,002)
    ----------------------------------------------------------------------------------------------------
    Amortization of net obligation at transition                                                 18,154
    ----------------------------------------------------------------------------------------------------
    Amortization of prior service cost                                                           (2,808)
    ----------------------------------------------------------------------------------------------------
    Amortization of net actuarial loss                                                           26,544
    ----------------------------------------------------------------------------------------------------
    Other                                                                                        14,046
  ------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

14. Earning Projections for the Fiscal Year Ending March 31, 2004

[Consolidated]                                                                                      (in billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                       For the year ending                   For the year ended
                                                          March 31, 2004                       March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
    Ordinary income                                                     2,880.0                              2,772.5
                                                  (First half           1,395.0)       (First half           1,425.4)
-------------------------------------------------------------------------------------------------------------------------
    Ordinary Profit (loss)                                                370.0                               (360.2)
                                                  (First half             150.0)       (First half            (193.3))
-------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                     190.0                               (161.4)
                                                  (First half              70.0)       (First half            (188.0))
-------------------------------------------------------------------------------------------------------------------------

 [Non-consolidated]                                                                                 (in billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                       For the year ending                   For the year ended
                                                          March 31, 2004                       March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
    Operating income                                                       44.0                                 27.2
                                                  (First half              42.0)       (First half              24.1)
-------------------------------------------------------------------------------------------------------------------------
    Ordinary profit                                                        40.0                                 22.4
                                                  (First half              40.0)       (First half              22.3)
-------------------------------------------------------------------------------------------------------------------------
    Net income                                                             40.0                                 23.3
                                                  (First half              40.0)       (First half              22.0)
-------------------------------------------------------------------------------------------------------------------------

                                                                            MTFG


                         Selected Financial Information

                               under Japanese GAAP

                    For the Fiscal Year Ended March 31, 2003













                       The Bank of Tokyo-Mitsubishi, Ltd.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)


                                   [Contents]

1  Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2003


   1. Consolidated Balance Sheets                                                                                   ........  17
   2. Consolidated Statements of Operations                                                                         ........  18
   3. Consolidated Statement of Capital Surplus and Retained Earnings                                               ........  19
   4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives               ........  20
                                                                                                   [Consolidated]
   5. Financial Results                                                         [Consolidated], [Non-Consolidated]  ........  23
   6. Average interest rate spread                                              [Non-Consolidated]                  ........  25
   7. Valuation Differences on Securities                                       [Consolidated]                      ........  25
   8. Risk-Adjusted Capital Ratio Based on the Standards of the BIS             [Consolidated]                      ........  26


2  Loan Portfolio and Other

   1. Risk-Monitored Loans                                                      [Consolidated], [Non-Consolidated]  ........  27
   2. Allowance for Loan Losses                                                 [Consolidated], [Non-Consolidated]  ........  29
   3. Coverage Ratio against Risk-Monitored Loans                               [Consolidated], [Non-Consolidated]  ........  29
   4. Disclosed Claims under the Financial Reconstruction Law (the "FRL")       [Non-Consolidated]                  ........  30
   5. Status of Secured Coverage on Disclosed Claims under the FRL              [Non-Consolidated]                  ........  30
   6. Progress in the Disposal of Problem Assets                                [Non-Consolidated]                  ........  31
   7. Classification of Loans by Type of Industry                               [Non-Consolidated]                  ........  34
   8. Loans and Deposits                                                        [Non-Consolidated]                  ........  35
   9. Domestic Deposits                                                         [Non-Consolidated]                  ........  35
   10. Number of Employees                                                      [Non-Consolidated]                  ........  35
   11. Number of Offices                                                        [Non-Consolidated]                  ........  35
   12. Earning Projections for the Fiscal Year Ending March 31, 2004            [Consolidated], [Non-Consolidated]  ........  36

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended
   March 31, 2003

(Japanese GAAP)

  1. Consolidated Balance Sheets

  -------------------------------------------------------------------------------------------------------------------------
                                                                               As of March 31,               Increase/
                                                                        2003 (A)          2002 (B)          (Decrease)
  (in millions of yen)                                                                                       (A) - (B)
  -------------------------------------------------------------------------------------------------------------------------
  Assets:
    Cash and due from banks                                                  7,366,450         6,046,692         1,319,757
    Call loans and bills bought                                                678,407         1,532,567          (854,160)
    Receivables under resale agreements                                        576,814         1,048,130          (471,316)
    Receivables under securities borrowing transactions                      1,561,391                 -         1,561,391
    Commercial paper and other debt purchased                                  484,195           451,737            32,457
    Trading assets                                                           5,276,242         4,929,662           346,580
    Money held in trust                                                        405,882           304,060           101,822
    Investment securities                                                   16,600,079        16,766,117          (166,038)
    Allowance for losses on investment securities                               (2,067)           (1,500)             (566)
    Loans and bills discounted                                              38,668,577        39,994,893        (1,326,316)
    Foreign exchanges                                                          594,767           546,574            48,192
    Other assets                                                             2,067,540         3,407,899        (1,340,358)
    Premises and equipment                                                     801,917           792,720             9,196
    Deferred debenture discounts and other costs                                     9               158              (148)
    Deferred tax assets                                                      1,008,726           763,281           245,444
    Customers' liabilities for acceptances and guarantees                    4,518,715         5,394,983          (876,268)
    Allowance for loan losses                                               (1,016,265)       (1,259,662)          243,397
  -------------------------------------------------------------------------------------------------------------------------
        Total assets                                                        79,591,387        80,718,319        (1,126,932)
  =========================================================================================================================
  Liabilities:
    Deposits                                                                52,095,330        49,329,946         2,765,384
    Negotiable certificates of deposit                                       2,625,077         1,955,432           669,644
    Debentures                                                                 636,060         2,275,570        (1,639,510)
    Call money and bills sold                                                3,013,869         3,610,489          (596,619)
    Payables under repurchase agreements                                     2,828,308         3,050,219          (221,911)
    Payables under securities lending transactions                           1,996,214                 -         1,996,214
    Commercial paper                                                           312,208           339,367           (27,159)
    Trading liabilities                                                      1,455,493           574,197           881,296
    Borrowed money                                                           1,303,831         1,617,957          (314,125)
    Foreign exchanges                                                          512,676           490,543            22,132
    Short-term corporate bonds                                                  10,000                 -            10,000
    Bonds and notes                                                          3,188,379         3,053,783           134,595
    Convertible bonds                                                                -           445,361          (445,361)
    Bonds with warrants                                                         50,528                 -            50,528
    Other liabilities                                                        2,166,328         5,531,978        (3,365,650)
    Reserve for employees' bonuses                                              12,531            10,186             2,344
    Reserve for employees' retirement benefits                                  26,429            13,017            13,411
    Reserve for losses on real estate-collateralized loans sold                      -             7,233            (7,233)
    Reserve for expenses related to EXPO 2005 Japan                                 31                 -                31
    Reserves under special laws                                                    799               436               363
    Deferred tax liabilities                                                    61,037            46,936            14,100
    Deferred tax liabilities on land revaluation excess                        133,453           128,249             5,203
    Acceptances and guarantees                                               4,518,715         5,394,983          (876,268)
  -------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                   76,947,306        77,875,894          (928,587)
  -------------------------------------------------------------------------------------------------------------------------
  Minority interest                                                            330,812           201,655           129,157
  -------------------------------------------------------------------------------------------------------------------------
  Shareholder's equity:
    Capital stock                                                              871,973           785,969            86,003
    Capital surplus                                                            681,928           595,925            86,003
    Retained earnings                                                          858,177         1,026,305          (168,127)
    Land revaluation excess                                                    197,489           209,355           (11,866)
    Unrealized gains (losses) on securities available for sale                (227,826)           46,260          (274,087)
    Foreign currency translation adjustments                                   (68,474)          (23,046)          (45,428)
  -------------------------------------------------------------------------------------------------------------------------
        Total shareholder's equity                                           2,313,268         2,640,770          (327,501)
  -------------------------------------------------------------------------------------------------------------------------
        Total liabilities, minority interest
            and shareholder's equity                                        79,591,387        80,718,319        (1,126,932)
  =========================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)


(Japanese GAAP)

   2. Consolidated Statements of Operations

   ------------------------------------------------------------------------------------------------------------------------
                                                                             For the year ended                Increase/
                                                                                  March 31,                   (Decrease)
   (in millions of yen)                                                  2003 (A)          2002 (B)            (A) - (B)
   ------------------------------------------------------------------------------------------------------------------------
   Ordinary income:
       Interest income:                                                      1,347,905         1,828,671          (480,766)
            Interest on loans and discounts                                    886,442         1,094,249          (207,806)
            Interest and dividends on securities                               216,381           262,104           (45,723)
            Other interest income                                              245,082           472,318          (227,236)
       Trust fees                                                               18,515            22,064            (3,549)
       Fees and commissions                                                    377,440           351,306            26,134
       Trading profits                                                          76,654            57,319            19,334
       Other business income                                                   218,914           173,977            44,937
       Other ordinary income                                                   146,742           174,483           (27,740)
   ------------------------------------------------------------------------------------------------------------------------
   Total ordinary income                                                     2,186,174         2,607,823          (421,649)
   ------------------------------------------------------------------------------------------------------------------------
   Ordinary expenses:
       Interest expense:                                                       491,872           908,214          (416,342)
            Interest on deposits                                               183,936           376,580          (192,643)
            Interest on debentures and amortization of debenture discounts       8,504            20,573           (12,069)
            Other interest expense                                             299,431           511,060          (211,629)
       Fees and commissions                                                     66,074            56,934             9,140
       Trading losses                                                                -             5,510            (5,510)
       Other business expenses                                                  72,104            68,469             3,635
       General and administrative expenses                                     855,093           812,163            42,929
       Other ordinary expenses                                                 973,652           942,423            31,228
   ------------------------------------------------------------------------------------------------------------------------
   Total ordinary expenses                                                   2,458,796         2,793,717          (334,920)
   ------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                              (272,622)         (185,893)          (86,729)
   ------------------------------------------------------------------------------------------------------------------------
   Special gains                                                                39,919           153,987          (114,068)
   Special losses                                                               24,658            22,076             2,582
   ------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes and others                                        (257,361)          (53,981)         (203,379)
   ------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                         54,906            30,771            24,134
   Income taxes-deferred                                                      (178,443)         (147,344)          (31,099)
   Minority interest                                                             4,293            18,681           (14,387)
   ------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                   (138,117)           43,909          (182,027)
  =========================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

    3. Consolidated Statement of Capital Surplus and Retained Earnings

    ------------------------------------------------------------------------------------------------------
                                                                                       For the year ended
    (in millions of yen)                                                                 March 31, 2003
    ------------------------------------------------------------------------------------------------------
    Balance of capital surplus at beginning of fiscal year                                        595,925

    Increase:                                                                                      86,003
         Issuance of common stock due to capital increase                                          86,003

    ------------------------------------------------------------------------------------------------------
    Balance of capital surplus at end of fiscal year                                              681,928
    ------------------------------------------------------------------------------------------------------

    Balance of retained earnings at beginning of fiscal year                                    1,026,305

    Increase:                                                                                       7,021
         Reduction in land revaluation excess                                                       4,130
         Change in ownership percentage to a consolidated subsidiary                                2,648
          due to stock reperchase by the subsidiary
         Decrease in consolidated companies accounted for by the equity method                        242

    Decrease:                                                                                    (175,148)
         Net loss                                                                                (138,117)
         Cash dividends                                                                           (17,384)
         Bonuses to directors of consolidated subsidiaries                                             (3)
         Change in ownership percentage to consolidated subsidiaries and                          (15,896)
          a company accounted for by the equity method due to their merger
         Increase in consolidated subsidiaries and companies accounted                             (3,746)
          for by the equity method
    ------------------------------------------------------------------------------------------------------
    Balance of retained earnings at end of fiscal year                                            858,177
    ======================================================================================================

    Consolidated Statement of Retained Earnings

    ------------------------------------------------------------------------------------------------------
                                                                                       For the year ended
    (in millions of yen)                                                                 March 31, 2002
    ------------------------------------------------------------------------------------------------------
    Balance of retained earnings at beginning of fiscal year                                    1,055,929

    Increase:                                                                                       3,134
         Reduction in land revaluation excess                                                       3,134

    Decrease:                                                                                     (76,668)
         Cash dividends                                                                           (76,658)
         Bonuses to directors of consolidated subsidiaries                                            (10)
    Net income                                                                                     43,909
    ------------------------------------------------------------------------------------------------------

    Balance of retained earnings at end of fiscal year                                          1,026,305
    ======================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

  4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives

  a. Interest rate-related transactions

                                                                                                                (in millions of yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                   As of March 31, 2003
                                                   ---------------------------------------------------------------------------------
                                                    Notional principal    with maturity           Market value     Valuation gains
                                                    or contract amount    of over 1 year                               (losses)
     -------------------------------------------------------------------------------------------------------------------------------
     Exchange-traded
         ---------------------------------------------------------------------------------------------------------------------------
                                 sell                      4,979,785           235,364               (37,589)             (37,589)
             Futures   -------------------------------------------------------------------------------------------------------------
                                 buy                       6,778,166           656,231                27,420               27,420
         ---------------------------------------------------------------------------------------------------------------------------
                                 sell                     16,690,400                 -               (17,299)             (10,658)
             Options   -------------------------------------------------------------------------------------------------------------
                                 buy                      22,231,699             8,124                35,101               21,091
     -------------------------------------------------------------------------------------------------------------------------------
     Over-the-counter
         ---------------------------------------------------------------------------------------------------------------------------
                                 sell                        702,374               452                   973                  973
              FRAs     -------------------------------------------------------------------------------------------------------------
                                 buy                         799,281            42,336                (2,649)              (2,649)
         ---------------------------------------------------------------------------------------------------------------------------
                         receive-fix/pay-floater         103,210,682        79,667,570             3,953,096            3,953,096
                       -------------------------------------------------------------------------------------------------------------
                         receive-floater/pay-fix         102,240,024        77,692,511            (3,831,879)          (3,831,879)
              Swaps    -------------------------------------------------------------------------------------------------------------
                       receive-floater/pay-floater         5,773,332         4,191,386                (8,903)              (8,903)
                       -------------------------------------------------------------------------------------------------------------
                           receive-fix/pay-fix               194,856           100,767                (4,233)              (4,233)
         ---------------------------------------------------------------------------------------------------------------------------
                                 sell                      6,956,713         4,267,621               (98,417)             (64,355)
              Others   -------------------------------------------------------------------------------------------------------------
                                 buy                       5,520,093         3,334,827               102,102               68,476
     -------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                           117,722              110,789
     -------------------------------------------------------------------------------------------------------------------------------

     Notes: 1.  Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

            2. Market values of exchange-traded transactions are based on closing prices on the Tokyo International Financial Futures Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

  b. Foreign exchange-related transactions

                                                                                                       (in millions of yen)
     ----------------------------------------------------------------------------------------------------------------------
                                          As of March 31, 2003

                                         ----------------------------------------------------------------------------------
                                         Notional principal       with maturity         Market value        Valuation gains
                                         or contract amount       of over 1 year                                (losses)
     ----------------------------------------------------------------------------------------------------------------------
     Over-the-counter
         ------------------------------------------------------------------------------------------------------------------
              Swaps                            9,419,404              6,111,382            (110,061)              (110,061)
         ------------------------------------------------------------------------------------------------------------------
                                  sell            23,912                      -                (523)                  (523)
             Forward contracts   ------------------------------------------------------------------------------------------
                                   buy            16,662                      -                 788                    788
         ------------------------------------------------------------------------------------------------------------------
                                  sell               883                      -                  (6)                     6
             Options      -------------------------------------------------------------------------------------------------
                                   buy               883                      -                   6                     (3)
     ----------------------------------------------------------------------------------------------------------------------
     Total                                                                                 (109,796)              (109,794)
     ----------------------------------------------------------------------------------------------------------------------

     Notes: 1.  Valuation gains are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 3. are not included in the above table.
            2.  Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.
            3.  Currency swaps which are accounted for by an accrual basis are not included in the above table.
                Notional principal amount, market value and valuation gains of currency swaps which are accounted for by an accrual basis are as follows:

                                                                       (in millions of yen)
     --------------------------------------------------------------------------------------
                                     As of March 31, 2003

                        -------------------------------------------------------------------
                        Notional principal amount   Market value       Valuation losses
     --------------------------------------------------------------------------------------
          Swaps                       2,829,937           (47,410)              (47,410)
     --------------------------------------------------------------------------------------

                Other foreign exchange-related transactions such as forward exchange contracts and currency options, which valuation gains (losses) had been recognized in the consolidated statement of operations, are not included in the above table.
                Notional principal or contract amounts of those foreign exchange-related transactions are as follows:

                   ----------------------------------------------------------------------------------------
                                                                               As of March 31, 2003
                                                                -------------------------------------------
                                                                    Notional principal or contract amount
                   ----------------------------------------------------------------------------------------
                   Exchange-traded
                      -------------------------------------------------------------------------------------
                                                   sell                                                564
                      Futures              ----------------------------------------------------------------
                                                   buy                                               2,985
                   ----------------------------------------------------------------------------------------
                   Over-the-counter
                      -------------------------------------------------------------------------------------
                                                   sell                                         25,591,471
                       Forward contracts   ----------------------------------------------------------------
                                                   buy                                          26,879,793
                      -------------------------------------------------------------------------------------
                                                   sell                                          4,926,775
                       Options             ----------------------------------------------------------------
                                                   buy                                           4,633,370
                   ----------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

c. Equity-related transactions                                                                         (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                    As of March 31, 2003
---------------------------------------------------------------------------------------------------------------------------
                                        Notional principal      with maturity         Market value  Valuation gains (losses)
                                        or contract amount      of over 1 year
---------------------------------------------------------------------------------------------------------------------------
Exchange-traded
---------------------------------------------------------------------------------------------------------------------------
                          sell                        96,698                    -               1,560                1,560
        Futures     -------------------------------------------------------------------------------------------------------
                           buy                            82                    -                  (0)                  (0)
---------------------------------------------------------------------------------------------------------------------------
                          sell                        19,693                    -                (247)                  38
        Options     -------------------------------------------------------------------------------------------------------
                           buy                        11,450                    -               1,508                   72
---------------------------------------------------------------------------------------------------------------------------
Over-the-counter                                                                -
---------------------------------------------------------------------------------------------------------------------------
                          sell                        49,054               25,657              (1,980)              (1,185)
        Options    --------------------------------------------------------------------------------------------------------
                           buy                        69,266               39,394               2,455                1,825
---------------------------------------------------------------------------------------------------------------------------
                    receive-index swaps                   38                   38                   -                    -
        Swaps      --------------------------------------------------------------------------------------------------------
                     pay-index swaps                       -                    -                   -                    -
---------------------------------------------------------------------------------------------------------------------------
         Index            sell                           260                    -                   7                    7
                   --------------------------------------------------------------------------------------------------------
        forwards           buy                         1,007                    -                 (57)                 (57)
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                           3,246                2,261
---------------------------------------------------------------------------------------------------------------------------

 Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
        2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

d. Bond-related transactions                                                                             (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                            As of March 31, 2003
----------------------------------------------------------------------------------------------------------------------------
                                        Notional principal      with maturity         Market value   Valuation gains (losses)
                                        or contract amount      of over 1 year
----------------------------------------------------------------------------------------------------------------------------
Exchange-traded
----------------------------------------------------------------------------------------------------------------------------
                          sell                       525,471               27,604               (1,020)              (1,020)
        Futures        -----------------------------------------------------------------------------------------------------
                           buy                       551,546               22,762                1,025                1,025
----------------------------------------------------------------------------------------------------------------------------
                          sell                        88,630               37,431                 (139)                 260
        Options        -----------------------------------------------------------------------------------------------------
                           buy                       202,912               37,431                  276                 (300)
----------------------------------------------------------------------------------------------------------------------------
Over-the-counter
----------------------------------------------------------------------------------------------------------------------------
                          sell                       487,927                    -               (3,661)              (1,187)
        Options        -----------------------------------------------------------------------------------------------------
                           buy                       310,284                    -                  691                 (116)
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                           (2,827)              (1,338)
----------------------------------------------------------------------------------------------------------------------------

 Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
        2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc. Market values of over-the-counter transactions are based on option pricing models, etc.

e. Commodity-related transactions                                                                       (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                    As of March 31, 2003
----------------------------------------------------------------------------------------------------------------------------
                                        Notional principal      with maturity         Market value   Valuation gains (losses)
                                        or contract amount      of over 1 year
----------------------------------------------------------------------------------------------------------------------------
Exchange-traded
----------------------------------------------------------------------------------------------------------------------------
                          sell                         1,123                    -                  (41)                 (41)
     Futures       ---------------------------------------------------------------------------------------------------------
                           buy                         3,491                3,224                  159                  159
----------------------------------------------------------------------------------------------------------------------------
Over-the-counter
----------------------------------------------------------------------------------------------------------------------------
                    receive-index swaps              138,709               71,273              (14,903)             (14,903)
     Swaps         ---------------------------------------------------------------------------------------------------------
                     pay-index swaps                 123,008               45,895               14,654               14,654
----------------------------------------------------------------------------------------------------------------------------
                          sell                        28,774                8,192               (1,881)                (505)
     Options       ---------------------------------------------------------------------------------------------------------
                           buy                        33,528                7,546                3,903                1,999
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                            1,891                1,362
----------------------------------------------------------------------------------------------------------------------------

 Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
        2. Market values of exchange-traded transactions are based on closing prices on the International Petroleum Exchange, etc. Market values of over-the-counter transactions are based on the price of the commodities, contract terms, and other factors comprising the contract of transactions.
        3. Commodities are mainly related to petroleum.

                                         Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

f. Credit derivatives                                                                                           (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           As of March 31, 2003
                                             ---------------------------------------------------------------------------------------
                                               Notional principal       with maturity         Market value       Valuation gains
                                               or contract amount       of over 1 year
------------------------------------------------------------------------------------------------------------------------------------
Over-the-counter
------------------------------------------------------------------------------------------------------------------------------------
                                  sell                       342,536              275,427               29,452               29,452
     Credit default options   ------------------------------------------------------------------------------------------------------
                                  buy                        489,391              334,624                  648                  648
------------------------------------------------------------------------------------------------------------------------------------
                                  sell                         3,227                    -                  286                  286
            Others            ------------------------------------------------------------------------------------------------------
                                  buy                              -                    -                    -                     -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                   30,386               30,386
------------------------------------------------------------------------------------------------------------------------------------

 Notes: 1. Valuation gains(losses) are recognized in the consolidated statement of operations.
        2. Market values are based on discounted cash flow method, option pricing models, etc.
        3. In the above table, "sell" indicates credit risks assumed, and "buy" indicates credit risks transferred.

g. Others                                                                                                       (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 As of March 31, 2003
                                             ---------------------------------------------------------------------------------------
                                               Notional principal       with maturity         Market value       Valuation gains
                                               or contract amount       of over 1 year
------------------------------------------------------------------------------------------------------------------------------------
Over-the-counter
------------------------------------------------------------------------------------------------------------------------------------
                                  sell                           215                -                       (8)                  26
      Weather derivatives     ------------------------------------------------------------------------------------------------------
                                  buy                              -                -                        -                    -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                       (8)                  26
------------------------------------------------------------------------------------------------------------------------------------

 Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
        2. Market values are based on option pricing models, etc.

(Reference)

Derivatives qualified for hedge-accounting

                                                                                                      (in billions of yen)
        ------------------------------------------------------------------------------------------------------------------
                                                                    As of March 31, 2003
                                    --------------------------------------------------------------------------------------
                                     Notional principal     Market value  Deferred hedge   Deferred hedge   Deferred hedge
                                     or contract amount                       profit           loss         profit and loss
        ------------------------------------------------------------------------------------------------------------------
        Interest Rate futures                1,410.0              4.2           57.5              41.9             15.6
        ------------------------------------------------------------------------------------------------------------------
        Interest Rate Swaps                 20,715.8            135.7          356.3             286.6             69.6
        ------------------------------------------------------------------------------------------------------------------
        Others                                  65.5             (0.1)           0.2               0.3             (0.1)
        (interest rate-related transactions)
        ------------------------------------------------------------------------------------------------------------------
        Others                                 545.1             (2.4)          24.6              29.8             (5.2)
        ------------------------------------------------------------------------------------------------------------------
        Total                                                   137.3          438.7             358.8             79.9
        ------------------------------------------------------------------------------------------------------------------

             Notes:  1. Derivatives which qualify for hedge-accounting are included in the above table.

                     2. The transactions in the table above are reported on a
                        mark-to-market basis on the consolidated balance sheet.

                        The valuation differences which do not correspond to the income/expenses accruing on hedged items are deferred assets/liabilities.

        Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                                                                (in billions of yen)
        ------------------------------------------------------------------------------------------------------------
                                                           As of March 31, 2003
                                 -----------------------------------------------------------------------------------
                                  Due within 1 year   Due after 1 year     Due after 5 years              Total
                                                      through 5 years
        ------------------------------------------------------------------------------------------------------------
        Receive-fix/pay-floater           7,275.8                 6,499.4              1,086.6             14,861.9
        ------------------------------------------------------------------------------------------------------------
        Receive-floater/pay-fix           2,145.8                 2,821.5                737.3              5,704.7
        ------------------------------------------------------------------------------------------------------------
        Receive-floater/pay-floater          19.2                    76.7                 53.1                149.1
        ------------------------------------------------------------------------------------------------------------
        Total                             9,441.0                 9,397.7              1,877.0             20,715.8
        ------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

5. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          For the year ended     Increase/        For the year ended
                                                                               March 31,         (Decrease)           March 31,
                                                                                2003 (A)         (A) - (B)             2002 (B)
------------------------------------------------------------------------------------------------------------------------------------
   Gross profits                                                              1,411,032            14,119              1,396,912
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest income                                                        857,686           (65,473)               923,159
     -------------------------------------------------------------------------------------------------------------------------------
     Trust fees                                                                  18,515            (3,549)                22,064
     -------------------------------------------------------------------------------------------------------------------------------
     Net fees and commissions                                                   311,366            16,994                294,372
     -------------------------------------------------------------------------------------------------------------------------------
     Net trading profits                                                         76,654            24,845                 51,808
     -------------------------------------------------------------------------------------------------------------------------------
     Net other business income                                                  146,809            41,301                105,507
        ----------------------------------------------------------------------------------------------------------------------------
        Net gains on debt securities                                             63,178            34,382                 28,796
------------------------------------------------------------------------------------------------------------------------------------
   General and administrative expenses                                          813,531            31,676                781,855
------------------------------------------------------------------------------------------------------------------------------------
   Net business profits before                                                  597,500           (17,556)               615,057
                 provision for formula allowance for loan losses
------------------------------------------------------------------------------------------------------------------------------------
   Provision for formula allowance for loan losses (1)                           42,739            18,393                 24,345
------------------------------------------------------------------------------------------------------------------------------------
   Net business profits*                                                        554,761           (35,949)               590,711
------------------------------------------------------------------------------------------------------------------------------------
   Net non-recurring losses                                                    (827,384)          (50,779)              (776,605)
     -------------------------------------------------------------------------------------------------------------------------------
     Credit related costs (2)                                                  (349,921)          214,888               (564,810)
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on loan charge-offs                                             (165,727)           70,358               (236,086)
        ----------------------------------------------------------------------------------------------------------------------------
        Provision for specific allowance for loan losses                        (39,809)          225,777               (265,586)
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on sales of loans to the Resolution and Collection
                 Corporation                                                    (73,030)          (69,124)                (3,906)
        ----------------------------------------------------------------------------------------------------------------------------
        Other credit related costs                                              (71,354)          (12,123)               (59,231)
     -------------------------------------------------------------------------------------------------------------------------------
     Net losses on equity securities                                           (386,611)         (187,202)              (199,409)
        ----------------------------------------------------------------------------------------------------------------------------
        Gains on sales of equity securities                                      52,997           (16,628)                69,626
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on sales of equity securities                                   (184,774)           (4,282)              (180,491)
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on write down of equity securities                              (254,835)         (166,290)               (88,544)
     -------------------------------------------------------------------------------------------------------------------------------
     Equity in loss of affiliates                                                (9,009)            2,495                (11,505)
     -------------------------------------------------------------------------------------------------------------------------------
     Other                                                                      (81,841)          (80,961)                  (880)
------------------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                               (272,622)          (86,729)              (185,893)
------------------------------------------------------------------------------------------------------------------------------------
   Net special gains                                                             15,261          (116,650)               131,911
------------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes and others                                         (257,361)         (203,379)               (53,981)
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                          54,906            24,134                 30,771
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-deferred                                                       (178,443)          (31,099)              (147,344)
------------------------------------------------------------------------------------------------------------------------------------
   Minority interest                                                              4,293           (14,387)                18,681
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                           (138,117)         (182,027)                43,909
------------------------------------------------------------------------------------------------------------------------------------
Note:

   *    Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Intercompany transactions.

   (Reference)
   ---------------------------------------------------------------------------------------------------------------------------------
     Total credit costs  (1) + (2)                                              392,661          (196,495)               589,156
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
     Number of consolidated subsidiaries                                            150                (1)                   151
   ---------------------------------------------------------------------------------------------------------------------------------
     Number of affiliated companies accounted for by the equity method               23                (3)                    26
   ---------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

  Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

                                                                                                               (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               For the year ended     Increase/   For the year ended
                                                                                    March 31,         (Decrease)       March 31,
                                                                                     2003 (A)         (A) - (B)         2002 (B)
-----------------------------------------------------------------------------------------------------------------------------------
   Gross profits                                                                      978,054           27,604           950,449
     ------------------------------------------------------------------------------------------------------------------------------
     Domestic gross profits                                                           545,956            5,555           540,401
        ---------------------------------------------------------------------------------------------------------------------------
        Net interest income                                                           427,416          (25,388)          452,805
        ---------------------------------------------------------------------------------------------------------------------------
        Net fees and commissions                                                       71,532            7,129            64,402
        ---------------------------------------------------------------------------------------------------------------------------
        Net trading profits                                                            16,764            2,868            13,895
        ---------------------------------------------------------------------------------------------------------------------------
        Net other business income                                                      30,243           20,945             9,297
          -------------------------------------------------------------------------------------------------------------------------
          Net gains on debt securities                                                 32,186           20,613            11,572
     ------------------------------------------------------------------------------------------------------------------------------
     Non-domestic gross profits                                                       432,097           22,048           410,048
        ---------------------------------------------------------------------------------------------------------------------------
        Net interest income                                                           227,149           (7,725)          234,875
        ---------------------------------------------------------------------------------------------------------------------------
        Net fees and commissions                                                       61,441           (4,689)           66,130
        ---------------------------------------------------------------------------------------------------------------------------
        Net trading profits                                                            32,703            5,450            27,252
        ---------------------------------------------------------------------------------------------------------------------------
        Net other business income                                                     110,803           29,012            81,790
          -------------------------------------------------------------------------------------------------------------------------
          Net gains on debt securities                                                 30,034           15,490            14,543
-----------------------------------------------------------------------------------------------------------------------------------
   General and administrative expenses                                                466,499          (20,634)          487,133
     ------------------------------------------------------------------------------------------------------------------------------
     Personnel expenses                                                               183,535           (5,600)          189,135
     ------------------------------------------------------------------------------------------------------------------------------
     Non-personnel expenses                                                           260,226          (12,316)          272,543
     ------------------------------------------------------------------------------------------------------------------------------
     Taxes                                                                             22,737           (2,717)           25,455
-----------------------------------------------------------------------------------------------------------------------------------
   Net business profits before                                                        511,555           48,238           463,316
                provision for formula allowance for loan losses
-----------------------------------------------------------------------------------------------------------------------------------
   Provision for formula allowance for loan losses                                     49,698           28,700            20,998
-----------------------------------------------------------------------------------------------------------------------------------
   Net business profits                                                               461,856           19,537           442,318
-----------------------------------------------------------------------------------------------------------------------------------
   Net non-recurring losses                                                          (761,896)          15,309          (777,206)
     ------------------------------------------------------------------------------------------------------------------------------
     Credit related costs                                                            (291,389)         172,445          (463,835)
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on loan charge-offs                                                   (141,491)          35,291          (176,782)
        ---------------------------------------------------------------------------------------------------------------------------
        Provision for specific allowance for loan losses                                3,140          220,112          (216,972)
        ---------------------------------------------------------------------------------------------------------------------------
        Net losses on sale of domestic bad loans and similar claims                   (81,591)         (64,321)          (17,270)
        ---------------------------------------------------------------------------------------------------------------------------
        Provision for allowance for loans to specific foreign borrowers                13,370           27,325           (13,954)
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on financial assistance to subsidiaries                                (26,616)         (18,684)           (7,932)
        ---------------------------------------------------------------------------------------------------------------------------
        Other credit related costs                                                    (58,201)         (27,277)          (30,923)
     ------------------------------------------------------------------------------------------------------------------------------
     Net losses on equity securities                                                 (370,560)         (83,367)         (287,193)
        ---------------------------------------------------------------------------------------------------------------------------
        Gains on sales of equity securities                                            73,897             (196)           74,094
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on sales of equity securities                                         (184,528)          (4,505)         (180,023)
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on write down of equity securities                                    (259,928)         (78,664)         (181,264)
                and provision for allowance for losses on investment securities
     ------------------------------------------------------------------------------------------------------------------------------
     Others                                                                           (99,946)         (73,768)          (26,177)
-----------------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                                     (300,040)          34,847          (334,888)
-----------------------------------------------------------------------------------------------------------------------------------
   Net special gains                                                                   12,707           (4,747)           17,454
     ------------------------------------------------------------------------------------------------------------------------------
     Net losses on sale of premises and equipment                                     (13,893)          (3,162)          (10,731)
     ------------------------------------------------------------------------------------------------------------------------------
     Gain on loans charged-off                                                         30,350           (2,750)           33,101
-----------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes                                                          (287,333)          30,100          (317,433)
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                                22,925           30,161            (7,236)
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes-deferred                                                             (218,141)        (133,172)          (84,968)
-----------------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                           (92,116)         133,111          (225,228)
-----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

6. Average interest rate spread

  [Non-Consolidated]                                                                  (percentage per annum)
------------------------------------------------------------------------------------------------------------
                                                                            For the year ended    Increase/

                                                                                 March 31,        (Decrease)
                                                                           ---------------------
                                                                            2003(A)     2002(B)   (A) - (B)
------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                  1.78        2.39          (0.60)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on Loans and bills discounted                     1.82        2.21          (0.39)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on Investment securities                          1.13        1.56          (0.43)
------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (b)             1.41        2.04          (0.63)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on Deposits, NCD and Debentures                   0.32        0.76          (0.43)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on external liabilities                           1.28        1.54          (0.25)
------------------------------------------------------------------------------------------------------------
Total average interest rate spread (a)-(b)                                  0.37        0.34           0.02
------------------------------------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:                            (percentage per annum)
------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                  1.16        1.33          (0.17)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on Loans and bills discounted                     1.53        1.70          (0.17)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on Investment securities                          0.57        0.84          (0.27)
------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (b)             0.88        1.06          (0.17)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on Deposits, NCD and Debentures                   0.06        0.14          (0.08)
    --------------------------------------------------------------------------------------------------------
    Average interest rate on external liabilities                           0.98        1.06          (0.08)
------------------------------------------------------------------------------------------------------------
Total average interest rate spread (a)-(b)                                  0.27        0.27          (0.00)
------------------------------------------------------------------------------------------------------------

7. Valuation Differences on Securities

(1) Valuation method of securities

--------------------------------------------------------------------------------
Trading securities                        Market value (valuation differences
                                          are recorded as profits or loses)
--------------------------------------------------------------------------------
Debt securities being held to maturity    Amortized cost
--------------------------------------------------------------------------------
Securities available for sale             Market value (valuation differences
                                          are included in shareholders' equity,
                                          net of income taxes)
--------------------------------------------------------------------------------

 (Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes                          Market value (valuation differences
                                          are recorded as profits or loses)
--------------------------------------------------------------------------------
Being held to maturity                    Amortized cost
--------------------------------------------------------------------------------
Other                                     Market value (valuation differences
                                          are included in shareholders' equity,
                                          net of income taxes)
--------------------------------------------------------------------------------

(2) Valuation differences

  [Consolidated]                                                            (in millions of yen)
------------------------------------------------------------------------------------------------
                                    As of March 31, 2003                As of March 31, 2002
                         -----------------------------------------------------------------------
                          Valuation differences                     Valuation differences
                                                  -----------------            -----------------
                                                    Gains   Losses               Gains   Losses
                                     ----------
                               (A)     (A)-(B)                        (B)
------------------------------------------------------------------------------------------------
 Debt securities being
  held to maturity           1,940        515       1,942        1     1,424     1,547      122
 -----------------------------------------------------------------------------------------------
 Securities available
  for sale                (246,944)  (331,133)    298,039  544,984    84,188   529,303  445,114
   ---------------------------------------------------------------------------------------------
   Domestic equity
    securities            (290,404)  (355,793)    168,888  459,293    65,388   433,492  368,104
   ---------------------------------------------------------------------------------------------
   Domestic bonds           65,158     26,174      67,259    2,100    38,984    42,084    3,100
   ---------------------------------------------------------------------------------------------
   Other                   (21,698)    (1,514)     61,892   83,590   (20,184)   53,725   73,910
 -----------------------------------------------------------------------------------------------
 Total                    (245,003)  (330,617)    299,982  544,985    85,613   530,850  445,237
   ---------------------------------------------------------------------------------------------
   Domestic equity
    securities            (290,404)  (355,793)    168,888  459,293    65,388   433,492  368,104
   ---------------------------------------------------------------------------------------------
   Domestic bonds           65,158     26,174      67,259    2,100    38,984    42,084    3,100
   ---------------------------------------------------------------------------------------------
   Other                   (19,757)      (998)     63,834   83,591   (18,759)   55,273   74,032
------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                                                           (in billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                      As of            Increase/     Increase/       As of          As of
                                                    March 31,          (Decrease)    (Decrease)    March 31,    September 30,
                                                     2003 (A)          (A) - (B)     (A) - (C)     2002 (B)       2002 (C)
                                                 (Preliminary basis)
-------------------------------------------------------------------------------------------------------------------------------
 (1)   Risk-adjusted capital ratio                    10.43%              0.14%         0.00%        10.29%         10.43%

 (2)   Tier I capital                               2,400.2             (156.4)        (25.6)      2,556.6        2,425.8

 (3)   Tier II capital includable as
       qualifying capital                           2,291.3             (265.3)       (104.7)      2,556.6        2,396.0

   i)  The amount of unrealized gains on
       investment securities, includable as
       qualifying capital                                 -              (36.6)            -          36.6              -

   ii) The amount of land revaluation excess
       includable as qualifying capital               148.9               (2.9)         (0.7)        151.8          149.6

   iii)Subordinated debt                            1,581.1             (269.1)       (109.0)      1,850.3        1,690.2

 (4)   Tier III capital includable as
       qualifying capital                              30.0               30.0           0.2             -           29.8

 (5)   Deductions from total
       qualifying capital                              33.9              (69.1)          8.2         103.0           25.6

 (6)   Total qualifying capital (2)+(3)+(4)-(5)     4,687.7             (322.5)       (138.3)      5,010.2        4,826.0

 (7)   Risk-adjusted assets                        44,903.0           (3,754.8)     (1,366.2)     48,657.8       46,269.2
-------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                             (The Bank of Tokyo-Mitsubishi, Ltd)

2    Loan Portfolio and Other

     1.   Risk-Monitored Loans

          (Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans)

          [Consolidated]

                                                                                                                (in millions of yen)
        ----------------------------------------------------------------------------------------------------------------------------
                                               As of             Increase/           Increase/            As of           As of
                                              March 31,          (Decrease)         (Decrease)          March 31,     September 30,
                                               2003 (A)          (A) - (B)           (A) - (C)           2002 (B)        2002 (C)
        ----------------------------------------------------------------------------------------------------------------------------

         Loans to customers in bankruptcy         53,709          (59,868)           (28,602)             113,577            82,311
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                          923,229         (568,462)          (205,748)           1,491,691         1,128,978
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually             18,078              293              4,475               17,785            13,603
         past due 3 months or more
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                      977,483         (557,931)          (447,826)           1,535,415         1,425,310
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                 1,972,501       (1,185,969)          (677,702)           3,158,470         2,650,203
         ---------------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted            38,668,577       (1,326,316)           525,774           39,994,893        38,142,802
        ----------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy           0.13%           (0.14)%            (0.07)%               0.28%             0.21%
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                             2.38%           (1.34)%            (0.57)%               3.72%             2.95%
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually               0.04%            0.00%              0.01%                0.04%             0.03%
         past due 3 months or more
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                         2.52%           (1.31)%            (1.20)%               3.83%             3.73%
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                      5.10%           (2.79)%            (1.84)%               7.89%             6.94%
         ---------------------------------------------------------------------------------------------------------------------------


        [Non-Consolidated]
                                                                                                                (in millions of yen)
        ----------------------------------------------------------------------------------------------------------------------------
                                                   As of           Increase/         Increase/            As of            As of
                                                March 31,         (Decrease)        (Decrease)          March 31,      September 30,
                                                 2003 (A)          (A) - (B)         (A) - (C)           2002 (B)         2002 (C)
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy         47,352          (42,230)           (15,210)              89,583            62,563
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                          825,467         (601,716)          (239,390)           1,427,183         1,064,857
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually             17,085            1,023              5,774               16,062            11,311
         past due 3 months or more
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                    1,038,848         (481,378)          (421,844)           1,520,227         1,460,693
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                 1,928,753       (1,124,302)          (670,671)           3,053,056         2,599,425
         ---------------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted            34,724,836         (895,980)           561,391           35,620,817        34,163,445
        ----------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy           0.13%           (0.11)%            (0.04)%               0.25%             0.18%
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                             2.37%           (1.62)%            (0.73)%               4.00%             3.11%
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually               0.04%            0.00%              0.01%                0.04%             0.03%
         past due 3 months or more
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                         2.99%           (1.27)%            (1.28)%               4.26%             4.27%
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                      5.55%           (3.01)%            (2.05)%               8.57%             7.60%
         ---------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

Classification of risk-monitored Loans

Classification by geographic area

[Consolidated]                                                                                                (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                       As of               Increase/            Increase/             As of               As of
                                     March 31,            (Decrease)            (Decrease)          March 31,        September 30,
                                     2003 (A)              (A) - (B)            (A) - (C)           2002 (B)           2002 (C)
----------------------------------------------------------------------------------------------------------------------------------

Domestic*                           1,636,411            (1,205,670)            (705,656)          2,842,081             2,342,067
----------------------------------------------------------------------------------------------------------------------------------
Overseas*                             336,090                19,701               27,953             316,388               308,136
      ----------------------------------------------------------------------------------------------------------------------------
      Asia                             56,710               (59,019)             (14,427)            115,729                71,137
            ----------------------------------------------------------------------------------------------------------------------
            Indonesia                  12,431               (23,147)             (12,701)             35,579                25,133
            Thailand                   10,879               (26,897)             (15,496)             37,776                26,375
            Hong Kong                  13,064                 1,677               10,482              11,386                 2,581
            Other                      20,335               (10,652)               3,288              30,987                17,047
      ----------------------------------------------------------------------------------------------------------------------------
      United States of America        175,847                36,829               49,071             139,017               126,775
      Other                           103,532                41,890               (6,690)             61,641               110,222
----------------------------------------------------------------------------------------------------------------------------------
Total                               1,972,501            (1,185,969)            (677,702)          3,158,470             2,650,203
----------------------------------------------------------------------------------------------------------------------------------

Note:*      "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]                                                                                                (in millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                               As of            Increase/          Increase/            As of            As of
                                             March 31,         (Decrease)          (Decrease)         March 31,      September 30,
                                             2003 (A)           (A) - (B)          (A) - (C)          2002 (B)          2002 (C)
----------------------------------------------------------------------------------------------------------------------------------
Domestic*                                    1,636,411         (1,205,670)          (705,656)         2,842,081          2,342,067
    ------------------------------------------------------------------------------------------------------------------------------
    Manufacturing                              203,095           (158,468)          (112,451)           361,563            315,546
    Construction                               118,934           (118,512)           (76,583)           237,446            195,518
    Wholesale and Retail                       399,097           (215,650)          (155,141)           614,747            554,239
    Banks and other financial institutions      17,087            (52,138)           (41,429)            69,226             58,516
    Real estate                                436,237           (440,708)          (195,960)           876,946            632,198
    Services                                   173,784           (159,175)          (102,456)           332,959            276,241
    Other industries                            70,001            (22,346)            (3,304)            92,347             73,305
    Consumer                                   218,172            (38,671)           (18,328)           256,844            236,501
----------------------------------------------------------------------------------------------------------------------------------
Overseas*                                      336,090             19,701             27,953            316,388            308,136
    ------------------------------------------------------------------------------------------------------------------------------
    Banks and other financial institutions       6,122            (14,076)            (2,932)            20,198              9,055
    Commercial and industrial                  323,635             37,691             30,675            285,944            292,960
    Other                                        6,331             (3,914)               210             10,245              6,120
----------------------------------------------------------------------------------------------------------------------------------
Total                                        1,972,501         (1,185,969)          (677,702)         3,158,470          2,650,203
----------------------------------------------------------------------------------------------------------------------------------

Note:*      "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2. Allowance for Loan Losses

 [Consolidated]                                                                                                 (in millions of yen)
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                  As of        Increase/     Increase/      As of         As of
                                                                 March 31,     (Decrease)    (Decrease)    March 31,  September 30,
                                                                 2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2002 (C)
 ----------------------------------------------------------------------------------------------------------------------------------

 Allowance for loan losses                                     1,016,265      (243,397)      (106,278)      1,259,662     1,122,543
    -------------------------------------------------------------------------------------------------------------------------------
    Formula allowance for loan losses                            664,572        36,000        (15,734)        628,572       680,307
    -------------------------------------------------------------------------------------------------------------------------------
    Specific allowance for loan losses                           339,141      (266,026)       (89,331)        605,168       428,472
    -------------------------------------------------------------------------------------------------------------------------------
    Allowance for loans to specific foreign borrowers             12,551       (13,370)        (1,212)         25,921        13,763
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 Reserve for losses on real estate-collateralized loans sold          -         (7,233)        (1,687)          7,233         1,687
 ----------------------------------------------------------------------------------------------------------------------------------

 [Non-Consolidated]                                                                                            (in millions of yen)
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                 As of        Increase/     Increase/        As of        As of
                                                                March 31,     (Decrease)    (Decrease)     March 31,  September 30,
                                                                2003 (A)      (A) - (B)     (A) - (C)       2002 (B)     2002 (C)
 ----------------------------------------------------------------------------------------------------------------------------------
 Allowance for loan losses                                       809,374      (226,459)       (94,218)      1,035,833       903,592
    -------------------------------------------------------------------------------------------------------------------------------
    Formula allowance for loan losses                            506,566        49,698         (9,832)        456,867       516,399
    -------------------------------------------------------------------------------------------------------------------------------
    Specific allowance for loan losses                           290,256      (262,787)       (83,173)        553,043       373,429
    -------------------------------------------------------------------------------------------------------------------------------
    Allowance for loans to specific foreign borrowers             12,551       (13,370)        (1,212)         25,921        13,763
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 Reserve for financial assistance to specific borrowers               -              -        (10,336)              -        10,336
 ----------------------------------------------------------------------------------------------------------------------------------
 Reserve for losses on real estate-collateralized loans sold          -         (7,233)        (1,687)          7,233         1,687
 ----------------------------------------------------------------------------------------------------------------------------------


3. Coverage Ratio against Risk-Monitored Loans

 [Consolidated]                                                                                          (in millions of yen)
 ----------------------------------------------------------------------------------------------------------------------------
                                            As of           Increase/         Increase/            As of            As of
                                          March 31,         (Decrease)        (Decrease)         March 31,      September 30,
                                           2003 (A)         (A) - (B)         (A) - (C)           2002 (B)        2002 (C)
 ----------------------------------------------------------------------------------------------------------------------------
 Allowance for loan losses(a)             1,016,265         (243,397)          (106,278)         1,259,662         1,122,543
 ----------------------------------------------------------------------------------------------------------------------------
 Risk-monitored loans(b)                  1,972,501       (1,185,969)          (677,702)         3,158,470         2,650,203
 ----------------------------------------------------------------------------------------------------------------------------
 Coverage ratio(a)/(b)                        51.52%           11.63%              9.16%             39.88%            42.35%
 ----------------------------------------------------------------------------------------------------------------------------


 [Non-Consolidated]                                                                                      (in millions of yen)
 ----------------------------------------------------------------------------------------------------------------------------
                                           As of            Increase/         Increase/            As of            As of
                                         March 31,          (Decrease)        (Decrease)         March 31,      September 30,
                                          2003 (A)          (A) - (B)         (A) - (C)           2002 (B)        2002 (C)
 ----------------------------------------------------------------------------------------------------------------------------
 Allowance for loan losses (a)             809,374          (226,459)           (94,218)         1,035,833           903,592
 ----------------------------------------------------------------------------------------------------------------------------
 Risk-monitored loans (b)                1,928,753        (1,124,302)          (670,671)         3,053,056         2,599,425
 ----------------------------------------------------------------------------------------------------------------------------
 Coverage ratio (a)/(b)                      41.96%             8.03%              7.20%             33.92%            34.76%
 ----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

4. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

 [Non-Consolidated]                                                                                         (in millions of yen)
 -------------------------------------------------------------------------------------------------------------------------------
                                                             As of       Increase/      Increase/       As of          As of
                                                           March 31,     (Decrease)    (Decrease)     March 31,    September 30,
                                                            2003 (A)     (A) - (B)      (A) - (C)      2002 (B)       2002 (C)
 -------------------------------------------------------------------------------------------------------------------------------
 Claims to bankrupt and substantially bankrupt debtors       136,659      (185,686)     (204,931)       322,345         341,590
 -------------------------------------------------------------------------------------------------------------------------------
 Claims under high risk                                      772,000      (670,060)     (213,329)     1,442,061         985,329
 -------------------------------------------------------------------------------------------------------------------------------
 Claims under close observation                            1,055,933      (480,355)     (416,070)     1,536,289       1,472,004
 -------------------------------------------------------------------------------------------------------------------------------
 Total (1)                                                 1,964,593    (1,336,102)     (834,331)     3,300,695       2,798,925
 -------------------------------------------------------------------------------------------------------------------------------

 -------------------------------------------------------------------------------------------------------------------------------
 Normal claims                                            37,400,369    (1,000,002)      516,803     38,400,371      36,883,565
 -------------------------------------------------------------------------------------------------------------------------------

5. Status of Secured Coverage on Disclosed Claims under the FRL


 [Non-Consolidated]                                                                                           (in millions of yen)
 ---------------------------------------------------------------------------------------------------------------------------------
                                                                As of       Increase/      Increase/       As of         As of
                                                              March 31,     (Decrease)    (Decrease)     March 31,   September 30,
                                                               2003 (A)     (A) - (B)      (A) - (C)      2002 (B)      2002 (C)
 ---------------------------------------------------------------------------------------------------------------------------------
 Secured coverage amount (2)                                  1,465,684      (988,348)     (659,900)     2,454,033      2,125,585
      ----------------------------------------------------------------------------------------------------------------------------
      Allowance for loan losses                                 498,971      (265,622)     (121,853)       764,594        620,824
      ----------------------------------------------------------------------------------------------------------------------------
      Reserve for financial support to specific borrowers             -             -             -              -              -
      ----------------------------------------------------------------------------------------------------------------------------
      Collateral, guarantees, etc.                              966,712      (722,726)     (538,047)     1,689,439      1,504,760
 ---------------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------------------------
 Secured coverage ratio (2)/(1)                                  74.60%          0.25%        (1.33)%        74.34%         75.94%
 ---------------------------------------------------------------------------------------------------------------------------------

 Secured Coverage of Each Category of Disclosed Claims under the FRL

 [Non-Consolidated]                                                                                            (in millions of yen)
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                      Reserve for     Collectable
                                                                      financial       amount by
                                                                      support to      collateralized   Coverage ratio Coverage ratio
 Category                               Disclosed   Allowance for     specific        and guaranteed   [(B)+(C)]/     [(B)+(C)+(D)]/
                                        amount(A)   loan losses (B)   borrowers (C)   loans (D)        [(A)-(D)]      (A)
 -----------------------------------------------------------------------------------------------------------------------------------
 Claims to bankrupt and
   substantially bankrupt debtors       136,659         11,460                  -           125,198          100.00%        100.00%
                                       [322,345]       [62,345]                 -          [259,999]        [100.00%]      [100.00%]
 -----------------------------------------------------------------------------------------------------------------------------------
 Claims under high risk                 772,000        267,551                  -           364,388           65.63%         81.85%
                                     [1,442,061]      [486,938]                 -          [643,242]         [60.95%]       [78.37%]
 -----------------------------------------------------------------------------------------------------------------------------------
 Claims under close observation       1,055,933        219,959                  -           477,126           38.00%         66.01%
                                     [1,536,289]      [215,309]                 -          [786,196]         [28.70%]       [65.18%]
 -----------------------------------------------------------------------------------------------------------------------------------
 Sub total (1)                        1,964,593        498,971                  -           966,712           50.00%         74.60%
                                     [3,300,695]      [764,594]                 -        [1,689,439]         [47.45%]       [74.34%]
 -----------------------------------------------------------------------------------------------------------------------------------
 Normal claims                       37,400,369
                                    [38,400,371]
 -----------------------------------------------------------------------------------------------------------------------------------
 Total (2)                           39,364,962
                                    [41,701,067]
 -----------------------------------------------------------------------------------------------------------------------------------
 Sub total (1) / Total (2)                 4.99%
                                          [7.91%]
 -----------------------------------------------------------------------------------------------------------------------------------
Note: The upper figures are as of March 31, 2003. The lower figures with bracket are as of March 31, 2002.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

6. Progress in the Disposal of Problem Assets [Non-Consolidated] (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                              (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           As of          As of         As of         As of        As of          As of      -------
                                       September 30,    March 31,   September 30,   March 31,  September 30,    March 31,    (b)-(a)
                                            2000           2001         2001          2002       2002 (a)       2003 (b)
------------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
 bankrupt debtors                           274.3         144.3        150.6         144.9        210.9           38.7       (172.1)
------------------------------------------------------------------------------------------------------------------------------------
Claims under high risk                    1,053.5         944.9        758.4         538.4        193.6           13.5       (180.0)
------------------------------------------------------------------------------------------------------------------------------------
Total                                     1,327.8       1,089.2        909.0         683.4        404.6           52.3       (352.2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (A)         (B)

     Progress in the disposal of problem assets             (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Disposition by borrowers' liquidation                                 120.3
     ---------------------------------------------------------------------------
     Re-constructive disposition                                            15.2
     ---------------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                               -
     ---------------------------------------------------------------------------
     Loan sales to secondary market                                         68.4
     ---------------------------------------------------------------------------
     Charge-off                                                             11.9
     ---------------------------------------------------------------------------
     Other                                                                 136.2
          ----------------------------------------------------------------------
          Collection of claims                                              20.6
          ----------------------------------------------------------------------
          Improvements in financial status                                 115.6
     ---------------------------------------------------------------------------
     Total                                                                 352.2 (B)
     ---------------------------------------------------------------------------

     Above (A) includes the following figures which facilitates the final disposal of problem loans.

                                                            (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Legal liquidation                                                      18.4
     ---------------------------------------------------------------------------
     Quasi-legal liquidation                                                   -
     ---------------------------------------------------------------------------
     Split-off of problem loans                                                -
     ---------------------------------------------------------------------------
     Partial charge-off of smaller balance loans                             6.2
     ---------------------------------------------------------------------------
     Entrust through the managed trust method to the
     Resolution and Collection Corporation                                     -
     ---------------------------------------------------------------------------
     Total                                                                  24.6
     ---------------------------------------------------------------------------


(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL               (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                        As of         As of             As of             As of             As of            -------
                                       March 31,   September 30,       March 31,       September 30,       March 31,         (b)-(a)
                                         2001          2001             2002            2002 (a)          2003 (b)
------------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                        106.8          98.3              94.3              44.0              24.9             (19.1)
------------------------------------------------------------------------------------------------------------------------------------
Claims under high risk                  635.3         575.4             447.4             269.3             127.8            (141.4)
------------------------------------------------------------------------------------------------------------------------------------
Total                                   742.1         673.7             541.8             313.3             152.7            (160.6)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (C)               (D)

     Progress in the disposal of problem assets             (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Disposition by borrowers' liquidation                                  10.5
     ---------------------------------------------------------------------------
     Re-constructive disposition                                             3.2
     ---------------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                             9.1
     ---------------------------------------------------------------------------
     Loan sales to secondary market                                         46.0
     ---------------------------------------------------------------------------
     Charge-off                                                             29.4
     ---------------------------------------------------------------------------
     Other                                                                  62.2
          ----------------------------------------------------------------------
          Collection of claims                                              48.0
          ----------------------------------------------------------------------
          Improvements in financial status                                  14.1
     ---------------------------------------------------------------------------
     Total                                                                 160.6 (D)
     ---------------------------------------------------------------------------

     Above (C) includes the following figures which facilitates the final disposal of problem loans.
                                                            (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Legal liquidation                                                       1.6
     ---------------------------------------------------------------------------
     Quasi-legal liquidation                                                   -
     ---------------------------------------------------------------------------
     Split-off of problem loans                                                -
     ---------------------------------------------------------------------------
     Partial charge-off of smaller balance loans                             6.6
     ---------------------------------------------------------------------------
     Entrust through the managed trust method to the
     Resolution and Collection Corporation                                     -
     ---------------------------------------------------------------------------
     Total                                                                   8.2
     ---------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(3)  Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL         (in billions of yen)
     -------------------------------------------------------------------------------------------------------------------------
                                                       As of            As of           As of           As of          -------
                                                   September 30,      March 31,     September 30,     March 31,        (b)-(a)
                                                       2001              2002          2002 (a)        2003 (b)
     -------------------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                                   27.1            25.6            26.4            15.6            (10.8)
     -------------------------------------------------------------------------------------------------------------------------
     Claims under high risk                            257.0           140.1            79.9            31.3            (48.6)
     -------------------------------------------------------------------------------------------------------------------------
     Total                                             284.2           165.8           106.3            46.9            (59.4)
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                        (E)             (F)

     Progress in the disposal of problem assets             (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Disposition by borrowers' liquidation                                   0.7
     ---------------------------------------------------------------------------
     Re-constructive disposition                                            10.6
     ---------------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                               -
     ---------------------------------------------------------------------------
     Loan sales to secondary market                                         21.4
     ---------------------------------------------------------------------------
     Charge-off                                                              8.7
     ---------------------------------------------------------------------------
     Other                                                                  17.7
     ---------------------------------------------------------------------------
          Collection of claims                                              15.0
          ----------------------------------------------------------------------
          Improvements in financial status                                   2.6
     ---------------------------------------------------------------------------
     Total                                                                  59.4 (F)
     ---------------------------------------------------------------------------

     Above (E) includes the following figures which facilitates the final disposal of problem loans.

                                                            (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Legal liquidation                                                       4.0
     ---------------------------------------------------------------------------
     Quasi-legal liquidation                                                   -
     ---------------------------------------------------------------------------
     Split-off of problem loans                                                -
     ---------------------------------------------------------------------------
     Partial charge-off of smaller balance loans                            10.3
     ---------------------------------------------------------------------------
     Entrust through the managed trust method to the
     Resolution and Collection Corporation                                     -
     ---------------------------------------------------------------------------
     Total                                                                  14.4
     ---------------------------------------------------------------------------


(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                                                 (in billions of yen)
     ----------------------------------------------------------------------------------------------------------------
                                                      As of               As of              As of            -------
                                                    March 31,         September 30,        March 31,          (b)-(a)
                                                      2002               2002 (a)           2003 (b)
     ----------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                                  57.3               35.4               13.1              (22.3)
     ----------------------------------------------------------------------------------------------------------------
     Claims under high risk                           315.9              162.4               94.0              (68.4)
     ----------------------------------------------------------------------------------------------------------------
     Total                                            373.2              197.9              107.1              (90.8)
     ----------------------------------------------------------------------------------------------------------------
                                                                                            (G)                (H)

     Progress in the disposal of problem assets             (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Disposition by borrowers' liquidation                                   1.3
     ---------------------------------------------------------------------------
     Re-constructive disposition                                            13.0
     ---------------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                               -
     ---------------------------------------------------------------------------
     Loan sales to secondary market                                         33.0
     ---------------------------------------------------------------------------
     Charge-off                                                             12.5
     ---------------------------------------------------------------------------
     Other                                                                  30.8
     ---------------------------------------------------------------------------
          Collection of claims                                              25.9
          ----------------------------------------------------------------------
          Improvements in financial status                                   4.8
     ---------------------------------------------------------------------------
     Total                                                                  90.8 (H)
     ---------------------------------------------------------------------------

     Above (G) includes the following figures which facilitates the final disposal of problem loans.

                                                            (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Legal liquidation                                                       2.1
     ---------------------------------------------------------------------------
     Quasi-legal liquidation                                                   -
     ---------------------------------------------------------------------------
     Split-off of problem loans                                                -
     ---------------------------------------------------------------------------
     Partial charge-off of smaller balance loans                             8.4
     ---------------------------------------------------------------------------
     Entrust through the managed trust method to the
     Resolution and Collection Corporation                                     -
     ---------------------------------------------------------------------------
     Total                                                                  10.5
     ---------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)


(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                          (in billions of yen)
----------------------------------------------------------------------------------------------
                                              As of                 As of              -------
                                             September 30,         March 31,           (b)-(a)
                                               2002 (a)             2003 (b)
----------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                 24.6               19.0                 (5.5)
----------------------------------------------------------------------------------------------
Claims under high risk                          279.9              124.2               (155.6)
----------------------------------------------------------------------------------------------
Total                                           304.5              143.3               (161.2)
----------------------------------------------------------------------------------------------
                                                                   (I)                 (J)

     Progress in the disposal of problem assets             (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Disposition by borrowers' liquidation                                   4.4
     ---------------------------------------------------------------------------
     Re-constructive disposition                                            13.2
     ---------------------------------------------------------------------------
     Improvements in financial status due to
     re-constructive disposition                                               -
     ---------------------------------------------------------------------------
     Loan sales to secondary market                                         40.4
     ---------------------------------------------------------------------------
     Charge-off                                                              5.9
     ---------------------------------------------------------------------------
     Other                                                                  97.1
     ---------------------------------------------------------------------------
          Collection of claims                                              86.7
          ----------------------------------------------------------------------
          Improvements in financial status                                  10.3
     ---------------------------------------------------------------------------
     Total                                                                 161.2 (J)
     ---------------------------------------------------------------------------

     Above (I) includes the following figures which facilitates the final disposal of problem loans.

                                                            (in billions of yen)
     ---------------------------------------------------------------------------
                                                      Second half of fiscal 2002
     ---------------------------------------------------------------------------
     Legal liquidation                                                       9.8
     ---------------------------------------------------------------------------
     Quasi-legal liquidation                                                   -
     ---------------------------------------------------------------------------
     Split-off of problem loans                                                -
     ---------------------------------------------------------------------------
     Partial charge-off of smaller balance loans                             6.9
     ---------------------------------------------------------------------------
     Entrust through the managed trust method to the
     Resolution and Collection Corporation                                     -
     ---------------------------------------------------------------------------
     Total                                                                  16.7
     ---------------------------------------------------------------------------


(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                            (in billions of yen)
     ---------------------------------------------------------------------------
                                                            As of March 31, 2003
     ---------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                                                       25.1
     ---------------------------------------------------------------------------
     Claims under high risk                                                380.9
     ---------------------------------------------------------------------------
     Total                                                                 406.1
     ---------------------------------------------------------------------------

 Histrical trend of problem assets based on the FRL                                                             (in billions of yen)
 -----------------------------------------------------------------------------------------------------------------------------------
                                              As of         As of        As of         As of        As of         As of     --------
                                          September 30,   March 31,  September 30,   March 31,  September 30,   March 31,   (b)-(a)
                                              2000           2001         2001          2002       2002 (a)     2003 (b)
 -----------------------------------------------------------------------------------------------------------------------------------
 Claims to bankrupt and substantially
 bankrupt debtors                              274.3        251.2        276.1         322.3        341.5         136.6      (204.9)
 -----------------------------------------------------------------------------------------------------------------------------------
 Claims under high risk                      1,053.5      1,580.2      1,590.9       1,442.0        985.3         772.0      (213.3)
 -----------------------------------------------------------------------------------------------------------------------------------
 Total                                       1,327.8      1,831.4      1,867.0       1,764.4      1,326.9         908.6      (418.2)
 -----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Classification of Loans by Type of Industry

(1) Loans by type of industry  [Non-Consolidated]                                                               (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                     As of           Increase/        Increase/           As of            As of
                                                   March 31,        (Decrease)       (Decrease)         March 31,      September 30,
                                                   2003 (A)          (A) - (B)        (A) - (C)         2002 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
  booked at offshore markets)                      29,656,931          (194,264)         680,151        29,851,195       28,976,779
------------------------------------------------------------------------------------------------------------------------------------
      Manufacturing                                 4,304,829          (288,853)        (181,059)        4,593,682        4,485,888
      Agriculture                                      14,021            (3,105)          (1,163)           17,126           15,184
      Forestry                                          5,325              (330)              41             5,655            5,284
      Fishery                                           2,654              (403)            (403)            3,057            3,057
      Mining                                           33,449            (7,672)            (971)           41,121           34,420
      Construction                                    956,403          (209,055)         (93,202)        1,165,458        1,049,605
      Utilities                                       265,547             1,996           19,977           263,551          245,570
      Media and Communication                         650,340          (567,761)        (559,363)        1,218,101        1,209,703
      Wholesale and Retail                          4,402,155          (378,244)        (282,321)        4,780,399        4,684,476
      Banks and other financial institutions        1,891,000          (414,681)        (216,240)        2,305,681        2,107,240
      Real estate                                   3,431,293          (212,966)         (39,150)        3,644,259        3,470,443
      Services                                      4,105,321           476,854          631,741         3,628,467        3,473,580
      Municipal government                             32,709             2,578            1,042            30,131           31,667
      Other industries                              9,561,885         1,407,377        1,401,222         8,154,507        8,160,662
------------------------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
       at offshore markets                          5,067,905          (701,716)        (118,760)        5,769,622        5,186,665
------------------------------------------------------------------------------------------------------------------------------------
                     Total                         34,724,836          (895,980)         561,391        35,620,817       34,163,445
------------------------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans   [Non-Consolidated]                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             As of             Increase/          Increase/             As of              As of
                                           March 31,          (Decrease)         (Decrease)           March 31,        September 30,
                                           2003 (A)            (A) - (B)          (A) - (C)           2002 (B)            2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                7,199,314             459,437            185,029           6,739,877          7,014,285
------------------------------------------------------------------------------------------------------------------------------------
    Housing loans                            6,693,677             523,964            216,503           6,169,713          6,477,174
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                     505,637             (64,527)           (31,474)            570,164            537,111
------------------------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies   [Non-Consolidated]                                     (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                        As of          Increase/       Increase/           As of           As of
                                                      March 31,       (Decrease)      (Decrease)         March 31,     September 30,
                                                      2003 (A)         (A) - (B)       (A) - (C)         2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies     17,200,890       (803,853)        (71,785)      18,004,743      17,272,676
------------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                          57.99%         (2.31)%         (1.60)%          60.31%          59.60%
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Loans and Deposits [Non-Consolidated]

                                                                                                       (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                 As of            Increase/         Increase/           As of              As of
                                               March 31,         (Decrease)        (Decrease)         March 31,        September 30,
                                                2003 (A)          (A) - (B)         (A) - (C)          2002 (B)          2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Deposits (ending balance)                  47,827,174         2,485,120         2,111,520         45,342,053        45,715,654
    --------------------------------------------------------------------------------------------------------------------------------
    Deposits (average balance)                 46,254,741         2,922,918           730,712         43,331,822        45,524,028
    --------------------------------------------------------------------------------------------------------------------------------
    Loans (ending balance)                     34,724,836          (895,980)          561,391         35,620,817        34,163,445
    --------------------------------------------------------------------------------------------------------------------------------
    Loans (average balance)                    34,818,393           460,943           253,258         34,357,449        34,565,134
    --------------------------------------------------------------------------------------------------------------------------------

9. Domestic Deposits [Non-Consolidated]

                                                                                                                (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                         As of              Increase/           Increase/             As of                As of
                                       March 31,           (Decrease)          (Decrease)           March 31,          September 30,
                                        2003 (A)            (A) - (B)           (A) - (C)            2002 (B)            2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Individuals                        25,483,181           2,218,763           1,099,211           23,264,417          24,383,970
    --------------------------------------------------------------------------------------------------------------------------------
    Corporations and others            16,844,358             844,554             882,143           15,999,804          15,962,215
    --------------------------------------------------------------------------------------------------------------------------------
    Domestic deposits                  42,327,540           3,063,318           1,981,354           39,264,221          40,346,185
    --------------------------------------------------------------------------------------------------------------------------------

    Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

10. Number of Employees [Non-Consolidated]

    --------------------------------------------------------------------------------------------------------------------------------
                                         As of              Increase/           Increase/             As of                As of
                                       March 31,           (Decrease)          (Decrease)           March 31,          September 30,
                                        2003 (A)            (A) - (B)           (A) - (C)            2002 (B)            2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Number of Employees                  15,179                (541)               (673)              15,720              15,852
    --------------------------------------------------------------------------------------------------------------------------------

11. Number of Offices [Non-Consolidated]

    --------------------------------------------------------------------------------------------------------------------------------
                                           As of              Increase/           Increase/             As of              As of
                                         March 31,           (Decrease)          (Decrease)           March 31,        September 30,
                                          2003 (A)            (A) - (B)           (A) - (C)            2002 (B)          2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Domestic:                                 282                 (14)                 (5)                 296               287
          --------------------------------------------------------------------------------------------------------------------------
          Head office and Branches            260                 (10)                 (3)                 270               263
          Sub Branches & Agencies              22                  (4)                 (2)                  26                24
    --------------------------------------------------------------------------------------------------------------------------------
    Overseas:                                  72                  (3)                 (3)                  75                75
          --------------------------------------------------------------------------------------------------------------------------
          Branches                             42                  (2)                 (2)                  44                44
          Sub - branches                       13                  (1)                 (1)                  14                14
          Representative offices               17                   -                   -                   17                17
    --------------------------------------------------------------------------------------------------------------------------------
    Total                                     354                 (17)                 (8)                 371               362
    --------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

12. Earning Projections for the Fiscal Year Ending March 31, 2004

    [Consolidated]
                                                            (in billions of yen)
    ----------------------------------------------------------------------------
                                      For the year ending     For the year ended
                                         March 31, 2004         March 31, 2003
    ----------------------------------------------------------------------------
        Ordinary income                         2,300.0                2,186.1
    ----------------------------------------------------------------------------
        Ordinary Profit (loss)                    300.0                 (272.6)
    ----------------------------------------------------------------------------
        Net income (loss)                         155.0                 (138.1)
    ----------------------------------------------------------------------------



     [Non-consolidated]
                                                            (in billions of yen)
    ----------------------------------------------------------------------------
                                      For the year ending     For the year ended
                                         March 31, 2004         March 31, 2003
    ----------------------------------------------------------------------------
        Operating income                        1,700.0                1,611.2
    ----------------------------------------------------------------------------
        Ordinary profit (loss)                    185.0                 (300.0)
    ----------------------------------------------------------------------------
        Net income (loss)                         115.0                  (92.1)
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
        Net business profits before
        provision for formula allowance
        for loan losses                           540.0                  511.5
    ----------------------------------------------------------------------------

                                                                            MTFG



                         Selected Financial Information
                              under Japanese GAAP

                    For the Fiscal Year Ended March 31, 2003












                  The Mitsubishi Trust and Banking Corporation

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


                                   [Contents]

       1  Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2003

       1. Consolidated Balance Sheets                                                                                    ........ 37
       2. Consolidated Statements of Operations                                                                          ........ 38
       3. Consolidated Statement of Capital Surplus and Retained Earnings                                                ........ 39
       4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives                ........ 40
                                                                                                          [Consolidated]
       5. Comparison of Statement of Trust Assets and Liabilities                     [Trust], [Non-Consolidated]        ........ 43
       6. Financial Results                                                           [Consolidated], [Non-Consolidated] ........ 46
       7. Average interest rate spread                                                [Non-Consolidated]                 ........ 48
       8. Valuation Differences on Securities                                        [Consolidated], [Trust]             ........ 48
       9. Risk-Adjusted Capital Ratio Based on the Standards of the BIS              [Consolidated]                      ........ 49


     2 Loan Portfolio and Other

       1. Risk-Monitored Loans                                                [Consolidated], [Non-Consolidated], [Trust]........ 50
                                                                 [Consolidated and Trust], [Non-Consolidated and Trust]
       2. Allowance for Loan Losses                                           [Consolidated], [Non-Consolidated], [Trust]........ 53
       3. Coverage Ratio against Risk-Monitored Loans                                [Consolidated], [Non-Consolidated]  ........ 53
       4. Disclosed Claims under the Financial Reconstruction Law (the "FRL")        [Non-Consolidated], [Trust]         ........ 54
                                                                                     [Non-Consolidated and Trust]
       5. Status of Secured Coverage on Disclosed Claims under the FRL               [Non-Consolidated], [Trust]         ........ 55
                                                                                     [Non-Consolidated and Trust]
       6. Progress in the Disposal of Problem Assets                                 [Non-Consolidated and Trust]        ........ 57
       7. Classification of Loans by Type of Industry                                [Non-Consolidated], [Trust]         ........ 60
                                                                                     [Non-Consolidated and Trust]
       8. Loans and Deposits                                                         [Non-Consolidated]                  ........ 63
       9. Domestic Deposits                                                          [Non-Consolidated]                  ........ 63
       10. Number of Employees                                                       [Non-Consolidated]                  ........ 63
       11. Number of Offices                                                         [Non-Consolidated]                  ........ 63
       12. Earning Projections for the Fiscal Year ending March 31, 2004             [Consolidated], [Non-Consolidated]  ........ 64


                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

    1   Financial Highlights under Japanese GAAP for the Fiscal Year Ended March
     31, 2003

    (Japanese GAAP)


    1.  Consolidated Balance Sheets

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                    As of March 31,                       Increase/
                                                                              2003(A)               2002(B)              (Decrease)
    (in millions of yen)                                                                                                  (A) - (B)
    --------------------------------------------------------------------------------------------------------------------------------
    Assets:
      Cash and due from banks                                                1,333,630             1,023,093                310,536
      Call loans and bills bought                                              256,132               300,000                (43,867)
      Receivables under securities borrowing transactions                    1,535,155                     -              1,535,155
      Commercial paper and other debt purchased                                 16,418                 9,175                  7,243
      Trading assets                                                           350,573               427,000                (76,426)
      Money held in trust                                                        9,675                     -                  9,675
      Investment securities                                                  7,577,895             6,757,663                820,231
      Loans and bills discounted                                             8,287,748             9,081,942               (794,193)
      Foreign exchanges                                                         19,228                14,256                  4,971
      Pledged money for securities borrowing transactions                            -             1,580,670             (1,580,670)
      Other assets                                                           1,143,264             1,175,019                (31,754)
      Premises and equipment                                                   184,212               186,968                 (2,756)
      Deferred tax assets                                                      353,929               249,468                104,460
      Deferred tax assets on land revaluation losses                             1,593                 4,985                 (3,391)
      Customers' liabilities for acceptances and guarantees                    410,230               490,893                (80,663)
      Allowance for loan losses                                               (281,027)             (399,978)               118,950
    --------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                      21,198,661            20,901,159                297,501
    ================================================================================================================================
    Liabilities:
      Deposits                                                              10,986,946            11,250,776               (263,829)
      Negotiable certificates of deposit                                     1,453,650             1,283,592                170,057
      Call money and bills sold                                              1,125,546               895,608                229,938
      Payables under repurchase agreements                                     333,746               468,757               (135,011)
      Payables under securities lending transactions                         2,601,972                     -              2,601,972
      Commercial paper                                                         451,000               460,000                 (9,000)
      Trading liabilities                                                      125,897               109,665                 16,232
      Borrowed money                                                           220,247               240,958                (20,711)
      Foreign exchanges                                                         20,280                23,359                 (3,079)
      Bonds and notes                                                          358,600               354,600                  4,000
      Due to trust account                                                   1,401,617             2,282,224               (880,607)
      Pledged money for securities lending transactions                              -             1,251,772             (1,251,772)
      Other liabilities                                                      1,000,431             1,020,331                (19,900)
      Reserve for employees' bonuses                                             4,418                 4,042                    376
      Reserve for employees' retirement benefits                                 9,261                13,157                 (3,896)
      Reserve for losses on real estate-collateralized loans sold                    -                   342                   (342)
      Reserve for expenses related to EXPO 2005 Japan                               19                     -                     19
      Deferred tax liabilities                                                      51                    68                    (16)
      Deferred tax liabilities on land revaluation excess                          196                   190                      6
      Acceptances and guarantees                                               410,230               490,893                (80,663)
    --------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                 20,504,115            20,150,342                353,772
    --------------------------------------------------------------------------------------------------------------------------------
    Minority interest                                                            2,951                 4,129                 (1,178)
    --------------------------------------------------------------------------------------------------------------------------------
    Shareholder's equity:
      Capital stock                                                            324,279               305,143                 19,135
      Capital surplus                                                          274,752               255,617                 19,135
      Retained earnings                                                        102,888               210,676               (107,787)
      Land revaluation excess                                                   (2,071)               (7,700)                 5,629
      Unrealized gains (losses) on securities available for sale                (3,228)              (13,396)                10,167
      Foreign currency translation adjustments                                  (5,025)               (3,653)                (1,371)
    --------------------------------------------------------------------------------------------------------------------------------
          Total shareholder's equity                                           691,594               746,687                (55,092)
    --------------------------------------------------------------------------------------------------------------------------------
          Total liabilities, minority interest
              and shareholder's equity                                       21,198,661            20,901,159                297,501
    ================================================================================================================================

                                       -37-

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

2.  Consolidated Statements of Operations

-------------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended                       Increase/
                                                                              March 31,                        (Decrease)
(in millions of yen)                                               2003(A)                2002(B)               (A) - (B)
-------------------------------------------------------------------------------------------------------------------------
Ordinary income:
     Trust fees                                                      82,927                 96,233               (13,306)
     Interest income:                                               367,962                425,647               (57,684)
         (Interest on loans and discounts)                          128,412                160,143               (31,730)
         (Interest and dividends on securities)                     166,982                168,445                (1,463)
     Fees and commissions                                            54,017                 48,661                 5,355
     Trading profits                                                  3,501                  2,303                 1,197
     Other business income                                           60,104                 32,264                27,839
     Other ordinary income                                           41,098                 58,960               (17,862)
-------------------------------------------------------------------------------------------------------------------------
Total ordinary income                                               609,611                664,072               (54,461)
-------------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
     Interest expense:                                              169,362                242,485               (73,123)
         (Interest on deposits)                                      55,466                110,092               (54,625)
     Fees and commissions                                             7,146                  6,020                 1,125
     Trading losses                                                     248                      -                   248
     Other business expenses                                         54,105                 49,794                 4,311
     General and administrative expenses                            179,737                173,610                 6,126
     Other ordinary expenses                                        399,574                248,644               150,930
-------------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                             810,175                720,556                89,618
-------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                      (200,564)               (56,484)             (144,080)
-------------------------------------------------------------------------------------------------------------------------
Special gains                                                        12,754                 21,450                (8,696)
Special losses                                                       10,412                 59,459               (49,047)
-------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                (198,221)               (94,492)             (103,728)
-------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                  3,989                  3,688                   300
Income taxes-refund                                                   3,839                      -                 3,839
Income taxes-deferred                                              (100,783)               (11,072)              (89,711)
Minority interest                                                      (219)                   548                  (768)
-------------------------------------------------------------------------------------------------------------------------
Net loss                                                            (97,369)               (87,657)               (9,711)
=========================================================================================================================

                                          Mitsubishi Tokyo Financing Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

    (Japanese GAAP)

    3. Consolidated Statement of Capital Surplus and Retained Earnings

    -----------------------------------------------------------------------------------------------------
                                                                                  For the year ended
    (in millions of yen)                                                            March 31, 2003
    -----------------------------------------------------------------------------------------------------

    Balance of capital surplus at beginning of fiscal year                                       255,617

    Increase:                                                                                     19,135

         Issuance of common stock due to capital increase                                         19,135

    -----------------------------------------------------------------------------------------------------
    Balance of capital surplus at end of fiscal year                                             274,752
    -----------------------------------------------------------------------------------------------------

    Balance of retained earnings at beginning of fiscal year                                     210,676

    Decrease:                                                                                   (107,787)

         Net loss                                                                                (97,369)

         Cash dividends                                                                           (4,683)

         Reduction in land revaluation excess                                                     (5,551)

         Decrease in companies accounted for by the equity method                                   (184)

    -----------------------------------------------------------------------------------------------------
    Balance of retained earnings at end of fiscal year                                           102,888
    =====================================================================================================

    Consolidated Statement of Retained Earnings

    -----------------------------------------------------------------------------------------------------
                                                                                  For the year ended
    (in millions of yen)                                                            March 31, 2002
    -----------------------------------------------------------------------------------------------------

    Balance of retained earnings at beginning of fiscal year                                     312,190

    Increase:                                                                                      5,657

         Increase due to merger                                                                    5,271

         Increase in companies accounted for by the equity method                                    385

    Decrease:                                                                                    (19,513)

         Cash dividends                                                                          (19,513)

    Net loss                                                                                     (87,657)
    -----------------------------------------------------------------------------------------------------

    Balance of retained earnings at end of fiscal year                                           210,676
    =====================================================================================================

                                           Mitsubishi Tokyo Financial Group Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

    (Japanese GAAP)

    4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives

    a. Interest rate-related transactions

                                                                                                                (in millions of yen)
       -----------------------------------------------------------------------------------------------------------------------------
                                                                       As of March 31, 2003
                                                  ----------------------------------------------------------------------------------
                                                    Notional principal     with maturity      Market value       Valuation gains
                                                    or contract amount     of over 1 year                            (losses)
       -----------------------------------------------------------------------------------------------------------------------------
       Exchange-traded
       -----------------------------------------------------------------------------------------------------------------------------
                                     sell                                -                  -                  -                   -
               Futures      --------------------------------------------------------------------------------------------------------
                                     buy                            4,741              4,058                 38                  38
           -------------------------------------------------------------------------------------------------------------------------
                                     sell                                -                  -                  -                   -
               Options      --------------------------------------------------------------------------------------------------------
                                     buy                            2,914                   -                 0                  (2)
       -----------------------------------------------------------------------------------------------------------------------------
       Over-the-counter
       -----------------------------------------------------------------------------------------------------------------------------
                            receive-fix/pay-floater             2,740,596          1,516,029            160,295             160,295
                            --------------------------------------------------------------------------------------------------------
               Swaps        receive-floater/pay-fix             2,728,185          1,525,830           (162,073)           (162,073)
                            --------------------------------------------------------------------------------------------------------
                            receive-floater/pay-floater            18,330             18,330                (12)                (12)
           -------------------------------------------------------------------------------------------------------------------------
                                     sell                         162,677            148,431               (258)               (232)
            Caps/Floors     --------------------------------------------------------------------------------------------------------
                                     buy                          152,954            136,798                231                 191
           -------------------------------------------------------------------------------------------------------------------------
                                     sell                         150,821             23,760               (120)                384
               Others       --------------------------------------------------------------------------------------------------------
                                     buy                          158,669             27,519                132                (207)
       -----------------------------------------------------------------------------------------------------------------------------
       Total                                                                                             (1,767)             (1,620)
       -----------------------------------------------------------------------------------------------------------------------------

       Notes: 1.  Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
              2. Market values of exchange-traded transactions are based on closing prices on the Tokyo International Financial Futures Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

    b. Foreign exchange-related transactions

                                                                                                                (in millions of yen)
       -----------------------------------------------------------------------------------------------------------------------------
                                                                   As of March 31, 2003
                                            ----------------------------------------------------------------------------------------
                                              Notional principal       with maturity         Market value        Valuation gains
                                              or contract amount       of over 1 year                                (losses)
       -----------------------------------------------------------------------------------------------------------------------------
       Over-the-counter
       -----------------------------------------------------------------------------------------------------------------------------
                Swaps                                 119,876               78,163                     65                         65
       -----------------------------------------------------------------------------------------------------------------------------
       Total                                                                                           65                         65
       -----------------------------------------------------------------------------------------------------------------------------

       Notes:  1. Valuation gains are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 3. are not included in the above table.
               2. Market values of over-the-counter transactions are based on discounted cash flow method.
               3. Currency swaps which are accounted for by an accrual basis are not included in the above table. Notional principal amount, market value and valuation gains of currency swaps which are accounted for by an accrual basis are as follows:

                                                                                                 (in millions of yen)
           ----------------------------------------------------------------------------------------------------------
                                                                          As of March 31, 2003
                                                  -------------------------------------------------------------------
                                                  Notional principal amount   Market value   Valuation gains (losses)
           ----------------------------------------------------------------------------------------------------------
                Swaps                                           2,970,237           (315)                 (315)
           ----------------------------------------------------------------------------------------------------------

                 Other foreign exchange-related transactions such as forward exchange contracts and currency options, which valuation gains (losses) had been recognized in the consolidated statement of operations, are not included in the above table.

                 Notional principal or contract amounts of those foreign exchange-related transactions are as follows:

                                                  ----------------------------------------------------------------------------------
                                                                                                     As of March 31, 2003
                                                                                       ---------------------------------------------
                                                                                         Notional principal or contract amount
                                                  ----------------------------------------------------------------------------------
                                                  Over-the-counter
                                                  ----------------------------------------------------------------------------------
                                                                                  sell                                  2,323,309
                                                      Forward contracts   ----------------------------------------------------------
                                                                                  buy                                   3,370,153
                                                  ----------------------------------------------------------------------------------
                                                                                  sell                                     66,090
                                                           Options        ----------------------------------------------------------
                                                                                  buy                                      73,378
                                                  ----------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


(Japanese GAAP)

    c. Equity-related transactions : N/A

    d. Bond-related transactions

                                                                                                                (in millions of yen)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                  As of March 31, 2003
                                                ------------------------------------------------------------------------------------
                                                  Notional principal        with maturity    Market value          Valuation gains
                                                  or contract amount       of over 1 year                              (losses)
      ------------------------------------------------------------------------------------------------------------------------------
      Exchange-traded
          --------------------------------------------------------------------------------------------------------------------------
                                     sell                 13,987                     -               (32)                       (32)
                 Futures      ------------------------------------------------------------------------------------------------------
                                     buy                      -                     -                  -                          -
      ------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                          (32)                       (32)
      ------------------------------------------------------------------------------------------------------------------------------

      Notes: 1.  Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
             2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc. Market values of over-the-counter transactions are based on option pricing models, etc.

    e. Commodity-related transactions : N/A

    f. Credit derivatives : N/A

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

      (Reference)

      Derivatives qualified for hedge-accounting

                                                                                                               (in billions of yen)
      -----------------------------------------------------------------------------------------------------------------------------
                                                                    As of March 31, 2003
                                        -------------------------------------------------------------------------------------------
                                         Notional principal                         Deferred hedge  Deferred hedge  Deferred hedge
                                         or contract amount         Market value       profit           loss        profit and loss
      -----------------------------------------------------------------------------------------------------------------------------
      Interest Rate futures                         215.4                0.1            0.7             0.5                 0.1
      -----------------------------------------------------------------------------------------------------------------------------
      Interest Rate Swaps                        21,694.0               70.3          313.3           284.0                29.3
      -----------------------------------------------------------------------------------------------------------------------------
      Others                                        226.2               (0.0)           0.5             0.2                 0.2
      (interest rate-related transactions)
      -----------------------------------------------------------------------------------------------------------------------------
      Others                                        117.1               (0.9)           0.2             1.2                (1.0)
      -----------------------------------------------------------------------------------------------------------------------------
      Total                                                             69.5          314.8           286.1                28.6
      -----------------------------------------------------------------------------------------------------------------------------

      Notes: 1. Derivatives which qualify for hedge-accounting are included in the above table.

             2. The transactions in the table above are reported on a
                mark-to-market basis on the consolidated balance sheet.

                The valuation differences which do not correspond to the income/expenses accruing on hedged items are deferred assets/liabilities.

         Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                                                                  (in billions of yen)
         -------------------------------------------------------------------------------------------------------------
                                                                           As of March 31, 2003
                                        ------------------------------------------------------------------------------
                                              Due within 1 year   Due after 1 year   Due after 5 years        Total
                                                                  through 5 years
         -------------------------------------------------------------------------------------------------------------
         Receive-fix/pay-floater                     5,135.6            7,908.1               91.5           13,135.3
         -------------------------------------------------------------------------------------------------------------
         Receive-floater/pay-fix                     3,478.3            4,358.8               95.6            7,932.9
         -------------------------------------------------------------------------------------------------------------
         Receive-floater/pay-floater                   287.0              338.0                0.7              625.7
         -------------------------------------------------------------------------------------------------------------
         Total                                       8,901.0           12,605.0              187.9           21,694.0
         -------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


    5. Comparison of Statement of Trust Assets and Liabilities

    (1) Comparison of Statement of Trust Assets and Liabilities

    The Mitsubishi Trust and Banking Corporation
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Increase/
                                                                                     As of March 31,                    (Decrease)
    (in millions of Yen)                                                     2003 (A)               2002 (B)            (A) - (B)
    --------------------------------------------------------------------------------------------------------------------------------
    Assets:

      Loans and bills discounted                                             1,107,555             1,383,437               (275,882)
      Securities                                                             6,659,887            29,585,083            (22,925,196)
      Securities held for investment trusts                                          -             3,349,256             (3,349,256)
      Foreign investments held for investment trusts                                 -             1,048,300             (1,048,300)
      Beneficiary rights                                                     8,988,740               189,162              8,799,578
      Securities held in custody accounts                                    3,205,694             3,431,739               (226,045)
      Money claims                                                           2,926,071             2,612,238                313,832
      Premises and equipment                                                 1,532,783               967,340                565,442
      Lease rights                                                              21,819                21,911                    (92)
      Other claims                                                             973,227             1,014,480                (41,252)
      Bills bought                                                                   -                13,524                (13,524)
      Call loans                                                               294,567             2,279,456             (1,984,889)
      Due from banking account                                               1,401,617             2,282,224               (880,607)
      Cash and due from banks                                                1,484,012             2,043,534               (559,521)
    --------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                          28,595,978            50,221,692            (21,625,713)
    ================================================================================================================================
    Liabilities:

      Money trusts                                                           7,989,136            17,678,364             (9,689,228)
      Pension trusts                                                            73,937             7,604,453             (7,530,515)
      Property formation benefit trusts                                         12,174                12,675                   (501)
      Loan trusts                                                            1,128,339             1,997,536               (869,197)
      Investment trusts                                                      8,758,551             5,803,288              2,955,263
      Money entrusted other than money trusts                                  231,072             2,792,466             (2,561,393)
      Securities trusts                                                      5,689,577             5,900,215               (210,637)
      Money claim trusts                                                     3,040,282             1,900,922              1,139,360
      Equipment trusts                                                             225                   345                   (119)
      Land and fixtures trusts                                                 174,931               183,409                 (8,478)
      Other trusts                                                           1,497,749             6,348,014             (4,850,264)
    --------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                     28,595,978            50,221,692            (21,625,713)
    ================================================================================================================================

    Note:

    Joint trust assets under the management of other companies as of March 31, 2003 : 31,929,580 millions of yen as of March 31, 2002 :  10,133,641 millions of yen

    (Reference)
     Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the business period of fiscal 2002 includes the trust assets of 22,289,006 millions of yen which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship). The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


    The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Increase/
                                                                                  As of March 31,                       (Decrease)
    (in millions of Yen)                                                  2003 (A)               2002 (B)               (A) - (B)
    --------------------------------------------------------------------------------------------------------------------------------
    Assets:
      Loans and bills discounted                                             1,107,555             1,383,437               (275,882)
      Securities                                                            26,349,274            29,585,083             (3,235,809)
      Securities held for investment trusts                                          -             3,349,256             (3,349,256)
      Foreign investments held for investment trusts                                 -             1,048,300             (1,048,300)
      Beneficiary rights                                                     9,806,748               189,162              9,617,586
      Securities held in custody accounts                                    3,206,357             3,431,739               (225,382)
      Money claims                                                           2,932,873             2,612,238                320,635
      Premises and equipment                                                 1,532,783               967,340                565,442
      Lease rights                                                              21,819                21,911                    (92)
      Other claims                                                           1,344,798             1,014,480                330,317
      Bills bought                                                                   -                13,524                (13,524)
      Call loans                                                             1,069,204             2,279,456             (1,210,252)
      Due from banking account                                               1,732,451             2,282,224               (549,772)
      Cash and due from banks                                                1,706,589             2,043,534               (336,945)
    --------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                          50,810,455            50,221,692                588,762
    ================================================================================================================================
    Liabilities:

      Money trusts                                                          18,867,760            17,678,364              1,189,396
      Pension trusts                                                         7,423,101             7,604,453               (181,351)
      Property formation benefit trusts                                         12,174                12,675                   (501)
      Loan trusts                                                            1,128,339             1,997,536               (869,197)
      Investment trusts                                                      8,758,551             5,803,288              2,955,263
      Money entrusted other than money trusts                                2,223,773             2,792,466               (568,693)
      Securities trusts                                                      5,690,240             5,900,215               (209,974)
      Money claim trusts                                                     3,040,282             1,900,922              1,139,360
      Equipment trusts                                                             225                   345                   (119)
      Land and fixtures trusts                                                 174,931               183,409                 (8,478)
      Other trusts                                                           3,491,074             6,348,014             (2,856,940)
    --------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                     50,810,455            50,221,692                588,762
    ================================================================================================================================

    Note:

      Service-Shared Co-Trusteeship started at May, 2002, at the end of the business period of fiscal 2001 mentioned The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

      (2) Supplemental Data (As of March 31, 2003)

        The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

        Money trusts (Jointly operated designated money in trust)                                        (in millions of Yen)
        ---------------------------------------------------------------------------------------------------------------------
        Assets:                                                      Liabilities:
        Loans and bills discounted                           372,091 Principal                                       850,217
        Securities                                           232,328 Reserve for possible loan losses                  1,002
        Other                                                247,242 Other                                               442
        ---------------------------------------------------------------------------------------------------------------------
        Total                                                851,663 Total                                           851,663
        ---------------------------------------------------------------------------------------------------------------------


        Loan trusts
        ---------------------------------------------------------------------------------------------------------------------
        Assets:                                                      Liabilities:
        Loans and bills discounted                           511,409 Principal                                     1,560,989
        Securities                                           201,780 Special reserve funds                             8,425
        Other                                                861,096 Other                                             4,871
        ---------------------------------------------------------------------------------------------------------------------
        Total                                              1,574,287 Total                                         1,574,287
        ---------------------------------------------------------------------------------------------------------------------


      (3) Financial Highlights  [Non-Consolidated]

      -----------------------------------------------------------------------------------------------------
                                                                  As of March 31,            Increase/
                                                             2003 (A)         2002 (B)       (Decrease)
      (in millions of Yen)                                                                    (A) - (B)
      -----------------------------------------------------------------------------------------------------
      Total funds                                              40,028,638      39,851,231          177,406
        Deposits                                               11,143,611      11,275,630         (132,019)
        Negotiable certificates of deposit                      1,453,650       1,282,570          171,079
        Money trusts                                           18,867,760      17,678,364        1,189,396
        Pension trusts                                          7,423,101       7,604,453         (181,351)
        Property formation benefit trusts                          12,174          12,675             (501)
        Loan trusts                                             1,128,339       1,997,536         (869,197)

      Loans and bills discounted                                9,369,278      10,424,475       (1,055,196)
        Banking account                                         8,261,722       9,041,037         (779,314)
        Trust account                                           1,107,555       1,383,437         (275,882)

      Investment securities                                    33,938,480      36,346,517       (2,408,036)
      -----------------------------------------------------------------------------------------------------

      Note:

        The balance at the end of the business period of fiscal 2002, trust accounts figures adding up trust assets and liabilities which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


6. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               For the year ended    Increase/   For the year ended
                                                                                    March 31,        (Decrease)        March 31,
                                                                                     2003 (A)        (A) - (B)          2002 (B)
-----------------------------------------------------------------------------------------------------------------------------------
Gross profits                                                                        337,688           30,717           306,971
(Gross ordinary profit before trust accounts charge-offs)                           (345,824)         (19,533)         (326,290)
  ------------------------------------------------------------------------------------------------------------------------------
  Trust fees                                                                          82,927          (13,306)           96,233
     ---------------------------------------------------------------------------------------------------------------------------
     Credit costs for trust accounts (1)                                              (8,136)          11,183           (19,319)
  ------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                                198,638           15,316           183,322
  ------------------------------------------------------------------------------------------------------------------------------
  Net fees and commissions                                                            46,870            4,229            42,640
  ------------------------------------------------------------------------------------------------------------------------------
  Net trading profits                                                                  3,253              949             2,303
  ------------------------------------------------------------------------------------------------------------------------------
  Net other business income                                                            5,998           23,528           (17,529)
     ---------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on debt securities                                             5,799           25,220           (19,421)
--------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                                  169,297            1,283           168,014
--------------------------------------------------------------------------------------------------------------------------------
Net business profits before credit costs for trust accounts
           and provision for formula allowance for loan losses*                      176,526           18,249           158,276
--------------------------------------------------------------------------------------------------------------------------------
Provision for formula allowance for loan losses (2)                                   (4,478)         (16,627)           12,149
--------------------------------------------------------------------------------------------------------------------------------
Net business profits**                                                               172,869           46,061           126,807
--------------------------------------------------------------------------------------------------------------------------------
Net non-recurring losses                                                            (373,433)        (190,141)         (183,291)
  ------------------------------------------------------------------------------------------------------------------------------
  Credit related costs (3)                                                          (142,459)          12,425          (154,884)
     ---------------------------------------------------------------------------------------------------------------------------
     Losses on loan charge-offs                                                      (45,331)           2,273           (47,605)
     ---------------------------------------------------------------------------------------------------------------------------
     Provision for specific allowance for loan losses                                (77,937)           1,100           (79,038)
     ---------------------------------------------------------------------------------------------------------------------------
     Losses on sales of loans to the Resolution and Collection Corporation            (2,232)              23            (2,256)
     ---------------------------------------------------------------------------------------------------------------------------
     Other credit related costs                                                      (16,956)           9,027           (25,984)
  ------------------------------------------------------------------------------------------------------------------------------
  Net losses on equity securities                                                   (220,253)        (200,576)          (19,677)
     ---------------------------------------------------------------------------------------------------------------------------
     Gains on sales of equity securities                                              26,534          (25,394)           51,928
     ---------------------------------------------------------------------------------------------------------------------------
     Losses on sales of equity securities                                           (151,982)        (118,252)          (33,730)
     ---------------------------------------------------------------------------------------------------------------------------
     Losses on write down of equity securities                                       (94,804)         (56,929)          (37,875)
  ------------------------------------------------------------------------------------------------------------------------------
  Equity in loss of affiliates                                                        (1,335)            (374)             (960)
  ------------------------------------------------------------------------------------------------------------------------------
  Other                                                                               (9,385)          (1,615)           (7,769)
--------------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                                       (200,564)        (144,080)          (56,484)
--------------------------------------------------------------------------------------------------------------------------------
Net special gains                                                                      2,342           40,351           (38,008)
--------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                                 (198,221)        (103,728)          (94,492)
--------------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                                   3,989              300             3,688
--------------------------------------------------------------------------------------------------------------------------------
Income taxes-refund                                                                    3,839            3,839                 -
--------------------------------------------------------------------------------------------------------------------------------
Income taxes-deferred                                                               (100,783)         (89,711)          (11,072)
--------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                       (219)            (768)              548
--------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                             (97,369)          (9,711)          (87,657)
--------------------------------------------------------------------------------------------------------------------------------

Notes:

* Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
** Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Intercompany transactions.


(Reference)
------------------------------------------------------------------------------------------------------------------------------
Total credit costs  (1)+(2)+(3)                                                    146,116          (40,236)          186,353
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Number of consolidated subsidiaries                                                     30               (1)               31
------------------------------------------------------------------------------------------------------------------------------
Number of affiliated companies accounted for by the equity method                       13               (2)               15
------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Financial Results (The Mitsubishi Trust and Banking Corporation)

                                                                                                               (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            For the year ended     Increase/    For the year ended
                                                                                March 31,         (Decrease)        March 31,
                                                                                 2003 (A)         (A) - (B)          2002 (B)
--------------------------------------------------------------------------------------------------------------------------------
Gross profits                                                                         326,489          29,816           296,672
(Gross ordinary profit before trust accounts charge-offs)*                           (334,625)        (18,633)         (315,992)
  ------------------------------------------------------------------------------------------------------------------------------
  Trust fees                                                                           82,927         (13,306)           96,233
    ----------------------------------------------------------------------------------------------------------------------------
    Trust fees before trust accounts charge-offs*                                      91,063         (24,490)          115,553
    ----------------------------------------------------------------------------------------------------------------------------
      Loan trusts and money trusts fees (Jointly operated designated                   48,815         (12,673)           61,488
      money trusts before trust accounts charge-offs)*
      --------------------------------------------------------------------------------------------------------------------------
      Other trust fees                                                                 42,247         (11,817)           54,064
    ----------------------------------------------------------------------------------------------------------------------------
    Credit costs for trust accounts** (1)                                              (8,136)         11,183           (19,319)
    ----------------------------------------------------------------------------------------------------------------------------
      Losses on loan charge-offs                                                       (5,740)          5,473           (11,213)
      --------------------------------------------------------------------------------------------------------------------------
      Losses on real estate-collateralized loans sold to the CCPC***                   (2,010)          5,431            (7,441)
      --------------------------------------------------------------------------------------------------------------------------
      Other losses incurred from sales of loans                                          (385)            279              (664)
  ------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                                 194,193          14,703           179,489
  ------------------------------------------------------------------------------------------------------------------------------
  Net fees and commissions                                                             38,155           2,491            35,663
  ------------------------------------------------------------------------------------------------------------------------------
  Net trading profits                                                                   1,699             893               806
  ------------------------------------------------------------------------------------------------------------------------------
  Net other business income                                                             9,514          25,034           (15,519)
  ------------------------------------------------------------------------------------------------------------------------------
    Net gains (losses) on debt securities                                               5,799          25,182           (19,383)
--------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                                   156,212          (3,537)          159,750
--------------------------------------------------------------------------------------------------------------------------------
  Personnel expenses                                                                   71,059           2,728            68,331
  ------------------------------------------------------------------------------------------------------------------------------
  Non-personnel expenses                                                               80,825          (4,609)           85,435
  ------------------------------------------------------------------------------------------------------------------------------
  Taxes                                                                                 4,327          (1,656)            5,983
--------------------------------------------------------------------------------------------------------------------------------
Net business profits before credit costs for trust accounts
              and provision for formula allowance for loan losses*                    178,412          22,170           156,242
--------------------------------------------------------------------------------------------------------------------------------
Provision for formula allowance for loan losses (2)                                    (3,524)        (15,088)           11,563
--------------------------------------------------------------------------------------------------------------------------------
Net business profits                                                                  173,801          48,442           125,358
--------------------------------------------------------------------------------------------------------------------------------
Net non-recurring losses                                                             (378,320)       (198,581)         (179,739)
  ------------------------------------------------------------------------------------------------------------------------------
  Credit related costs (3)                                                           (140,276)         10,403          (150,680)
    ----------------------------------------------------------------------------------------------------------------------------
    Losses on loan charge-offs                                                        (44,582)          2,194           (46,777)
    ----------------------------------------------------------------------------------------------------------------------------
    Provision for specific allowance for loan losses                                  (76,731)           (973)          (75,758)
    ----------------------------------------------------------------------------------------------------------------------------
    Losses on real estate-collateralized loans sold to the CCPC***                       (193)          2,365            (2,559)
    ----------------------------------------------------------------------------------------------------------------------------
    Provision for allowance for loans to specific foreign borrowers                       853          (1,625)            2,479
    ----------------------------------------------------------------------------------------------------------------------------
    Other credit related costs                                                        (19,622)          8,442           (28,064)
  ------------------------------------------------------------------------------------------------------------------------------
  Net losses on equity securities                                                    (222,054)       (202,405)          (19,648)
    ----------------------------------------------------------------------------------------------------------------------------
    Gains on sales of equity securities                                                26,477         (25,480)           51,957
    ----------------------------------------------------------------------------------------------------------------------------
    Losses on sales of equity securities                                             (151,898)       (118,167)          (33,730)
    ----------------------------------------------------------------------------------------------------------------------------
    Losses on write down of equity securities                                         (96,633)        (58,757)          (37,875)
  ------------------------------------------------------------------------------------------------------------------------------
  Others                                                                              (15,989)         (6,579)           (9,410)
--------------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                                        (204,519)       (150,138)          (54,380)
--------------------------------------------------------------------------------------------------------------------------------
Net special gains                                                                       6,560          (5,884)           12,444
  ------------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on sale of premises and equipment                                 (1,943)         (5,022)            3,078
  ------------------------------------------------------------------------------------------------------------------------------
  Gain on loans charged-off                                                             7,754          (8,412)           16,166
  ------------------------------------------------------------------------------------------------------------------------------
  Expenses for retirement benefits                                                     (5,141)            123            (5,264)
  ------------------------------------------------------------------------------------------------------------------------------
  Gains on sales of software                                                            7,065           7,065                 -
  ------------------------------------------------------------------------------------------------------------------------------
  Net losses on retirement benefits trust foundation                                   (1,174)         (1,174)                -
--------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                                  (197,958)       (156,022)          (41,936)
--------------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                                    2,121              (4)            2,126
--------------------------------------------------------------------------------------------------------------------------------
Income taxes refund                                                                     3,459           3,459                 -
--------------------------------------------------------------------------------------------------------------------------------
Income taxes-deferred                                                                (101,293)        (89,921)          (11,371)
--------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                              (95,327)        (62,636)          (32,691)
--------------------------------------------------------------------------------------------------------------------------------

Notes:

* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal
***  CCPC stands for the Cooperative Credit Purchasing Company, Limited.

  (Reference)

--------------------------------------------------------------------------------------------------------------------------------
  Total credit costs  (1)+(2)+(3)                                                     144,888         (36,675)          181,563
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7.  Average interest rate spread

[Non-Consolidated]                                                                                           (percentage per annum)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   For the year ended               Increase/
                                                                                        March 31,                   (Decrease)
                                                                         --------------------------------------
                                                                             2003 (A)              2002 (B)         (A) - (B)
------------------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                        1.93                  2.53           (0.59)
------------------------------------------------------------------------------------------------------------------------------------
    Average interest rate on Loans and bills discounted                           1.42                  1.73           (0.31)
    --------------------------------------------------------------------------------------------------------------------------------
    Average interest rate on Investment securities                                2.34                  2.52           (0.18)
------------------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (b)                   0.86                  1.46           (0.59)
------------------------------------------------------------------------------------------------------------------------------------
    Average interest rate on Deposits                                             0.47                  0.95           (0.48)
------------------------------------------------------------------------------------------------------------------------------------
Total average interest rate spread (a)-(b)                                        1.07                  1.06            0.00
------------------------------------------------------------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:                                                   (percentage per annum)
------------------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                        1.03                  1.13           (0.10)
    --------------------------------------------------------------------------------------------------------------------------------
    Average interest rate on Loans and bills discounted                           1.18                  1.21           (0.02)
    --------------------------------------------------------------------------------------------------------------------------------
    Average interest rate on Investment securities                                0.99                  1.14           (0.15)
------------------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (b)                   0.26                  0.40           (0.14)
    --------------------------------------------------------------------------------------------------------------------------------
    Average interest rate on Deposits                                             0.19                  0.31           (0.11)
------------------------------------------------------------------------------------------------------------------------------------
Total average interest rate spread (a)-(b)                                        0.77                  0.72            0.04
------------------------------------------------------------------------------------------------------------------------------------


8.  Valuation Differences on Securities

(1) Valuation method of securities

------------------------------------------------------------------------------------------------------------------------------------
Trading securities                        Market value (valuation differences are recorded as profits or loses)
------------------------------------------------------------------------------------------------------------------------------------
Debt securities being held to maturity    Amortized cost
------------------------------------------------------------------------------------------------------------------------------------
Securities available for sale             Market value (valuation differences are included in shareholders' equity, net of income taxes)
------------------------------------------------------------------------------------------------------------------------------------

  (Reference) Securities in money held in trust
------------------------------------------------------------------------------------------------------------------------------------
Trading purposes                          Market value (valuation differences are recorded as profits or loses)
------------------------------------------------------------------------------------------------------------------------------------

(2) Valuation differences
  [Consolidated]

                                                                                             (in millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                 As of March 31, 2003                        As of March 31, 2002
                                          ------------------------------------------------------------------------------
                                                  Valuation difference                        Valuation difference
                                          ------------------------------------------------------------------------------
                                                                       Gains     Losses                Gains      Losses
                                                  (A)     (A) - (B)                         (B)
------------------------------------------------------------------------------------------------------------------------
  Debt securities being held to maturity        14,019      1,916     14,019         -     12,102     12,251        148
  ----------------------------------------------------------------------------------------------------------------------
  Securities available for sale                 (2,731)    10,222    207,233   209,964    (12,953)   215,075    228,028
  ----------------------------------------------------------------------------------------------------------------------
    Domestic equity securities                (143,879)   (82,338)    20,982   164,862    (61,540)   118,943    180,484
    --------------------------------------------------------------------------------------------------------------------
    Domestic bonds                              56,711     15,994     56,922       210     40,717     41,607        889
    --------------------------------------------------------------------------------------------------------------------
    Other                                       84,436     76,567    129,328    44,891      7,869     54,524     46,655
  ----------------------------------------------------------------------------------------------------------------------
  Total                                         11,288     12,139    221,252   209,964       (850)   227,326    228,177
    --------------------------------------------------------------------------------------------------------------------
    Domestic equity securities                (143,879)   (82,338)    20,982   164,862    (61,540)   118,943    180,484
    --------------------------------------------------------------------------------------------------------------------
    Domestic bonds                              68,138     18,548     68,349       210     49,590     50,563        972
    --------------------------------------------------------------------------------------------------------------------
    Other                                       87,029     75,929    131,920    44,891     11,099     57,820     46,720
------------------------------------------------------------------------------------------------------------------------

                                       -48-

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

Money Trusts (jointly operated designated money in trust)

   A. Market Value of Securities                                                 (in millions of yen)
      -----------------------------------------------------------------------------------------------
                                             Trust Assets
                                             at period end        Market Value       Valuation Gains
      -----------------------------------------------------------------------------------------------
      March 31, 2003                            232,328             238,931               6,602
      -----------------------------------------------------------------------------------------------

      Note: A fair value is given where a fair value can be calculated for a market-value equivalent.

   B. Valuation Gains of Derivative Transaction: 1,637 millions of yen

Loan Trusts

   A. Market Value of Securities                                                 (in millions of yen)
      -----------------------------------------------------------------------------------------------
                                             Trust Assets
                                             at period end        Market Value       Valuation Gains
      -----------------------------------------------------------------------------------------------
      March 31, 2003                            201,780             226,131              24,350
      -----------------------------------------------------------------------------------------------

      Note: A fair value is given where a fair value can be calculated for a market-value equivalent.

   B. Valuation Gains of Derivative Transaction: 12,648 millions of yen

9. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                                                          (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                 As of            Increase/       Increase/        As of             As of
                                               March 31,         (Decrease)      (Decrease)      March 31,       September 30,
                                               2003 (A)           (A) - (B)       (A) - (C)      2002 (B)          2002 (C)
                                          (Preliminary basis)
------------------------------------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio              12.00%               1.17%           0.55%         10.83%              11.44%
(2)   Tier I capital                           686.7               (67.1)          (43.6)         753.8               730.4
(3)   Tier II capital includable as
      qualifying capital                       556.5               (23.2)           (4.7)         579.7               561.2

  (i) The amount of unrealized gains
      on investment securities,
      includable as qualifying capital            --                  --            (6.3)            --                 6.3

 (ii) The amount of land revaluation
      excess includable as qualifying
      capital                                   (1.5)                4.0             4.0           (5.6)               (5.6)

(iii) Subordinated debt                        431.0               (12.6)           10.9          443.6               420.0

(4)   Deductions from total qualifying
      capital                                    5.9               (18.3)            1.4           24.3                 4.5
(5)   Total qualifying capital
      (2)+(3)-(4)                            1,237.2               (71.9)          (49.8)       1,309.2             1,287.1
(6)   Risk-adjusted assets                  10,307.2            (1,778.0)         (934.7)      12,085.2            11,242.0
   ---------------------------------------------------------------------------------------------------------------------------

                                       -49-

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2  Loan Portfolio and Other

   1. Risk-Monitored Loans

      (Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans)

      [Consolidated]

                                                                                                                (in millions of yen)
      ------------------------------------------------------------------------------------------------------------------------------
                                                          As of          Increase/        Increase/         As of          As of
                                                        March 31,        (Decrease)       (Decrease)      March 31,    September 30,
                                                        2003 (A)         (A) - (B)        (A) - (C)       2002 (B)        2002 (C)
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                  42,807            8,429           14,158          34,377          28,649
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                                   284,864         (220,954)        (135,760)        505,818         420,624
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                          2,314           (2,940)           1,951           5,254             362
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                               266,948          (75,748)        (108,331)        342,696         375,280
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                            596,934         (291,213)        (227,982)        888,147         824,916
      ------------------------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------------------------
      Loans and bills discounted                        8,287,748         (794,193)        (534,815)      9,081,942       8,822,563
      ------------------------------------------------------------------------------------------------------------------------------

      Percentage of total loans and bills discounted
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                    0.51%            0.13%            0.19%           0.37%           0.32%
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                                      3.43%           (2.13)%          (1.33)%          5.56%           4.76%
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                           0.02%           (0.02)%           0.02%           0.05%           0.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                                  3.22%           (0.55)%          (1.03)%          3.77%           4.25%
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                               7.20%           (2.57)%          (2.14)%          9.77%           9.35%
         ---------------------------------------------------------------------------------------------------------------------------

      [Non-Consolidated]

                                                                                                                (in millions of yen)
      ------------------------------------------------------------------------------------------------------------------------------

                                                          As of          Increase/        Increase/         As of          As of
                                                        March 31,        (Decrease)       (Decrease)      March 31,    September 30,
                                                        2003 (A)         (A) - (B)        (A) - (C)       2002 (B)        2002 (C)
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                  36,984            7,620           13,208          29,364          23,775
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                                   290,861         (215,099)        (125,351)        505,961         416,212
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                          2,314           (2,940)           1,951           5,254             362
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                               267,259          (74,827)        (108,011)        342,086         375,271
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                            597,420         (285,246)        (218,202)        882,666         815,622
      ------------------------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------------------------
      Loans and bills discounted                        8,261,722         (779,314)        (530,754)      9,041,037       8,792,477
      ------------------------------------------------------------------------------------------------------------------------------

      Percentage of total loans and bills discounted
         ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                    0.44%            0.12%            0.17%           0.32%           0.27%
         ---------------------------------------------------------------------------------------------------------------------------
         Past due loans                                      3.52%           (2.07)%          (1.21)%          5.59%           4.73%
         ---------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                           0.02%           (0.03)%           0.02%           0.05%           0.00%
         ---------------------------------------------------------------------------------------------------------------------------
         Restructured loans                                  3.23%           (0.54)%          (1.03)%          3.78%           4.26%
         ---------------------------------------------------------------------------------------------------------------------------
         Total                                               7.23%           (2.53)%          (2.04)%          9.76%           9.27%
         ---------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

        [Trust accounts: Loans in Trusts with Contracts for Compensating the Principal]                         (in millions of yen)
        ----------------------------------------------------------------------------------------------------------------------------
                                                         As of          Increase/       Increase/          As of          As of
                                                       March 31,        (Decrease)      (Decrease)       March 31,    September 30,
                                                       2003 (A)         (A) - (B)       (A) - (C)        2002 (B)        2002 (C)
           -------------------------------------------------------------------------------------------------------------------------
           Loans to customers in bankruptcy                4,369           (4,049)         (5,759)           8,419           10,129
           -------------------------------------------------------------------------------------------------------------------------
           Past due loans                                  2,220           (9,795)         (4,224)          12,016            6,445
           -------------------------------------------------------------------------------------------------------------------------
           Accruing loans contractually
           past due 3 months or more                         919             (180)           (122)           1,100            1,041
           -------------------------------------------------------------------------------------------------------------------------
           Restructured loans                             33,655          (10,582)         (7,378)          44,237           41,033
           -------------------------------------------------------------------------------------------------------------------------
           Total                                          41,165          (24,607)        (17,485)          65,773           58,650
           -------------------------------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted                       883,501         (240,168)        (85,366)       1,123,669          968,867
        ----------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
        ----------------------------------------------------------------------------------------------------------------------------
           Loans to customers in bankruptcy                 0.49%           (0.25)%         (0.55)%           0.74%            1.04%
           -------------------------------------------------------------------------------------------------------------------------
           Past due loans                                   0.25%           (0.81)%         (0.41)%           1.06%            0.66%
           -------------------------------------------------------------------------------------------------------------------------
           Accruing loans contractually
           past due 3 months or more                        0.10%            0.00%          (0.00)%           0.09%            0.10%
           -------------------------------------------------------------------------------------------------------------------------
           Restructured loans                               3.80%           (0.12)%         (0.42)%           3.93%            4.23%
           -------------------------------------------------------------------------------------------------------------------------
           Total                                            4.65%           (1.19)%         (1.39)%           5.85%            6.05%
           -------------------------------------------------------------------------------------------------------------------------

        [Banking: Non-Consolidated and Trust Accounts]                                                          (in millions of yen)
        ----------------------------------------------------------------------------------------------------------------------------
                                                         As of          Increase/       Increase/          As of          As of
                                                       March 31,        (Decrease)      (Decrease)       March 31,    September 30,
                                                       2003 (A)         (A) - (B)       (A) - (C)        2002 (B)        2002 (C)
           -------------------------------------------------------------------------------------------------------------------------
           Loans to customers in bankruptcy               41,354            3,570           7,449           37,783           33,905
           -------------------------------------------------------------------------------------------------------------------------
           Past due loans                                293,082         (224,894)       (129,575)         517,977          422,658
           -------------------------------------------------------------------------------------------------------------------------
           Accruing loans contractually
           past due 3 months or more                       3,233           (3,120)          1,828            6,354            1,404
           -------------------------------------------------------------------------------------------------------------------------
           Restructured loans                            300,915          (85,409)       (115,389)         386,324          416,304
           -------------------------------------------------------------------------------------------------------------------------
           Total                                         638,585         (309,854)       (235,687)         948,439          874,273
           -------------------------------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted                     9,145,224       (1,019,482)       (616,120)      10,164,706        9,761,345
        ----------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
        ----------------------------------------------------------------------------------------------------------------------------
           Loans to customers in bankruptcy                 0.45%            0.08%           0.10%            0.37%            0.34%
           -------------------------------------------------------------------------------------------------------------------------
           Past due loans                                   3.20%           (1.89)%         (1.12)%           5.09%            4.32%
           -------------------------------------------------------------------------------------------------------------------------
           Accruing loans contractually
           past due 3 months or more                        0.03%           (0.02)%          0.02%            0.06%            0.01%
           -------------------------------------------------------------------------------------------------------------------------
           Restructured loans                               3.29%           (0.51)%         (0.97)%           3.80%            4.26%
           -------------------------------------------------------------------------------------------------------------------------
           Total                                            6.98%           (2.34)%         (1.97)%           9.33%            8.95%
           -------------------------------------------------------------------------------------------------------------------------

        [Banking: Consolidated and Trust Accounts]                                                              (in millions of yen)
        ----------------------------------------------------------------------------------------------------------------------------

                                                         As of          Increase/       Increase/          As of          As of
                                                       March 31,        (Decrease)      (Decrease)       March 31,    September 30,
                                                       2003 (A)         (A) - (B)       (A) - (C)        2002 (B)        2002 (C)
           -------------------------------------------------------------------------------------------------------------------------
           Loans to customers in bankruptcy               47,176            4,379           8,398           42,796           38,778
           -------------------------------------------------------------------------------------------------------------------------
           Past due loans                                287,085         (230,749)       (139,984)         517,834          427,070
           -------------------------------------------------------------------------------------------------------------------------
           Accruing loans contractually
           past due 3 months or more                       3,233           (3,120)          1,828            6,354            1,404
           -------------------------------------------------------------------------------------------------------------------------
           Restructured loans                            300,603          (86,330)       (115,709)         386,934          416,313
           -------------------------------------------------------------------------------------------------------------------------
           Total                                         638,099         (315,821)       (245,467)         953,920          883,566
           -------------------------------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted                     9,171,249       (1,034,362)       (620,181)      10,205,611        9,791,431
        ----------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
        ----------------------------------------------------------------------------------------------------------------------------
           Loans to customers in bankruptcy                 0.51%            0.09%           0.11%            0.41%            0.39%
           -------------------------------------------------------------------------------------------------------------------------
           Past due loans                                   3.13%           (1.94)%         (1.23)%           5.07%            4.36%
           -------------------------------------------------------------------------------------------------------------------------
           Accruing loans contractually
           past due 3 months or more                        0.03%           (0.02)%          0.02%            0.06%            0.01%
           -------------------------------------------------------------------------------------------------------------------------
           Restructured loans                               3.27%           (0.51)%         (0.97)%           3.79%            4.25%
           -------------------------------------------------------------------------------------------------------------------------
           Total                                            6.95%           (2.38)%         (2.06)%           9.34%            9.02%
           -------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Classification of risk-monitored Loans

Classification by geographic area
[Banking:Consolidated and Trust Accounts]                                                                    (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                            As of           Increase/         Increase/            As of             As of
                                          March 31,        (Decrease)         (Decrease)         March 31,       September 30,
                                          2003 (A)          (A) - (B)         (A) - (C)          2002 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic*                                       568,137          (359,543)          (261,878)          927,681           830,015
---------------------------------------------------------------------------------------------------------------------------------
Overseas*                                        69,961            43,722             16,410            26,239            53,551
     ----------------------------------------------------------------------------------------------------------------------------
     Asia                                         9,956              (867)            (2,467)           10,823            12,423
          -----------------------------------------------------------------------------------------------------------------------
          Indonesia                               1,916            (4,034)            (4,516)            5,951             6,433
          Thailand                                2,716                27               (525)            2,688             3,241
          Hong Kong                               3,474             3,371              3,474               103                 -
          Other                                   1,848              (231)              (900)            2,080             2,748
     ----------------------------------------------------------------------------------------------------------------------------
     United States of America                    36,931            24,493             11,694            12,437            25,236
     Other                                       23,074            20,096              7,183             2,978            15,890
---------------------------------------------------------------------------------------------------------------------------------
Total                                           638,099          (315,821)          (245,467)          953,920           883,566
---------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers
[Banking:Consolidated and Trust Accounts]                                                                    (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                            As of           Increase/         Increase/            As of             As of
                                          March 31,        (Decrease)         (Decrease)         March 31,       September 30,
                                          2003 (A)          (A) - (B)         (A) - (C)          2002 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic*                                       568,137          (359,543)          (261,878)          927,681           830,015
     ----------------------------------------------------------------------------------------------------------------------------
     Manufacturing                              104,842            13,013             (4,011)           91,828           108,854
     Construction                               140,157           (19,715)           (13,138)          159,872           153,295
     Wholesale and Retail                        78,774            28,436              5,382            50,337            73,391
     Banks and other financial institutions       7,855           (16,737)           (16,440)           24,592            24,295
     Real estate                                 86,094          (311,952)          (202,897)          398,047           288,991
     Services                                    77,774           (47,100)           (27,662)          124,874           105,436
     Other industries                            51,288               360               (887)           50,927            52,175
     Consumer                                    21,351            (5,848)            (2,223)           27,200            23,575
---------------------------------------------------------------------------------------------------------------------------------
Overseas*                                        69,961            43,722             16,410            26,239            53,551
     ----------------------------------------------------------------------------------------------------------------------------
     Banks and other financial institutions           -            (5,461)                 -             5,461                 -
     Commercial and industrial                   55,602            35,116             47,178            20,485             8,423
     Other                                       14,359            14,067            (30,767)              292            45,127
---------------------------------------------------------------------------------------------------------------------------------
Total                                           638,099          (315,821)          (245,467)          953,920           883,566
---------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2. Allowance for Loan Losses

   [Consolidated]                                                                                           (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/      Increase/         As of          As of
                                                       March 31,      (Decrease)     (Decrease)      March 31,    September 30,
                                                       2003 (A)       (A) - (B)      (A) - (C)        2002 (B)      2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses                               281,027       (118,950)       (94,706)        399,978         375,733
      ---------------------------------------------------------------------------------------------------------------------------
      Formula allowance for loan losses                    141,442         (4,535)       (20,422)        145,978         161,865
      ---------------------------------------------------------------------------------------------------------------------------
      Specific allowance for loan losses                   138,757       (113,561)       (74,025)        252,319         212,782
      ---------------------------------------------------------------------------------------------------------------------------
      Allowance for loans to specific foreign borrowers        827           (853)          (258)          1,680           1,085
      ---------------------------------------------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-
   collateralized loans sold                                    --           (342)          (352)            342             352
   ------------------------------------------------------------------------------------------------------------------------------

   [Non-Consolidated]                                                                                       (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/      Increase/         As of          As of
                                                       March 31,      (Decrease)     (Decrease)      March 31,    September 30,
                                                       2003 (A)       (A) - (B)      (A) - (C)        2002 (B)      2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses                               278,996       (118,061)       (91,121)        397,058         370,118
   ------------------------------------------------------------------------------------------------------------------------------
      Formula allowance for loan losses                    141,453         (3,524)       (20,044)        144,978         161,497
      ---------------------------------------------------------------------------------------------------------------------------
      Specific allowance for loan losses                   136,716       (113,683)       (70,818)        250,399         207,534
      ---------------------------------------------------------------------------------------------------------------------------
      Allowance for loans to specific foreign borrowers        827           (853)          (258)          1,680           1,085
      ---------------------------------------------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for financial assistance to specific
   borrowers                                                   531             93            281             437             250
   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-
   collateralized loans sold                                    --           (342)          (352)            342             352
   ------------------------------------------------------------------------------------------------------------------------------

   [Trust accounts]                                                                                         (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/      Increase/         As of          As of
                                                       March 31,      (Decrease)     (Decrease)      March 31,    September 30,
                                                       2003 (A)       (A) - (B)      (A) - (C)        2002 (B)      2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Special internal reserves                                 8,425         (4,678)        (2,725)         13,104          11,151
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for bad debts                                   1,002            109            (86)            893           1,089
   ------------------------------------------------------------------------------------------------------------------------------


3. Coverage Ratio against Risk-Monitored Loans

   [Consolidated]                                                                                           (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/      Increase/         As of          As of
                                                       March 31,      (Decrease)     (Decrease)      March 31,    September 30,
                                                       2003 (A)       (A) - (B)      (A) - (C)        2002 (B)      2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses (a)                           281,027       (118,950)       (94,706)        399,978         375,733
   ------------------------------------------------------------------------------------------------------------------------------
   Risk-monitored loans (b)                                596,934       (291,213)      (227,982)        888,147         824,916
   ------------------------------------------------------------------------------------------------------------------------------
   Coverage ratio (a)/(b)                                    47.07%          2.04%          1.53%          45.03%          45.54%
   ------------------------------------------------------------------------------------------------------------------------------

   [Non-Consolidated]                                                                                       (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/      Increase/         As of          As of
                                                       March 31,      (Decrease)     (Decrease)      March 31,    September 30,
                                                       2003 (A)       (A) - (B)      (A) - (C)        2002 (B)      2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses (a)                           278,996       (118,061)       (91,121)        397,058         370,118
   ------------------------------------------------------------------------------------------------------------------------------
   Risk-monitored loans (b)                                597,420       (285,246)      (218,202)        882,666         815,622
   ------------------------------------------------------------------------------------------------------------------------------
   Coverage ratio (a)/(b)                                    46.70%          1.71%          1.32%          44.98%          45.37%
   ------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

4. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

     [Banking: Non-Consolidated]                                                                                (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                   As of      Increase/     Increase/       As of         As of
                                                                 March 31,   (Decrease)    (Decrease)     March 31,   September 30,
                                                                 2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially bankrupt debtors           83,148        6,868        40,031        76,279          43,117
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                         253,034     (226,301)     (140,442)      479,335         393,477
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                                 273,334      (74,062)     (107,552)      347,396         380,887
    --------------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                      609,517     (293,494)     (207,963)      903,012         817,481
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
    Normal claims                                                8,093,237     (580,428)     (344,891)    8,673,665       8,438,129
    --------------------------------------------------------------------------------------------------------------------------------

     [Trust accounts]                                                                                           (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                   As of      Increase/     Increase/       As of         As of
                                                                 March 31,   (Decrease)    (Decrease)     March 31,   September 30,
                                                                 2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially bankrupt debtors            6,649      (13,806)      (10,755)       20,455          17,404
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                           6,338       (5,825)       (1,511)       12,164           7,850
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                                  28,176       (4,975)       (5,218)       33,152          33,395
    --------------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                       41,165      (24,607)      (17,485)       65,773          58,650
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
    Normal claims                                                  842,336     (215,560)      (67,881)    1,057,896         910,217
    --------------------------------------------------------------------------------------------------------------------------------

     [Banking: Non-Consolidated and Trust accounts]                                                             (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                   As of      Increase/     Increase/       As of         As of
                                                                 March 31,   (Decrease)    (Decrease)     March 31,   September 30,
                                                                 2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2002 (C)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially bankrupt debtors           89,798       (6,937)       29,276        96,735          60,521
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                         259,373     (232,126)     (141,953)      491,500         401,327
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                                 301,511      (79,037)     (112,771)      380,549         414,282
    --------------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                      650,682     (318,102)     (225,448)      968,785         876,131
    --------------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------------
    Normal claims                                                8,935,574     (795,988)     (412,772)    9,731,562       9,348,346
    --------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

5. Status of Secured Coverage on Disclosed Claims under the FRL

    [Banking: Non-Consolidated]                                                                                 (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                As of       Increase/      Increase/       As of          As of
                                                              March 31,     (Decrease)    (Decrease)     March 31,    September 30,
                                                               2003 (A)     (A) - (B)      (A) - (C)      2002 (B)       2002 (C)
   ---------------------------------------------------------------------------------------------------------------------------------
   Secured coverage amount (2)                                 478,732      (257,074)     (158,469)       735,806        637,202
   ---------------------------------------------------------------------------------------------------------------------------------
      Allowance for loan losses                                172,871      (121,774)      (84,082)       294,646        256,953
      ------------------------------------------------------------------------------------------------------------------------------
      Reserve for financial support to specific borrowers          531            93           281            437            250
      ------------------------------------------------------------------------------------------------------------------------------
      Collateral, guarantees, etc.                             305,328      (135,393)      (74,668)       440,722        379,997
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   Secured coverage ratio (2)/(1)                                78.54%        (2.94)%        0.59%         81.48%         77.94%
   ---------------------------------------------------------------------------------------------------------------------------------

    [Trust accounts]                                                                                            (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                As of       Increase/      Increase/       As of          As of
                                                              March 31,     (Decrease)    (Decrease)     March 31,    September 30,
                                                               2003 (A)     (A) - (B)      (A) - (C)      2002 (B)       2002 (C)
   ---------------------------------------------------------------------------------------------------------------------------------
   Secured coverage amount (2)                                  26,861       (25,352)      (11,810)        52,214         38,671
   ---------------------------------------------------------------------------------------------------------------------------------
      Allowance for loan losses                                      -             -             -              -              -
      ------------------------------------------------------------------------------------------------------------------------------
      Reserve for financial support to specific borrowers            -             -             -              -              -
      ------------------------------------------------------------------------------------------------------------------------------
      Collateral, guarantees, etc.                              26,861       (25,352)      (11,810)        52,214         38,671
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   Secured coverage ratio (2)/(1)                                65.25%       (14.13)%       (0.68)%        79.38%         65.93%
   ---------------------------------------------------------------------------------------------------------------------------------

    [Banking: Non-Consolidated and Trust accounts]                                                              (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                As of       Increase/      Increase/       As of          As of
                                                              March 31,     (Decrease)    (Decrease)     March 31,    September 30,
                                                               2003 (A)     (A) - (B)      (A) - (C)      2002 (B)       2002 (C)
   ---------------------------------------------------------------------------------------------------------------------------------
   Secured coverage amount (2)                                 505,593      (282,427)     (170,280)       788,020        675,873
   ---------------------------------------------------------------------------------------------------------------------------------
      Allowance for loan losses                                172,871      (121,774)      (84,082)       294,646        256,953
      ------------------------------------------------------------------------------------------------------------------------------
      Reserve for financial support to specific borrowers          531            93           281            437            250
      ------------------------------------------------------------------------------------------------------------------------------
      Collateral, guarantees, etc.                             332,190      (160,745)      (86,478)       492,936        418,669
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   Secured coverage ratio (2)/(1)                                77.70%        (3.63)%        0.55%         81.34%         77.14%
   ---------------------------------------------------------------------------------------------------------------------------------

                                         Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

    Secured Coverage of each category of Disclosed Claims under the FRL

     [Banking:Non-Consolidated]                                                                           (in millions of yen)
    ---------------------------------------------------------------------------------------------------------------------------
                                                             Reserve for    Collectable
                                                 Allowance   financial      amount by        Coverage ratio     Coverage ratio
                 Category            Disclosed   for loan    support to     collateralized   [(B)+(C)]/         [(B)+(C)+(D)]/
                                     amount(A)   losses(B)   specific       and guaranteed   [(A)-(D)]          (A)
                                                             borrowers(C)   loans(D)
    ---------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and              83,148       8,501              -           74,647            100.00%          100.00%
    substantially bankrupt debtors     [76,279]     [4,475]             -          [71,803]          [100.00%]        [100.00%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under high risk             253,034     118,780              -           97,433             76.33%           85.44%
                                      [479,335]   [236,368]          [437]        [207,142]           [86.99%]         [92.61%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under close observation     273,334      45,590            531          133,248             32.92%           65.62%
                                      [347,396]    [53,802]             -         [161,776]           [28.98%]         [62.05%]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                      609,517     172,871            531          305,328             57.00%           78.54%
                                      [903,012]   [294,646]          [437]        [440,722]           [63.83%]         [81.48%]
    ---------------------------------------------------------------------------------------------------------------------------
    Normal claims                    8,093,237
                                    [8,673,665]
    ---------------------------------------------------------------------------------------------------------------------------
    Total (2)                        8,702,755
                                    [9,576,677]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1) / Total (2)             7.00%
                                         [9.42%]
-------------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of March 31, 2003. The lower figures with bracket are as of March 31, 2002.
             Coverage ratios for Claims under high risk and for Claims under close observation are listed under allowance for possible loan losses, following concurrent application of the discount cash flow method.

     [Trust accounts]                                                                                      (in millions of yen)
    ---------------------------------------------------------------------------------------------------------------------------
                                                             Reserve for    Collectable
                                                 Allowance   financial      amount by        Coverage ratio     Coverage ratio
                 Category            Disclosed   for loan    support to     collateralized   [(B)+(C)]/         [(B)+(C)+(D)]/
                                     amount(A)   losses(B)   specific       and guaranteed   [(A)-(D)]          (A)
                                                             borrowers(C)   loans(D)
    ---------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and               6,649           -              -            6,649                             100.00%
    substantially bankrupt debtors     [20,455]          -              -          [20,451]                            [99.97%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under high risk               6,338           -              -            5,745                              90.64%
                                       [12,164]          -              -          [10,318]                            [84.81%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under close observation      28,176           -              -           14,466                              51.34%
                                       [33,152]          -              -          [21,445]                            [64.68%]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                       41,165           -              -           26,861                              65.25%
                                       [65,773]          -              -          [52,214]                            [79.38%]
    ---------------------------------------------------------------------------------------------------------------------------
    Normal claims                      842,336
                                    [1,057,896]
    ---------------------------------------------------------------------------------------------------------------------------
    Total (2)                          883,501
                                    [1,123,669]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1) / Total (2)            4.65%
                                        [5.85%]
    ---------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of March 31, 2003. The lower figures with bracket are as of March 31, 2002.
             Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account "Claims to bankrupt and substantial bankruptcy " and "Claims under high risk" in accordance with standards applied to allowance for possible loan losses in the banking account. The Bank allocated a total of 9.4 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of March 31, 2003.

     [Banking: Non-Consolidated and Trust accounts]                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                              Reserve for    Collectable
                                                  Allowance   financial      amount by        Coverage ratio     Coverage ratio
                 Category            Disclosed    for loan    support to     collateralized   [(B)+(C)]/         [(B)+(C)+(D)]/
                                     amount(A)    losses(B)   specific       and guaranteed   [(A)-(D)]          (A)
                                                              borrowers(C)   loans(D)
-------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and               89,798       8,501              -           81,297                            100.00%
    substantially bankrupt debtors      [96,735]     [4,475]             -          [92,255]                           [99.99%]
-------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk              259,373     118,780              -          103,179                             85.57%
                                       [491,500]   [236,368]          [437]        [217,460]                           [92.42%]
-------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation      301,511      45,590            531          147,714                             64.28%
                                       [380,549]    [53,802]             -         [183,221]                           [62.28%]
-------------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                       650,682     172,871            531          332,190                             77.70%
                                       [968,785]   [294,646]          [437]        [492,936]                           [81.34%]
-------------------------------------------------------------------------------------------------------------------------------
    Normal claims                     8,935,574
                                     [9,731,562]
-------------------------------------------------------------------------------------------------------------------------------
    Total (2)                         9,586,256
                                    [10,700,347]
-------------------------------------------------------------------------------------------------------------------------------
    Sub total (1) / Total (2)              6.78%
                                          [9.05%]
-------------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of March 31, 2003. The lower figures with bracket are as of March 31, 2002.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

6. Progress in the Disposal of Problem Assets [Banking and Trust accounts] (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                              (in billions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                               As of        As of        As of        As of        As of        As of   ------------
                                           September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  (b) - (a)
                                               2000         2001         2001         2002       2002 (a)     2003 (b)
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims to bankrupt and substantially
   bankrupt debtors                             239.2        136.2         123.5        68.9         42.7         30.0       (12.7)
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims under high risk                       526.7        455.5         382.9       301.7        184.8         23.8      (161.0)
   ---------------------------------------------------------------------------------------------------------------------------------
   Total                                        766.0        591.8         506.4       370.7        227.6         53.8      (173.7)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (A)         (B)

    Progress in the disposal of problem assets (in billions of yen)
   ----------------------------------------------------------------
                                               Second half of fiscal 2002
   ----------------------------------------------------------------------
   Disposition by borrowers' liquidation                             22.3
   ----------------------------------------------------------------------
   Re-constructive disposition                                        0.4
   ----------------------------------------------------------------------
   Improvements in financial status due to
   re-constructive disposition                                        0.8
   ----------------------------------------------------------------------
   Loan sales to secondary market                                    53.0
   ----------------------------------------------------------------------
   Charge-off                                                        30.2
   ----------------------------------------------------------------------
   Other                                                             66.7
   ----------------------------------------------------------------------
      Collection of claims                                           30.7
      -------------------------------------------------------------------
      Improvements in financial status                               35.9
   ----------------------------------------------------------------------
   Total                                                            173.7 (B)
   ----------------------------------------------------------------------

    Above (A) includes the following figures which facilitates the final disposal of problem loans.

                                                     (in billions of yen)
   ----------------------------------------------------------------------
                                               Second half of fiscal 2002
   ----------------------------------------------------------------------
   Legal liquidation                                                 14.6
   ----------------------------------------------------------------------
   Quasi-legal liquidation                                            0.6
   ----------------------------------------------------------------------
   Split-off of problem loans                                        11.5
   ----------------------------------------------------------------------
   Partial charge-off of smaller balance loans                        4.1
   ----------------------------------------------------------------------
   Entrust through the managed trust method to
   the Resolution and Collection Corporation                         22.9
   ----------------------------------------------------------------------
   Total                                                             53.8
   ----------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL               (in billions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                  As of         As of         As of         As of          As of
                                                                                                                    ----------------
                                                March 31,   September 30,   March 31,   September 30,    March 31,     (b) - (a)
                                                   2001          2001         2002        2002 (a)       2003 (b)
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims to bankrupt and substantially
   bankrupt debtors                                11.0             5.5          4.8           2.8          9.9           7.0
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims under high risk                         133.7           117.5         91.4          76.7          6.8         (69.9)
   ---------------------------------------------------------------------------------------------------------------------------------
   Total                                          144.8           123.0         96.3          79.6         16.7         (62.8)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (C)           (D)

    Progress in the disposal of problem assets (in billions of yen)
   ----------------------------------------------------------------
                                                Second half of fiscal 2002
   -----------------------------------------------------------------------
   Disposition by borrowers' liquidation                                 -
   -----------------------------------------------------------------------
   Re-constructive disposition                                         3.2
   -----------------------------------------------------------------------
   Improvements in financial status due to
   re-constructive disposition                                           -
   -----------------------------------------------------------------------
   Loan sales to secondary market                                      0.0
   -----------------------------------------------------------------------
   Charge-off                                                         58.7
   -----------------------------------------------------------------------
   Other                                                               0.8
   -----------------------------------------------------------------------
      Collection of claims                                             0.8
      --------------------------------------------------------------------
      Improvements in financial status                                   -
   -----------------------------------------------------------------------
   Total                                                              62.8 (D)
   -----------------------------------------------------------------------

   Above (C) includes the following figures which facilitates the final disposal of problem loans.

                                              (in billions of yen)
   ---------------------------------------------------------------
                                                Second half of fiscal 2002
   -----------------------------------------------------------------------
   Legal liquidation                                                   2.9
   -----------------------------------------------------------------------
   Quasi-legal liquidation                                               -
   -----------------------------------------------------------------------
   Split-off of problem loans                                            -
   -----------------------------------------------------------------------
   Partial charge-off of smaller balance loans                         0.6
   -----------------------------------------------------------------------
   Entrust through the managed trust method to
   the Resolution and Collection Corporation                             -
   -----------------------------------------------------------------------
   Total                                                               3.5
   -----------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

                                                                                      (in billions of yen)
----------------------------------------------------------------------------------------------------------
                                              As of        As of        As of        As of
                                          September 30,  March 31,  September 30,  March 31,     (b) - (a)
                                              2001         2002        2002 (a)     2003 (b)
----------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                               3.0         16.4          1.5          1.4           (0.1)
----------------------------------------------------------------------------------------------------------
Claims under high risk                        80.0         30.2         21.6          6.4          (15.2)
----------------------------------------------------------------------------------------------------------
Total                                         83.1         46.7         23.2          7.8          (15.3)
----------------------------------------------------------------------------------------------------------
                                                                                      (E)           (F)

Progress in the disposal of problem assets             (in billions of yen)
-----------------------------------------------------------------------------
                                                Second half of fiscal 2002
-----------------------------------------------------------------------------
Disposition by borrowers' liquidation                                 -
-----------------------------------------------------------------------------
Re-constructive disposition                                         0.4
-----------------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                         4.5
-----------------------------------------------------------------------------
Loan sales to secondary market                                      0.0
-----------------------------------------------------------------------------
Charge-off                                                          0.0
-----------------------------------------------------------------------------
Other                                                              10.1
-----------------------------------------------------------------------------
    Collection of claims                                            9.6
    -------------------------------------------------------------------------
    Improvements in financial status                                0.5
-----------------------------------------------------------------------------
Total                                                              15.3      (F)
-----------------------------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem loans.

                                                       (in billions of yen)
-----------------------------------------------------------------------------
                                                Second half of fiscal 2002
-----------------------------------------------------------------------------
Legal liquidation                                                   0.3
-----------------------------------------------------------------------------
Quasi-legal liquidation                                               -
-----------------------------------------------------------------------------
Split-off of problem loans                                            -
-----------------------------------------------------------------------------
Partial charge-off of smaller balance loans                         1.6
-----------------------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                          -
-----------------------------------------------------------------------------
Total                                                               1.9
-----------------------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                             (in billions of yen)
-------------------------------------------------------------------------------------------------
                                                  As of         As of         As of
                                                March 31,   September 30,   March 31,   (b) - (a)
                                                   2002        2002 (a)     2003 (b)
-------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                    6.3          8.9             7.5      (1.3)
-------------------------------------------------------------------------------------------------
Claims under high risk                             68.0         28.4             9.5     (18.8)
-------------------------------------------------------------------------------------------------
Total                                              74.4         37.3            17.1     (20.2)
-------------------------------------------------------------------------------------------------
                                                                                (G)       (H)

Progress in the disposal of problem assets             (in billions of yen)
-----------------------------------------------------------------------------
                                                 Second half of fiscal 2002
-----------------------------------------------------------------------------
Disposition by borrowers' liquidation                               0.0
-----------------------------------------------------------------------------
Re-constructive disposition                                         0.8
-----------------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                          -
-----------------------------------------------------------------------------
Loan sales to secondary market                                      1.3
-----------------------------------------------------------------------------
Charge-off                                                          8.7
-----------------------------------------------------------------------------
Other                                                               9.3
-----------------------------------------------------------------------------
    Collection of claims                                            9.2
    -------------------------------------------------------------------------
    Improvements in financial status                                0.0
-----------------------------------------------------------------------------
Total                                                              20.2      (H)
-----------------------------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem loans.

                                                       (in billions of yen)
-----------------------------------------------------------------------------
                                                 Second half of fiscal 2002
-----------------------------------------------------------------------------
Legal liquidation                                                   2.1
-----------------------------------------------------------------------------
Quasi-legal liquidation                                               -
-----------------------------------------------------------------------------
Split-off of problem loans                                            -
-----------------------------------------------------------------------------
Partial charge-off of smaller balance loans                         2.6
-----------------------------------------------------------------------------
Entrust through the managed trust method to the
Resolution and Collection Corporation                                 -
-----------------------------------------------------------------------------
Total                                                               4.7
-----------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                                (in billions of yen)
  --------------------------------------------------------------------------------------------------
                                                  As of               As of         ----------------
                                               September 30,         March 31,          (b) - (a)
                                                 2002 (a)             2003 (b)
  --------------------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                       4.3               15.4               11.1
  --------------------------------------------------------------------------------------------------
  Claims under high risk                                89.5               35.9              (53.6)
  --------------------------------------------------------------------------------------------------
  Total                                                 93.9               51.3              (42.5)
  --------------------------------------------------------------------------------------------------
                                                                         (I)                   (J)

  Progress in the disposal of problem assets  (in billions of yen)
  ---------------------------------------------------------------
                                    Second half of fiscal 2002
  ---------------------------------------------------------------
  Disposition by borrowers' liquidation                      -
  ---------------------------------------------------------------
  Re-constructive disposition                              0.1
  ---------------------------------------------------------------
  Improvements in financial status due to
  re-constructive deposition                               9.7
  ---------------------------------------------------------------
  Loan sales to secondary market                           2.0
  ---------------------------------------------------------------
  Charge-off                                              13.2
  ---------------------------------------------------------------
  Other                                                   17.3
       ----------------------------------------------------------
       Collection of claims                               14.6
       ----------------------------------------------------------
       Improvements in financial status                    2.6
  ---------------------------------------------------------------
  Total                                                   42.5   (J)
  ---------------------------------------------------------------

  Above (I) includes the following figures which facilitates the final disposal of problem loans.

                                                            (in billions of yen)
  ------------------------------------------------------------------------------
                                                     Second half of fiscal 2002
  ------------------------------------------------------------------------------
  Legal liquidation                                                       15.1
  ------------------------------------------------------------------------------
  Quasi-legal liquidation                                                    -
  ------------------------------------------------------------------------------
  Split-off of problem loans                                                 -
  ------------------------------------------------------------------------------
  Partial charge-off of smaller balance loans                              0.9
  ------------------------------------------------------------------------------
  Entrust through the managed trust method to the
  Resolution and Collection Corporation                                      -
  ------------------------------------------------------------------------------
  Total                                                                   16.0
  ------------------------------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                             (in billions of yen)
  ---------------------------------------------------------------
                                            As of March 31, 2003
  ---------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                          25.3
  ---------------------------------------------------------------
  Claims under high risk                                   176.6
  ---------------------------------------------------------------
  Total                                                    202.0
  ---------------------------------------------------------------

  Histrical trend of problem assets based on the FRL
  ----------------------------------------------------------------------------------------------------------------------------------
                                                 As of             As of            As of              As of              As of
                                             September 30,       March 31,      September 30,        March 31,        September 30,
                                                 2000               2001             2001               2002             2002 (a)
  ----------------------------------------------------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                   239.2           147.3              132.0             96.7                 60.5
  ----------------------------------------------------------------------------------------------------------------------------------
  Claims under high risk                             526.7           589.2              580.5            491.5                401.3
  ----------------------------------------------------------------------------------------------------------------------------------
  Total                                              766.0           736.6              712.6            588.2                461.8
  ----------------------------------------------------------------------------------------------------------------------------------

  Histrical trend of problem assets based on the FRL               (in billions of yen)
  -------------------------------------------------------------------------------------
                                                       As of          -----------------
                                                     March 31,            (b) - (a)
                                                     2003 (b)
  -------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                        89.7                 29.2
  -------------------------------------------------------------------------------------
  Claims under high risk                                 259.3               (142.0)
  -------------------------------------------------------------------------------------
  Total                                                  349.1               (112.7)
  -------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Classification of Loans by Type of Industry

(1) Loans by type of industry [Banking: Non-Consolidated]                                     (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                As of       Increase/     Increase/       As of          As of
                                               March 31,    (Decrease)    (Decrease)     March 31,   September 30,
                                               2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2002 (C)
------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans booked
  at offshore markets                          7,759,202     (471,637)     (425,592)    8,230,839     8,184,795
------------------------------------------------------------------------------------------------------------------
     Manufacturing                             1,168,150      (73,567)      (24,264)    1,241,717     1,192,414
     Agriculture                                   1,547           83           173         1,464         1,374
     Forestry                                        100            -             -           100           100
     Fishery                                      22,639       10,272         6,201        12,367        16,438
     Mining                                        6,044       (1,231)         (679)        7,275         6,723
     Construction                                271,847      (33,391)      (22,301)      305,238       294,148
     Utilities                                   151,750       27,330        24,359       124,420       127,391
     Media and Communication                     846,527      227,261        77,822       619,266       768,705
     Wholesale and Retail                        689,170     (149,292)     (111,755)      838,462       800,925
     Banks and other financial institutions    1,960,579       80,641      (145,976)    1,879,938     2,106,555
     Real estate                               1,032,902     (272,296)     (149,942)    1,305,198     1,182,844
     Services                                    676,374     (241,910)     (176,744)      918,284       853,118
     Municipal government                        343,804      118,577        83,133       225,227       260,671
     Other industries                            587,761     (164,113)       14,378       751,874       573,383
------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked at
  offshore markets                               502,520     (307,676)     (105,161)      810,197       607,681
------------------------------------------------------------------------------------------------------------------
                  Total                        8,261,722     (779,314)     (530,754)    9,041,037     8,792,477
------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Banking: Non-Consolidated]                                       (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                As of        Increase/     Increase/      As of          As of
                                               March 31,    (Decrease)    (Decrease)     March 31,   September 30,
                                               2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2002 (C)
------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                    265,406       25,686        26,271       239,719       239,135
------------------------------------------------------------------------------------------------------------------
    Housing loans                                247,515       41,223        27,056       206,292       220,458
------------------------------------------------------------------------------------------------------------------
    Others                                        17,890      (15,536)         (785)       33,427        18,676
------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Banking: Non-Consolidated]            (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                       As of     Increase/   Increase/     As of         As of
                                                      March 31,  (Decrease)  (Decrease)   March 31,  September 30,
                                                      2003 (A)    (A) - (B)   (A) - (C)   2002 (B)     2002 (C)
------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies   2,719,462    (917,461)   (893,551)  3,636,923     3,613,013
------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                       35.04%      (9.13)%     (9.09)%     44.18%        44.14%
------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(4) Loans by type of industry [Trust accounts]                                              (in millions of yen)
----------------------------------------------------------------------------------------------------------------
                                              As of       Increase/     Increase/      As of           As of
                                             March 31,   (Decrease)    (Decrease)     March 31,    September 30,
                                             2003 (A)     (A) - (B)     (A) - (C)      2002 (B)       2002 (C)
----------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
  booked at offshore markets)               1,107,555     (275,882)      (71,418)    1,383,437        1,178,974
----------------------------------------------------------------------------------------------------------------
  Manufacturing                                76,795      (26,700)       (2,681)      103,495           79,476
  Agriculture                                       -            -             -             -                -
  Forestry                                         30           (7)           (3)           37               33
  Fishery                                       1,572          230           615         1,342              957
  Mining                                          129         (192)          (94)          321              223
  Construction                                  7,872      (10,062)       (3,965)       17,934           11,837
  Utilities                                   135,204      (42,325)      (17,029)      177,529          152,233
  Media and Communication                     124,560      (47,833)      (35,524)      172,393          160,084
  Wholesale and Retail                         17,190       (7,959)        1,921        25,149           15,269
  Banks and other financial institutions      197,722      135,747        48,835        61,975          148,887
  Real estate                                  77,800      (33,979)      (11,361)      111,779           89,161
  Services                                     52,767      (32,308)      (15,228)       85,075           67,995
  Municipal government                         37,773       (3,571)       (2,680)       41,344           40,453
  Other industries                            378,134     (206,922)      (34,225)      585,056          412,359
----------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
  at offshore markets                               -            -             -             -                -
----------------------------------------------------------------------------------------------------------------
     Total                                  1,107,555     (275,882)      (71,418)    1,383,437        1,178,974
----------------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                              (in millions of yen)
----------------------------------------------------------------------------------------------------------------
                                              As of       Increase/     Increase/      As of           As of
                                             March 31,   (Decrease)    (Decrease)     March 31,    September 30,
                                             2003 (A)     (A) - (B)     (A) - (C)     2002 (B)       2002 (C)
----------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                 268,405      (48,207)      (22,957)      316,612          291,362
   -------------------------------------------------------------------------------------------------------------
   Housing loans                              265,050      (47,171)      (22,474)      312,222          287,524
   -------------------------------------------------------------------------------------------------------------
   Others                                       3,354       (1,035)         (482)        4,390            3,837
----------------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies [Trust accounts]                     (in millions of yen)
----------------------------------------------------------------------------------------------------------------
                                              As of       Increase/     Increase/      As of           As of
                                             March 31,   (Decrease)    (Decrease)     March 31,    September 30,
                                             2003 (A)     (A) - (B)     (A) - (C)     2002 (B)       2002 (C)
----------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized
  companies                                   666,401     (117,204)       (3,601)      783,605          670,002
----------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans              60.16%        3.52%         3.33%        56.64%           56.82%
----------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(7) Loans by type of industry [Banking:Non-Consolidated and Trust accounts]                                     (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                  As of             Increase/       Increase/             As of            As of
                                                March 31,          (Decrease)      (Decrease)           March 31,      September 30,
                                                2003 (A)            (A) - (B)       (A) - (C)           2002 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
  booked at offshore markets                    8,866,758            (747,519)       (497,011)          9,614,277          9,363,769
------------------------------------------------------------------------------------------------------------------------------------
  Manufacturing                                 1,244,946            (100,267)        (26,944)          1,345,213          1,271,890
  Agriculture                                       1,547                  83             173               1,464              1,374
  Forestry                                            130                  (7)             (3)                137                133
  Fishery                                          24,211              10,502           6,816              13,709             17,395
  Mining                                            6,173              (1,424)           (774)              7,597              6,947
  Construction                                    279,720             (43,453)        (26,265)            323,173            305,985
  Utilities                                       286,955             (14,995)          7,330             301,950            279,625
  Media and Communication                         971,088             179,428          42,298             791,660            928,790
  Wholesale and Retail                            706,361            (157,252)       (109,834)            863,613            816,195
  Banks and other financial institutions        2,158,302             216,388         (97,141)          1,941,914          2,255,443
  Real estate                                   1,110,703            (306,274)       (161,302)          1,416,977          1,272,005
  Services                                        729,141            (274,219)       (191,973)          1,003,360            921,114
  Municipal government                            381,577             115,005          80,452             266,572            301,125
  Other industries                                965,895            (371,036)        (19,848)          1,336,931            985,743
------------------------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
  at offshore markets                             502,520            (307,676)       (105,161)            810,197            607,681
------------------------------------------------------------------------------------------------------------------------------------
       Total                                    9,369,278          (1,055,196)       (602,172)         10,424,475          9,971,451
------------------------------------------------------------------------------------------------------------------------------------

(8) Domestic consumer loans  [Banking:Non-Consolidated and Trust accounts]                                      (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                  As of             Increase/        Increase/             As of           As of
                                                March 31,          (Decrease)       (Decrease)           March 31,     September 30,
                                                2003 (A)            (A) - (B)        (A) - (C)           2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                     533,812             (22,520)          3,314             556,332            530,497
------------------------------------------------------------------------------------------------------------------------------------
  Housing loans                                   512,566              (5,948)          4,582             518,514            507,983
  ----------------------------------------------------------------------------------------------------------------------------------
  Others                                           21,245             (16,571)         (1,268)             37,817             22,514
------------------------------------------------------------------------------------------------------------------------------------

(9) Domestic loans to small and medium-sized companies [Banking:Non-Consolidated and Trust accounts]            (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                   As of             Increase/       Increase/             As of           As of
                                                 March 31,          (Decrease)      (Decrease)           March 31,     September 30,
                                                 2003 (A)            (A) - (B)       (A) - (C)           2002 (B)         2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized
  companies                                     3,385,863          (1,034,666)       (897,152)          4,420,529         4,283,015
------------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                  38.18%              (7.79)%         (7.55)%             45.97%            45.74%
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

8. Loans and Deposits [Non-Consolidated]

                                                                                                              (in millions of yen)
  -------------------------------------------------------------------------------------------------------------------------------
                                              As of            Increase/         Increase/           As of              As of
                                            March 31,         (Decrease)        (Decrease)         March 31,        September 30,
                                             2003 (A)          (A) - (B)         (A) - (C)          2002 (B)          2002 (C)
  -------------------------------------------------------------------------------------------------------------------------------
  Deposits (ending balance)                 11,143,611         (132,019)          (22,810)        11,275,630        11,166,422
  -------------------------------------------------------------------------------------------------------------------------------
  Deposits (average balance)                11,172,642          337,583            78,477         10,835,059        11,094,165
  -------------------------------------------------------------------------------------------------------------------------------
  Loans (ending balance)                     8,261,722         (779,314)         (530,754)         9,041,037         8,792,477
  -------------------------------------------------------------------------------------------------------------------------------
  Loans (average balance)                    8,859,128         (215,459)           37,646          9,074,587         8,821,481
  -------------------------------------------------------------------------------------------------------------------------------

9. Domestic Deposits [Non-Consolidated]

                                                                                                             (in millions of yen)
  -------------------------------------------------------------------------------------------------------------------------------
                                              As of           Increase/        Increase/          As of             As of
                                            March 31,        (Decrease)       (Decrease)        March 31,       September 30,
                                             2003 (A)         (A) - (B)        (A) - (C)         2002 (B)         2002 (C)
  -------------------------------------------------------------------------------------------------------------------------------
  Individuals                               6,681,259          435,788          176,786         6,245,471        6,504,473
  -------------------------------------------------------------------------------------------------------------------------------
  Corporations and others                   3,059,461         (266,012)        (118,183)        3,325,474        3,177,644
  -------------------------------------------------------------------------------------------------------------------------------
  Domestic deposits                         9,740,721          169,775           58,603         9,570,945        9,682,118
  -------------------------------------------------------------------------------------------------------------------------------

  Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

10. Number of Employees [Non-Consolidated]

  -------------------------------------------------------------------------------------------------------------------------------
                                              As of           Increase/        Increase/          As of             As of
                                            March 31,        (Decrease)       (Decrease)        March 31,       September 30,
                                             2003 (A)         (A) - (B)        (A) - (C)         2002 (B)         2002 (C)
  -------------------------------------------------------------------------------------------------------------------------------
  Number of Employees                           6,188             (353)            (263)            6,541            6,451
  -------------------------------------------------------------------------------------------------------------------------------

11. Number of Offices [Non-Consolidated]

  -------------------------------------------------------------------------------------------------------------------------------
                                              As of           Increase/        Increase/         As of              As of
                                            March 31,        (Decrease)       (Decrease)       March 31,        September 30,
                                             2003 (A)         (A) - (B)        (A) - (C)        2002 (B)          2002 (C)
  -------------------------------------------------------------------------------------------------------------------------------
  Domestic:                                        53               (2)              (2)               55               55
     ----------------------------------------------------------------------------------------------------------------------------
     Head office and Branches                      49               (2)              (2)               51               51

     Sub Branches & Agencies                        4                -                -                 4                4
  -------------------------------------------------------------------------------------------------------------------------------
  Overseas:                                         8                -                -                 8                8
     ----------------------------------------------------------------------------------------------------------------------------
     Branches                                       5                -                -                 5                5

     Sub - branches                                 -                -                -                 -                -

     Representative offices                         3                -                -                 3                3
  -------------------------------------------------------------------------------------------------------------------------------
  Total                                            61               (2)              (2)               63               63
  -------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

12. Earning Projections for the Fiscal Year Ending March 31, 2004

 [Consolidated]                                             (in billions of yen)
--------------------------------------------------------------------------------
                                   For the year ending       For the year ended
                                     March 31, 2004            March 31, 2003
--------------------------------------------------------------------------------
  Ordinary income                               580.0                     609.6
--------------------------------------------------------------------------------
  Ordinary income (loss)                         70.0                    (200.5)
--------------------------------------------------------------------------------
  Net income (loss)                              35.0                     (97.3)
--------------------------------------------------------------------------------

 [Non-Consolidated]                                         (in billions of yen)
--------------------------------------------------------------------------------
                                   For the year ending       For the year ended
                                     March 31, 2004            March 31, 2003
--------------------------------------------------------------------------------
  Ordinary income                               550.0                     573.8
--------------------------------------------------------------------------------
  Net business profits before
  credit costs for trust accounts
  and provision for formula
  allowance for loan losses                     160.0                     178.4
--------------------------------------------------------------------------------
  Ordinary income (loss)                         70.0                    (204.5)
--------------------------------------------------------------------------------
  Net income (loss)                              35.0                     (95.3)
--------------------------------------------------------------------------------

                                                                            MTFG

                     Financial Highlights of FY 2002 Results

               I.      Financial Highlights of
                       Fiscal Year 2002 Results (Japanese GAAP)

               II.     Progress in Addressing Key Issues

               III.    Consolidated Management of the Group


                                  May 26, 2003

                     Mitsubishi Tokyo Financial Group, Inc.

                                          Mitsubishi Tokyo Financial Group, Inc.

I. Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2003

1. Highlights of Consolidated Statements of Operations
------------------------------------------------------

                                                                                             (in billions of yen except percentages)
                                                                For the year ended           For the year ended
                                                                March 31, 2002 (A)           March 31, 2003 (B)           (B) - (A)
-----------------------------------------------------------------------------------------------------------------------------------
 1 Gross profits                                                           1,711.6                      1,747.3               35.6
 2   Net interest income                                                   1,108.0                      1,058.8              (49.2)
 3   Trust fees                                                              122.7                        101.4              (21.3)
 4     Credit costs for trust accounts                                       (19.3)                        (8.1)              11.1
 5   Net fees and commissions                                                338.3                        354.7               16.3
 6   [% of Net fees and commissions to Gross profits]                        [19.7%]                      [20.3%]             [0.6%]
 7   Net trading profits                                                      54.5                         79.9               25.3
 8   Net other business income                                                87.8                        152.4               64.6
 9     Net gains on debt securities                                            7.8                         68.2               60.3
10   [% of Net trading profits and Net other business income to
     Gross profits]                                                           [8.3%]                      [13.2%]             [4.9%]
11 General and administrative expenses                                       966.8                        991.2               24.3
12   Mitsubishi Securities Co., Ltd.                                          20.7                         76.5               55.7
13 Net business profits before credit costs for trust accounts and
   provision for formula allowance for loan losses                           764.1                        764.2                0.1
14 Provision for formula allowance for loan losses                            33.8                         38.2                4.3
15 Net business profits                                                      710.9                        717.8                6.9
16 Net non-recurring gains (losses)                                       (1,000.2)                    (1,078.1)             (77.8)
17   Credit related costs                                                   (721.2)                      (492.3)             228.8
18     Losses on loan charge-offs                                           (283.6)                      (211.0)              72.6
19     Provision for specific allowance for loan losses                     (346.1)                      (117.7)             228.3
20     Losses on sales of loans to the Resolution and Collection Corporation  (6.1)                       (75.2)             (69.1)
21     Other credit related costs                                            (85.2)                       (88.3)              (3.0)
22   Net gains (losses) on equity securities                                (224.8)                      (488.0)            (263.1)
23     Gains on sales of equity securities                                   136.8                         80.3              (56.5)
24     Losses on sales of equity securities                                 (217.0)                      (219.6)              (2.6)
25     Losses on write down of equity securities                            (144.6)                      (348.7)            (204.0)
26   Other                                                                   (54.1)                       (97.6)             (43.5)
27     Foreign exchange loss on convertible bond                                 -                        (43.6)             (43.6)
28 Ordinary loss                                                            (289.3)                      (360.2)             (70.9)
29 Net special gains (losses)                                                 (7.7)                        19.5               27.2
30 Loss before income taxes and others                                      (297.0)                      (340.7)             (43.6)
31 Income taxes                                                             (163.4)                      (181.1)             (17.6)
32 Minority interest                                                          18.7                          1.8              (16.8)
33 Net loss                                                                 (152.3)                      (161.4)              (9.1)
34 Total credit costs (4+14+17)                                             (774.4)                      (538.7)             235.6
35 Net business profits after total credit costs (13-34)                     (10.3)                       225.4              235.7
36 Risk-monitored loans at fiscal year end                                 4,046.6                      2,569.4           (1,477.1)

Operating Results of Significant Subsidiaries for the Year Ended March 31, 2003

                                                                                           Net business profits
                                          Gross profits         Efficiency ratio            before credit costs   Net income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
37 The Bank of Tokyo-Mitsubishi, Ltd.            978.0                   47.69%                        511.5                (92.1)
38 Mitsubishi Trust and Banking Corporation      326.4                   47.84%                        178.4                (95.3)
39 UnionBanCal Corporation                       262.4                   56.72%                        113.5                 63.2

                                          Mitsubishi Tokyo Financial Group, Inc.

2. Highlights of Consolidated Balance Sheets
--------------------------------------------

                                                                                                                (in billions of yen)
                                                                             As of March 31,         As of March 31,
                                                                                2002 (A)                2003 (B)           (B) - (A)
------------------------------------------------------------------------------------------------------------------------------------
 1 Loans and bills discounted                                                   49,062.7                 46,950.3         (2,112.4)
 2   Overseas branches                                                           6,579.8                  5,570.4         (1,009.3)
 3   Overseas subsidiaries (UnionBanCal Corporation and Bank of                  3,725.6                  3,442.2           (283.3)
     Tokyo-Mitsubishi Trust Company)
 4   Domestic housing loans                                                      6,376.0                  6,941.1            565.1
 5   Book value of loans sold during the fiscal year (total of the two            (210.7)                  (486.9)          (276.1)
      Banks *)
 6     Sold to the Resolution and Collection Corporation (the "RCC")               (14.3)                  (234.9)          (220.6)
 7     [Sold to the RCC before charge-offs]                                       [(56.9)]                [(647.8)]        [(590.9)]
 8     Other loans sold                                                           (196.4)                  (251.9)           (55.5)
 9   Charge-offs during the fiscal year (total of the two Banks *)                (271.5)                  (292.5)           (21.0)
10 % of disclosed claims under the Financial Reconstruction Law to                   8.1%                     5.3%            (2.8)%
    total claims
11 Investment securities                                                        23,109.7                 24,158.3          1,048.6
12   Domestic equity securities                                                  5,138.6                  3,231.3         (1,907.2)
13   Japanese Government Bonds (total of the two Banks *)                        9,347.6                 10,591.7          1,244.1
14   Foreign bonds (total of the two Banks *)                                    4,590.3                  6,657.5          2,067.1
15   Book value of investment securities sold during the fiscal year (total of    (916.7)                (1,279.6)          (362.9)
      the two Banks *)
16     Transferred to an exchange-traded fund                                     (450.9)                  (366.1)            84.8
17     Sold in the market or by other means                                       (465.8)                  (913.5)          (447.7)
18   Write down during the fiscal year (total of the two Banks *)                 (219.1)                  (356.5)          (137.4)
19 Deferred tax assets                                                           1,032.1                  1,362.6            330.5
20 [% of Deferred tax assets to Tier I]                                            [32.4%]                  [43.5%]          [11.1%]
21   Total of the two Banks *                                                      995.2                  1,372.8            377.5
22     Allowance for loan losses                                                   757.0                    532.3           (224.6)
23     Write down of investment securities                                         111.5                     11.7            (99.8)
24     Net operating loss carryforwards                                             76.8                    725.2            648.4
25     Other (primarily accrued severance indemnities and pension liabilities)      49.8                    103.5             53.6
26 Total assets                                                                 99,496.8                 99,175.3           (321.5)
27   Deposits                                                                   59,907.3                 62,624.3          2,716.9
28     Total of the two Banks *                                                 56,617.6                 58,970.7          2,353.1
29       Overseas branches                                                       7,079.4                  5,943.5         (1,135.8)
30       Individuals                                                            29,509.8                 32,164.4          2,654.5
31       Corporations and others                                                19,325.2                 19,903.8            578.5
32   Weighted average rate on domestic loans (total of the two banks *)             1.66%                    1.58%           (0.08)%
33   Weighted average rate on domestic deposits (total of the two banks *)          0.18%                    0.09%           (0.09)%
34   Spread between domestic loans and domestic deposits (total of the
      two banks *)                                                                  1.48%                    1.50%            0.02%
35 Total shareholders' equity                                                    3,324.4                  3,046.4           (278.0)
36   Capital stock                                                               1,146.5                  1,258.0            111.5
37   Capital surplus                                                               834.6                    932.0             97.3
38     Capital increase                                                                -                    111.5            111.5
39   Retained earnings                                                           1,189.7                    962.3           (227.3)
40   Unrealized gains (losses) on securities available for sale                     84.0                   (223.4)          (307.4)
41   Less treasury stock                                                          (105.3)                    (4.4)           100.9
42 BIS risk-adjusted capital ratio                                                 10.30%                   10.84%            0.53%
43   Tier I ratio                                                                   5.27%                    5.68%            0.41%
44 Tier I capital                                                                3,181.1                  3,128.6            (52.4)
45 Risk-adjusted  assets                                                        60,335.8                 55,049.6         (5,286.2)

* "Total of the two Banks" represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

                                           Mitsubishi Tokyo Financial Group, Inc

3. Disclosed Claims under the Financial Reconstruction Law ("FRL")
------------------------------------------------------------------
(1) Status of Disclosed Claim under the FRL (prompt report)

                                                                                             (in billions of yen, except percentage)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2002    September 30, 2002    March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors                                                   419                   402               226
------------------------------------------------------------------------------------------------------------------------------------
Claims under high risk                                                         1,934                 1,387             1,031
------------------------------------------------------------------------------------------------------------------------------------
Claims under close observation                                                 1,917                 1,886             1,357
------------------------------------------------------------------------------------------------------------------------------------
Disclosed Claim Ratio                                                           8.10%                 7.30%             5.30%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                As of                 As of                  As of
                                           March 31, 2002        September 30, 2002      March 31, 2003          Increase/(Decrease)
                                                  (A)                  (B)                   (C)                (C)-(A)      (C)-(B)
------------------------------------------------------------------------------------------------------------------------------------
1 Claims to bankrupt and
  substantially bankrupt debtors                    419.0                     402.1               226.4         (192.6)     (175.6)
------------------------------------------------------------------------------------------------------------------------------------
2 Claims under high risk                          1,933.5                   1,386.6             1,031.3         (902.1)     (355.2)
------------------------------------------------------------------------------------------------------------------------------------
3 Claims under close observation                  1,916.8                   1,886.2             1,357.4         (559.3)     (528.8)
------------------------------------------------------------------------------------------------------------------------------------
4 Total Disclosed Claims (A)                      4,269.4                   3,675.0             2,615.2       (1,654.2)   (1,059.7)
====================================================================================================================================
5 Total Credit Exposure (B)                      52,401.4                  49,906.9            48,951.2       (3,450.1)     (955.7)
------------------------------------------------------------------------------------------------------------------------------------
6 Disclosed Claims Ratio (A)/(B)                      8.1%                      7.3%                5.3%          (2.8%)      (2.0%)
------------------------------------------------------------------------------------------------------------------------------------


(2) Status of Non Performing Assets (prompt report)

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                          Six months                    Six months               Six months            Six months
                                       results ending                 results ending           results ending        results ending
                                     September 30, 2001               March 31, 2002         September 30, 2002      March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
Inflow                                     367                             448                       398                    608
------------------------------------------------------------------------------------------------------------------------------------
Outflow                                   -356                            -675                      -962                 -1,139
------------------------------------------------------------------------------------------------------------------------------------

a. Six months results ending March 31, 2003

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            As of                                                      As of
                                      September 30, 2002         Inflows         Outflows          March 31, 2003       Net increase
                                             (A)                   (B)             (C)               (A)+(B)-(C)            (B)-(C)
------------------------------------------------------------------------------------------------------------------------------------
7 Claims to bankrupt and substantially
  bankrupt debtors                                 402.1            50.5          (226.2)                   226.4            (175.6)
------------------------------------------------------------------------------------------------------------------------------------
8 Claims under high risk                         1,386.6           557.6          (912.9)                 1,031.3            (355.2)
------------------------------------------------------------------------------------------------------------------------------------
9 Total                                          1,788.7           608.1        (1,139.1)                 1,257.8            (530.9)
------------------------------------------------------------------------------------------------------------------------------------


b. Six months results ending September 30, 2002

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                     As of                                                           As of
                                 March 31, 2002           Inflows          Outflows           September 30, 2002        Net increase
                                      (A)                   (B)               (C)                 (A)+(B)-(C)              (B)-(C)
------------------------------------------------------------------------------------------------------------------------------------
10 Claims to bankrupt and
   substantially bankrupt debtors         419.0              28.9             (45.9)                       402.1              (16.9)
------------------------------------------------------------------------------------------------------------------------------------
11 Claims under high risk               1,933.5             369.4            (916.3)                     1,386.6             (546.9)
------------------------------------------------------------------------------------------------------------------------------------
12 Total                                2,352.6             398.4            (962.3)                     1,788.7             (563.8)
------------------------------------------------------------------------------------------------------------------------------------

                                           Mitsubishi Tokyo Financial Group, Inc

c. Six months results ending March 31, 2002

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                       As of              Inflows             Outflows               As of              Net increase
                                 September 30, 2001                                              March 31, 2002
                                        (A)                 (B)                 (C)               (A)+(B)-(C)              (B)-(C)
------------------------------------------------------------------------------------------------------------------------------------
1 Claims to bankrupt and
  substantially bankrupt debtors              408.1          63.6               (52.7)                    419.0                10.9
------------------------------------------------------------------------------------------------------------------------------------
2 Claims under high risk                    2,171.4         384.0              (621.9)                  1,933.5              (237.9)
------------------------------------------------------------------------------------------------------------------------------------
3 Total                                     2,579.6         447.7              (674.7)                  2,352.6              (227.0)
------------------------------------------------------------------------------------------------------------------------------------

d. Six months results ending September 30, 2001

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                As of              Inflows            Outflows          As of           Net increase
                                            March 31, 2001                                        September 30, 2001
                                                  (A)               (B)                 (C)          (A)+(B)-(C)             (B)-(C)
------------------------------------------------------------------------------------------------------------------------------------
4 Claims to bankrupt and substantially
  bankrupt debtors                                   398.5            30.2               (20.6)                408.1            9.5
------------------------------------------------------------------------------------------------------------------------------------
5 Claims under high risk                           2,169.4           337.1              (335.1)              2,171.4            1.9
------------------------------------------------------------------------------------------------------------------------------------
6 Total                                            2,568.0           367.3              (355.8)              2,579.6           11.5
------------------------------------------------------------------------------------------------------------------------------------

(3) Status of Secured Coverage on Disclosed Claims under the FRL (prompt report)

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                 Disclosed     Collateral,      Unsecured         Reserves        Coverage Ratio      Coverage Ratio
                                   amount    Guarantees, etc       (A)              (B)                (B)/(A)      (March 31, 2002)
------------------------------------------------------------------------------------------------------------------------------------
7  Claims to bankrupt and
   substantially bankrupt debtors    226.4            206.4          19.9             19.9                100.0%               99.9%
------------------------------------------------------------------------------------------------------------------------------------
8  Claims under high risk          1,031.3            467.5         563.8            386.3                 68.5%               67.4%
------------------------------------------------------------------------------------------------------------------------------------
9  Claims under close observation  1,357.4            624.8         732.6            266.0                 36.3%               28.4%
------------------------------------------------------------------------------------------------------------------------------------
10 Total                           2,615.2          1,298.9       1,316.3            672.3                 51.0%               50.7%
------------------------------------------------------------------------------------------------------------------------------------
11 (Change from March 31, 2002)   (1,654.2)          (883.4)       (770.7)          (387.3)                 0.3%                  -
-----------------------------------------------------------------------------------------------------------------------------------
12 Normal claims                  46,335.9                -             -                -                    -
------------------------------------------------------------------------------------------------------------------------------------

(4) Status of Secured Coverage on Self-Assessment of Assets (prompt report)

                                                  As of                 As of                 As of
                                             March 31, 2002       September 30, 2002      March 31, 2003
                                                  (A)                   (B)                  (C)           (C)-(A)           (C)-(B)
------------------------------------------------------------------------------------------------------------------------------------
13 Normal                                        0.18%                 0.19%                0.17%          (0.00%)           (0.01%)
------------------------------------------------------------------------------------------------------------------------------------
14 Close Watch                                   8.11%                 8.75%                9.30%           1.19%             0.54%
------------------------------------------------------------------------------------------------------------------------------------
15   Close Watch                                 3.97%                 3.57%                3.31%          (0.65%)           (0.26%)
------------------------------------------------------------------------------------------------------------------------------------
16   Borrowers with Credit under
     Close Observation                          14.39%                17.44%               21.16%           6.78%             3.72%
------------------------------------------------------------------------------------------------------------------------------------
17 Likely to become Bankrupt
   (excluding secured assets)                   67.54%                66.51%               67.44%          (0.08%)            0.93%
------------------------------------------------------------------------------------------------------------------------------------

Note: Above figures exclude certain mortgage and consumer loans.

                                          Mitsubishi Tokyo Financial Group, Inc

4. Earning Projections for the Fiscal Year Ending March 31, 2004
----------------------------------------------------------------

   (Non-consolidated)                                                          (in billions of yen)
   ------------------------------------------------------------------------------------------------
                         For the year ended          For the year                For the six
                           March 31, 2003               ending                   months ending
                              (actual)              March 31, 2004            September 30, 2003
   ------------------------------------------------------------------------------------------------

1  Operating income            27.2                    44.0                          42.0
   ------------------------------------------------------------------------------------------------
2  Ordinary profit             22.4                    40.0                          40.0
   ------------------------------------------------------------------------------------------------
3  Net income                  23.3                    40.0                          40.0
   ------------------------------------------------------------------------------------------------

   (Cash dividends)                                                           (in yen per share)
   ------------------------------------------------------------------------------------------------
                       Annual dividends           Annual dividends
                          per share                  per share
                         for the year               for the year                    Interim
                            ended                     ending                     dividends per
                        March 31, 2003             March 31, 2004                    share
   ------------------------------------------------------------------------------------------------
4  Common stock              4,000                     4,000                           -
   ------------------------------------------------------------------------------------------------

   (Consolidated)                                                              (in billions of yen)
   ------------------------------------------------------------------------------------------------
                       For the year                                          For the six
                          ended                 For the year                months ending
                      March 31, 2003              ending                    September 30,
                         (actual)             March 31, 2004                    2003
   ------------------------------------------------------------------------------------------------
5  Ordinary income         2,772.5                   2,880.0                    1,395.0
   ------------------------------------------------------------------------------------------------
6  Ordinary profit (loss)   (360.2)                    370.0                      150.0
   ------------------------------------------------------------------------------------------------
7  Net income (loss)        (161.4)                    190.0                       70.0
   ------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

II. Progress in Addressing Key Issues

    Medium-Term Business Plan: Highlights of progress made in fiscal 2002

1.  Addressing the problem loan issue
-------------------------------------

    Rapid removal from the balance sheet of loans categorized as "Under high risk of bankruptcy" or below

    . Concentrated effort to remove outstanding loans within two years and newly arising problem loans within three years

    Rapid reduction of problem loan ratio

    . Aim to reduce the ratio by approximately half by the end of fiscal year
      2004 from the level at the end of fiscal year 2001

      -  Through aggressive utilization of the Resolution and Collection Corp.
         (RCC) and other measures, and rapidly removing from the balance sheet loans to customers categorized as "Under high risk of bankruptcy" or below, the total amount of problem loans held by the Group as of March 31, 2003 decreased by 1.65 trillion yen compared to one year earlier. This was achieved in spite of continued high levels of newly arising problem loans.

      - The ratio of problem loans as of March 31, 2003 fell 2.8 percentage points from the year before to 5.34%.

Disclosed Claims under the Financial Reconstruction Law

                                                                                   (in billions of yen)
-------------------------------------------------------------------------------------------------------
                                                       As of             As of          Increase /
                                                  March 31, 2002    March 31, 2003      (decrease)
-------------------------------------------------------------------------------------------------------
Total                                                  4,269.4           2,615.2          (1,654.2)
-------------------------------------------------------------------------------------------------------
    Claims   to   bankrupt   and   substantially
    bankrupt debtors                                     419.0             226.4            (192.6)
------------------------------------------------------------------------------------------------------
    Claims under high risk                             1,933.5           1,031.3            (902.1)
------------------------------------------------------------------------------------------------------
    Claims under close observation                     1,916.8           1,357.4            (559.3)
=======================================================================================================
Ratio of problem loans                                   8.14%             5.34%            (2.80%)
-------------------------------------------------------------------------------------------------------

2.  Reduction of equity portfolio
---------------------------------

    As of March 31, 2003, the balance of equity holdings had been reduced to around the level of tier one capital.

    From the standpoint of overall risk management, the Group plans to sell a further 750 billion yen of equity holdings during fiscal 2003.

      - The Group disposed of approximately 1.28 trillion yen of equity holdings during fiscal 2002, including transfers to exchange-traded funds and sales to the Bank of Japan.

Balance of equity holdings (on MTFG's consolidated balance sheet)

                                                                                   (in billions of yen)
-------------------------------------------------------------------------------------------------------
                                            As of March 31,     As of March 31,       Increase /
                                                 2002                2003             (decrease)
-------------------------------------------------------------------------------------------------------

Securities available for sale -
marketable stock                                 5,027.6             3,124.2           (1,903.4)
-------------------------------------------------------------------------------------------------------
Tier 1 Capital                                   3,181.1             3,128.6              (52.4)
-------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Cost cuts
------------

(1) Personnel cuts

    -  Forecast 18,000-18,500 staff* at the end of March 2005

                              (reduction of 4,000 - 4,500 from March 2001 level)
    Number of staff*

---------------------------------------------------------------------------------------------------------------
                 As of March 31, 2001    As of March 31, 2002    As of March 31, 2003
---------------------------------------------------------------------------------------------------------------
                                                                                        Change from March 2001
---------------------------------------------------------------------------------------------------------------

MTFG                     22,438                  21,385                 20,603                 (1,835)
       --------------------------------------------------------------------------------------------------------
       BTM               16,556                  15,720                 15,179                 (1,377)
       --------------------------------------------------------------------------------------------------------
       MTBC               5,882                   5,665                  5,424                   (458)
---------------------------------------------------------------------------------------------------------------

*Total of BTM and MTBC full-time, domestic staff (non-consolidated)

(2) Reduction in the number of branch offices

    - Plan to reduce number of domestic branches by around 50 by the end of March 2005

                                       (Compared to end of September 2001 level)

    Number of offices (Head office and domestic branches, sub-branches and agencies)

---------------------------------------------------------------------------------------------------------------
                 As of Sept. 30, 2001    As of March 31, 2002    As of March 31, 2003
---------------------------------------------------------------------------------------------------------------
                                                                                        Change from Sept. 2001
---------------------------------------------------------------------------------------------------------------

 MTFG                   361                     351                  335                    (26)
       --------------------------------------------------------------------------------------------------------
       BTM              302                     296                  282                    (20)
       --------------------------------------------------------------------------------------------------------
       MTBC              59*                     55                   53                     (6)
---------------------------------------------------------------------------------------------------------------

*For MTBC, the number of branches as of Oct. 1, 2001 (after merger of the three trust banks)

    For reference: Medium-Term Business Plan (2003)
    -----------------------------------------------

    We have revised our assumptions for the outlook for interest rates etc., and made Medium-Term Business Plan (2003) for the fiscal periods from 2003 to 2005 *1. The financial plan for fiscal 2005 is as follows:

    Consolidated                                                    (in billions of yen)
    ------------------------------------------------------------------------------------
                                      Fiscal 2002       Fiscal 2005          Change
                                         Actual            Target
    ------------------------------------------------------------------------------------

    Net operating profit *2               764.2           1,140           +380  (approx.)
    -------------------------------------------------------------------------------------
    Net Income (loss)                    (161.4)            460           +620  (approx.)
    -------------------------------------------------------------------------------------
    ROE *3                                 (5.9%)            13%+          +19% (approx.)
    -------------------------------------------------------------------------------------
    BIS Capital Adequacy Ratio            10.84%      Around 12%          +1.2% (approx.)
    (Tier 1 Capital)                      (5.68%)     (Around 7%)        (+1.3%)(approx.)
    -------------------------------------------------------------------------------------

    (Reference) Non-consolidated aggregates                         (in billions of yen)
    ------------------------------------------------------------------------------------
                                     Fiscal 2002        Fiscal 2005          Change
                                         Actual            Target
    ------------------------------------------------------------------------------------

    Gross Operating profit             1,312.6            1,565          +250 (approx.)
    ------------------------------------------------------------------------------------
    Operating Expenses                   622.7              613           (10)(approx.)
    (Expense ratio)                        (47%)            (39%)          (8%)
    ------------------------------------------------------------------------------------
    Net Operating Profit *4              689.9              952          +260 (approx.)
    ------------------------------------------------------------------------------------
    Net Income                          (187.4)             385          +570 (approx.)
    ------------------------------------------------------------------------------------

    *1. For fiscal 2005 we assume the following: A three-month euro-yen rate averaging 0.6% over the period, an exchange rate of 120 yen / dollar as of March 31, 2006, and growth in Japanese GDP in real term of 1.8%.

    *2. Before trust account write-offs and general provision for loan losses.

    *3. (Net income - non-convertible preferred share dividends) / (average capital (excluding the value of non-convertible preferred shares, appraisal gains)).

    *4. Before trust account write-offs and general provision etc. for loan losses.

                                          Mitsubishi Tokyo Financial Group, Inc.

III. Consolidated Management of the Group

Through a further reform of its profit structure, the Group seeks to build swiftly a business structure that can achieve stable growth.

As we strive to achieve this target, we will implement the additional initiatives listed below. Taking this opportunity, we aim to restructure the business model of the entire Group, by shifting to a more consolidated and integrated management of the Group.

In rebuilding the business model, Bank of Tokyo-Mitsubishi (BTM), Mitsubishi Trust & Banking Corporation (MTBC) and Mitsubishi Securities will seek to reallocate their resources, including personnel and facilities, to further enhance the expertise of each Group company, and to create a structure that can provide customers with higher quality and more comprehensive financial services.

1. Retail Business: Strengthening Strategy and Improving Efficiency
-------------------------------------------------------------------

Strengthen operations and raise efficiency in the growing retail business area. By developing strategies and through integrating operations group-wide, we aim to achieve rapid and customer-friendly delivery of the best products and services to each customer through efficient channels.

(1) Establish MTFG Plaza*, a new comprehensive financial services channel for retail customers

    - MTFG Plaza will be a new delivery channel providing comprehensive financial services from BTM, MTBC and Mitsubishi Securities.

    - Providing integrated and comprehensive financial services and products in a one-stop location, MTFG Plaza will offer BTM's banking services, MTBC's trust banking services and securities services from Mitsubishi Securities.

    - Growth of MTFG Plaza outlets will lead to further development of joint branches between BTM and Mitsubishi Securities, the streamlining of certain existing MTBC branches and the establishment of new, streamlined MTBC branches. We aim to fully integrate and raise the efficiency of our group-wide channels for retail customers.

(2) Utilize IT and telecommunications to develop Virtual MTFG Plaza*

    - In addition to MTFG Plaza outlets, we will diversify our channels through the development of a Virtual MTFG Plaza. This channel will utilize IT and telecommunications technology to provide products and services from each Group company.

    - For example, we are considering the introduction of automated contracting machines at non-MTFG Plaza branches, through which customers can access banking, trust and securities services.

         *(Provisional name)

                                          Mitsubishi Tokyo Financial Group, Inc.

(3) Develop a Group operational strategy

    - Develop as a Group an overall strategy for business with individuals (mass market, high net worth and workplace based) and increase efficiency through common use of infrastructure and resources.

    - In order to provide comprehensive service to individuals as a Group, we will revamp our product line up to attract individuals' funds, and will also consider the development of composite banking, trust and securities services and products.

2.  Standardizing and Integrating Operations and Systems
--------------------------------------------------------

    Further develop the standardization and integration of office operations and systems, and pursue reduction of total group costs while maintaining a high level of functionality, quality and dependability.


    (1) Continue concentration and integration of large volume operations

        - The concentration and integration of delivery operations for cash and bills etc. between BTM and MTBC is now complete. We are also examining jointly how to streamline office operations and reduce running costs through concentration and integration of back-office operational centers.

    (2) Consider the standardization and integration of system platforms

        - Start to consider standardizing the banking business IT systems of BTM and MTB based on BTM's existing systems.

        - We aim to reduce costs across the Group by sharing open system assets for services such as online banking and ATM's in convenience stores, by integrating systems maintenance, and by sharing network platforms.

    (3) Combine and integrate facilities, resources and outsourcing

        - Accelerate the integration and sharing of operational and system sites between the two banks.

        -   Examine the joint outsourcing of operations and systems functions.

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Increasing expertise and operational efficiency
--------------------------------------------------

Consolidate skills and functions within the Group to further increase expertise and raise operational efficiency and productivity.

   (1) Strengthen investment banking

       - In strengthening our Group's investment banking business in response to our clients' sophisticated needs, we will concentrate our specialized skills and business capabilities to deliver high-level services and raise business efficiency.

       - In concrete terms, we will bring together group-wide human resources to strengthen our syndicated loans function, and will consider shifting the mergers & acquisition and derivatives business of MTBC to Mitsubishi Securities as well as other measures.

   (2) Pursue a Group strategy in asset management and asset administration businesses

       - In order to raise competitiveness, we will restructure the growing asset management business and the highly competitive asset administration business on a Group basis.

       - In concrete terms, we will fully utilize the know-how of MTBC in the investment trust, 401K and custody businesses etc.

   (3) Launch a comprehensive solution business for corporate clients

       - Through cooperation and collaboration among BTM, MTBC and Mitsubishi Securities, the Group will provide a fully integrated and comprehensive solutions service to corporate clients. In addition, we will radically raise our business efficiency through an allocation of roles that meets the needs of corporate clients.

   (4) Concentrate corporate center functions to increase expertise and raise efficiency

       - Through concentration of corporate center functions within the Group and their joint use by each Group company, we aim to raise efficiency through shared policy, know-how and infrastructure, and to enhance the management systems for risk management, internal audit and compliance etc.

                                      *  *  *

These materials contain forward-looking statements relating to us including, among other things, current projections, targets with respect to the results of operations, financial conditions and other future events.
These forward-looking statements are not a guarantee of future results and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. For a detailed discussion of these risks and other risks, uncertainties, and possible changes, please see our latest financial summary report, annual report or other public filings.
                                       -10-